12025752

PRAXAIR

*Making our planet more productive*™





# Making our planet more productive







## 2011 ANNUAL REPORT

# Financial Highlights

*(Dollar amounts in millions, except per share data)*

| Year ended December 31, | 2011 | 2010 | 2009 |
|---|---|---|---|
| **Reported Amounts:** | | | |
| Sales | $11,252 | $10,116 | $8,956 |
| Operating profit | $2,468 | $2,082 | $1,575 |
| Net income - Praxair, Inc. | $1,672 | $1,195 | $1,254 |
| Diluted earnings per share | $5.45 | $3.84 | $4.01 |
| **Adjusted Amount[(a)]:** | | | |
| Operating profit | $2,469 | $2,167 | $1,881 |
| Net income - Praxair, Inc. | $1,666 | $1,476 | $1,247 |
| Diluted earnings per share | $5.43 | $4.74 | $3.99 |
| **Other Information & Ratios:** | | | |
| Cash flow from operations[(b)] | $2,455 | $1,905 | $2,168 |
| Capital expenditures | $1,797 | $1,388 | $1,352 |
| After-tax return on capital[(c)] | 14.7% | 14.4% | 13.8% |
| Return on equity[(c)] | 28.2% | 26.4% | 27.0% |

a) Adjusted amounts are non-GAAP measures. 2011 adjusted amounts exclude the impact of a gain from an acquisition and charges relating to a cost reduction program. 2010 adjusted amounts exclude the impact of the Spain income tax settlement, U.S. homecare divestiture, repatriation tax benefit and Venezuela currency devaluation. 2009 adjusted amounts exclude the impact of the Brazil tax amnesty program and other changes. Adjusted amounts are reconciled to reported amounts in the "Non-GAAP Financial Measures" section in Item 7.

b) 2010 cash flow from operations includes a $481 million payment related to the Spain income tax settlement. See "Liquidity, Capital Resources and Other Financial Data" section in Item 7.

c) After-tax return on capital and return on equity are non-GAAP measures defined in the "Non-GAAP Financial Measures" section in Item 7.

SALES



$8,956
$10,116
$11,252
'09
'10
'11


ADJUSTED DILUTED EARNINGS PER SHARE[(a)]



$3.99
$4.74
$5.43
'09
'10
'11


AFTER-TAX RETURN ON CAPITAL[(c)]



13.8%
14.4%
14.7%
'09
'10
'11


2011 SALES

END MARKETS



Food & Beverage 6%
Healthcare 8%
Manufacturing 24%
Metals 18%
Energy 11%
Aerospace 3%
Chemicals 10%
Electronics 9%
Other 11%


BUSINESS SEGMENTS



Surface Technologies 6%
North America 49%
South America 20%
Europe 13%
Asia 12%


DISTRIBUTION METHOD



On-site 25%
Merchant 32%
Packaged Gases 27%
Other 16%

## Chairman's Letter

Dear Shareholder:

The Praxair team demonstrated outstanding leadership during 2011, delivering record results and outperforming our competition in operating margin and return on capital. Our engineering team did an exceptional job of starting more than a dozen new major projects around the world within 1% of budget and 3% of schedule. We also expanded our industry-leading portfolio of air separation plant product lines with four new offerings.

Adjusted earnings per share were up 15% from the prior year. Total shareholder return on Praxair's stock in 2011 was 14% compared with 2% for the Standard & Poor's 500 Index and negative 10% for the Standard & Poor's Materials Index. Just after year-end, we announced the 19th consecutive annual increase in Praxair's dividend.

Sales were up 11% from 2010, reflecting volume growth in energy, metals, manufacturing and chemicals end markets. Adjusted operating profit increased 14%, outpacing sales growth, and our operating margin reached a record 22%. An important contribution to these results was $375 million in productivity savings from Six Sigma and Lean projects, operational excellence programs and global sourcing initiatives.

We generated record operating cash flow of $2.5 billion, which helped fund construction of large on-site projects under long-term contracts. We also increased ownership in Yara Praxair, our Scandinavian joint venture, acquired several industrial and specialty packaged gases businesses in the U.S. and invested in a joint venture in the Middle East.

Beyond financial results, I am particularly proud of our global team's best-ever safety performance during 2011. Worldwide, recordable injuries were down 22% and serious vehicle accidents were down 26%. This is a tribute to the rigorous vigilance of each and every employee in maintaining a safe workplace wherever we operate.

Praxair was again selected as a component of the Dow Jones Sustainability World Index, which evaluates companies on their economic, social and environmental contributions. Praxair is the only U.S.-based company in the chemical sector selected for the World Index for nine consecutive years. Separately, *Forbes* magazine named Praxair among the top 50 "World's Most Innovative Companies."

Our strategic focus on energy markets, emerging economies and environmental applications as growth platforms played a key role in our success during the year. In the energy sector, demand for hydrogen from our refining customers continues to increase at about 20% annually. Hydrogen is essential to the production of cleaner-burning transportation fuels. We announced a significant expansion of our hydrogen supply capabilities along the U.S. Gulf Coast, including new plants in Texas and Louisiana and a pipeline extension. Across the globe, a new plant to supply Indian Oil Corporation is currently underway. In other energy sectors, there was a substantial increase in oil-well services and gases sales to natural gas fracturing activity in the U.S., Canada and Mexico.

In China, we are commissioning our second world-scale cryogenic plant for the coal gasification sector, which is strategic to the government's goal of reducing dependence on imported energy. Projects underway in Korea are expected to double our sales to the electronics industry over the next several years. In South America, we are complementing our leadership position in Brazil with expansion into other high growth countries. In Russia, we have four projects under construction serving the steel, glass and chemical markets.

Applications technologies, many of which deliver environmental and efficiency benefits to customers are an increasingly significant contributor to annual sales growth. As an example of how we are "making our planet more productive," use of our oxygen instead of air in metal production, glass furnaces and aluminum recycling saves fuel, reduces emissions and often reduces capital costs for the customer. In other sectors, Praxair is leading the use of industrial gases in the treatment of drinking water as well as industrial and municipal wastewater, helping to address global issues of water quality, water scarcity and waste management.

In summary, Praxair has a proven track record of achieving profitable growth through a variety of economic cycles, and 2011 was no exception. Since 2000, in a decade marked by two recessions, the cumulative average growth in Praxair's earnings per share has been 12% compared with 5% for the Standard & Poor's 500 Index.

We embark on 2012 with a record number of projects under construction that will generate significant revenue growth as they start up between now and 2014. At the same time, our laser-like focus on operational and capital discipline should maintain our industry-leading return on capital and solid earnings growth. I have full confidence that our global team's creativity, integrity and outstanding business acumen will continue to deliver shareholder and customer value in the years ahead.

Steve Angel
Chairman, President & Chief Executive Officer
February 29, 2012

*Financial comparisons are non-GAAP measures.*

## Board of Directors

**Stephen F. Angel**
Chairman, President & Chief Executive Officer, Praxair, Inc.

**Oscar de Paula Bernardes**
Managing Partner, Yguapora Consultoria e Empreendimentos Ltda; former Chief Executive Officer, Bunge International
*Finance & Pension; Governance & Nominating Committees*

**Nance K. Dicciani**
Former President & Chief Executive Officer, Honeywell Specialty Materials
*Compensation & Management Development; Finance & Pension Committees*

**Edward G. Galante**
Former Senior Vice President, ExxonMobil Corporation
*Compensation & Management Development; Governance & Nominating Committees*

**Claire W. Gargalli**
Former Vice Chairman, Diversified Search Companies
*Executive Session Presiding Director; Governance & Nominating (Chair); Audit Committees*

**Ira D. Hall**
Former President & Chief Executive Officer, Utendahl Capital Management, L.P.
*Finance & Pension (Chair); Audit Committees*

**Raymond W. LeBoeuf**
Former Chairman & Chief Executive Officer, PPG Industries, Inc.
*Audit (Chair); Finance & Pension Committees*

**Larry D. McVay**
Principal, Edgewater Energy, LLC; Former Chief Operating Officer, TNK-BP Holding
*Audit; Finance & Pension Committees*

**Wayne T. Smith**
Chairman, President & Chief Executive Officer, Community Health Systems, Inc.
*Compensation & Management Development (Chair); Governance & Nominating Committees*

**Robert L. Wood**
Former Chairman, President & Chief Executive Officer, Chemtura Corporation
*Compensation & Management Development; Governance & Nominating Committees*

## Executive Leadership

**Stephen F. Angel,** Chairman, President & Chief Executive Officer

**Scott E. Telesz,** Executive Vice President

**James S. Sawyer,** Executive Vice President & Chief Financial Officer

**Eduardo F. Menezes,** Executive Vice President & President, North American Industrial Gases

**James T. Breedlove,** Senior Vice President, General Counsel & Secretary

**Raymond P. Roberge,** Senior Vice President & Chief Technology Officer

## Officers

**Domingos H.G. Bulus,** Senior Vice President & President, Praxair South America

**Murray G. Covello,** Vice President, Global Supply Systems

**Marc A. Franciosa,** Vice President, Information Technology Services

**Mark F. Gruninger,** President, Praxair Surface Technologies, Inc.

**Timothy S. Heenan,** Vice President, Tax & Treasury

**Elizabeth T. Hirsch,** Vice President & Controller

**Sunil Mattoo,** Vice President, Strategic Planning

**Murilo B. Melo,** President, Praxair Mexico

**Susan M. Neumann,** Vice President, Communications & Public Relations

**John M. Panikar,** President, Praxair Distribution, Inc.

**Anne K. Roby,** President, Praxair Asia

**Sally A. Savoia,** Vice President, Human Resources

**Todd A. Skare,** President, Praxair Europe

**Theodore F. Trumpp III,** Vice President, Global Sales

**Matthew J. White,** President, Praxair Canada

**Daniel H. Yankowski,** President, Global Hydrogen

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**WASHINGTON, D.C. 20549**

# FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the fiscal year ended December 31, 2011**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the transition period from to**

**Commission file number 1-11037**



# Praxair, Inc.

**Praxair, Inc.**
**39 Old Ridgebury Road**
**Danbury, Connecticut 06810-5113**
**Tel. (203) 837-2000**

**State of incorporation: Delaware**
**IRS identification number: 06-124 9050**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class: | Registered on: |
|---|---|
| Common Stock ($0.01 par value) | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act: None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non- accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common stock held by non-affiliates as of June 30, 2011, was approximately $33 billion (based on the closing sale price of the stock on that date as reported on the New York Stock Exchange).

At January 31, 2012, 298,410,216 shares of common stock of Praxair, Inc. were outstanding.

**Documents incorporated by reference:**

Portions of the Proxy Statement of Praxair, Inc., for its 2012 Annual Meeting of Shareholders, are incorporated in Part III of this report.

**PRAXAIR, INC.**

**ANNUAL REPORT ON FORM 10-K**
**For the fiscal year ended December 31, 2011**

## TABLE OF CONTENTS

# PART I

## ITEM 1. BUSINESS

### General

Praxair, Inc. (Praxair or the company) was founded in 1907 and became an independent publicly traded company in 1992. Praxair was the first company in the United States to produce oxygen from air using a cryogenic process and continues to be a major technological innovator in the industrial gases industry.

Praxair is the largest industrial gas supplier in North and South America, is rapidly growing in Asia, and has strong, well-established businesses in Europe. Praxair's primary products in its industrial gases business are atmospheric gases (oxygen, nitrogen, argon, rare gases) and process gases (carbon dioxide, helium, hydrogen, electronic gases, specialty gases, acetylene). The company also designs, engineers, and builds equipment that produces industrial gases for internal use and external sale. The company's surface technologies segment, operated through Praxair Surface Technologies, Inc., supplies wear-resistant and high-temperature corrosion-resistant metallic and ceramic coatings and powders. Praxair's sales were $11,252 million, $10,116 million, and $8,956 million for 2011, 2010, and 2009, respectively. Refer to Note 18 to the consolidated financial statements for additional information related to Praxair's reportable segments.

Praxair serves approximately 25 industries as diverse as healthcare and petroleum refining; computer-chip manufacturing and beverage carbonation; fiber-optics and steel making; and aerospace, chemicals and water treatment. In 2011, 94% of sales were generated in four geographic segments (North America, Europe, South America and Asia) primarily from the sale of industrial gases, with the balance generated from the surface technologies segment. Praxair provides a competitive advantage to its customers by continuously developing new products and applications, which allow them to improve their productivity, energy efficiency and environmental performance.

### Industrial Gases Products and Manufacturing Processes

Atmospheric gases are the highest volume products produced by Praxair. Using air as its raw material, Praxair produces oxygen, nitrogen and argon through several air separation processes of which cryogenic air separation is the most prevalent. As a pioneer in the industrial gases industry, Praxair is a leader in developing a wide range of proprietary and patented applications and supply systems technology. Praxair also led the development and commercialization of non-cryogenic air separation technologies for the production of industrial gases. These technologies open important new markets and optimize production capacity for the company by lowering the cost of supplying industrial gases. These technologies include proprietary vacuum pressure swing adsorption ("VPSA") and membrane separation to produce gaseous oxygen and nitrogen, respectively. Praxair also manufactures precious metal and ceramic sputtering targets used primarily in the production of semiconductors.

Process gases, including carbon dioxide, hydrogen, carbon monoxide, helium, specialty gases and acetylene are produced by methods other than air separation. Most carbon dioxide is purchased from by-product sources, including chemical plants, refineries and industrial processes and is recovered from carbon dioxide wells. Carbon dioxide is processed in Praxair's plants to produce commercial and food-grade carbon dioxide. Hydrogen and carbon monoxide are produced by either steam methane reforming of natural gas or by purifying by-product sources obtained from the chemical and petrochemical industries. Most of the helium sold by Praxair is sourced from certain helium-rich natural gas streams in the United States, with additional supplies being acquired from outside the United States. Acetylene is typically produced from calcium carbide and water or purchased as a chemical by-product.

**Industrial Gases Distribution**

There are three basic distribution methods for industrial gases: (i) on-site or tonnage; (ii) merchant liquid; and (iii) packaged or cylinder gases. These distribution methods are often integrated, with products from all three supply modes coming from the same plant. The method of supply is generally determined by the lowest cost means of meeting the customer's needs, depending upon factors such as volume requirements, purity, pattern of usage, and the form in which the product is used (as a gas or as a cryogenic liquid).

*On-site.* Customers that require the largest volumes of product (typically oxygen, nitrogen and hydrogen) and that have a relatively constant demand pattern are supplied by cryogenic and process gas on-site plants. Praxair constructs plants on or adjacent to these customers' sites and supplies the product directly to customers by pipeline. On-site product supply contracts generally are total requirement contracts with terms typically ranging from 10-20 years and containing minimum purchase requirements and price escalation provisions. Many of the cryogenic on-site plants also produce liquid products for the merchant market. Therefore, plants are typically not dedicated to a single customer. Advanced air separation processes allow on-site delivery to customers with smaller volume requirements. Customers using these systems usually enter into requirement contracts with terms typically ranging from 5-15 years.

*Merchant.* The merchant business is generally associated with distributable liquid oxygen, nitrogen, argon, carbon dioxide, hydrogen and helium. The deliveries generally are made from Praxair's plants by tanker trucks to storage containers owned or leased and maintained by Praxair or the customer at the customer's site. Due to distribution cost, merchant oxygen and nitrogen generally have a relatively small distribution radius from the plants at which they are produced. Merchant argon, hydrogen and helium can be shipped much longer distances. The agreements used in the merchant business are usually three-to five-year requirement contracts.

*Packaged Gases.* Customers requiring small volumes are supplied products in metal containers called cylinders, under medium to high pressure. Packaged gases include atmospheric gases, carbon dioxide, hydrogen, helium and acetylene. Praxair also produces and distributes in cylinders a wide range of specialty gases and mixtures. Cylinders may be delivered to the customer's site or picked up by the customer at a packaging facility or retail store. Packaged gases are generally sold by purchase orders.

A substantial amount of the cylinder gases sold in the United States is distributed by independent distributors that buy merchant gases in liquid form and repackage the products in their facilities. Packaged gas distributors, including Praxair, also distribute welding equipment purchased from independent manufacturers. Over time, Praxair has acquired a number of independent industrial gases and welding products distributors at various locations in the United States and continues to sell merchant gases to other independent distributors. Between its own distribution business, joint ventures and sales to independent distributors, Praxair is represented in 48 states, the District of Columbia and Puerto Rico.

**Surface Technologies**

Praxair's surface technologies segment supplies wear-resistant and high-temperature corrosion-resistant metallic and ceramic coatings and powders to the aircraft, energy, printing, textile, plastics, primary metals, petrochemical and other industries. It also manufactures a complete line of electric arc, plasma and high-velocity oxygen fuel spray equipment as well as arc and flame wire equipment used for the application of wear-resistant coatings. The coatings extend wear life and are applied at Praxair's facilities using a variety of thermal spray coatings processes. The coated parts are finished to the customer's precise specifications before shipment.

**Inventories** – Praxair carries inventories of merchant and cylinder gases, hardgoods and coatings materials to supply products to its customers on a reasonable delivery schedule. On-site plants and pipeline complexes have limited inventory. Inventory obsolescence is not material to Praxair's business.

**Customers** – Praxair is not dependent upon a single customer or a few customers.

**International** – Praxair is a global enterprise with approximately 63% of its 2011 sales outside of the United States. It conducts industrial gases business through consolidated companies in Argentina, Bahrain, Belgium, Bolivia, Brazil, Canada, Chile, China, Colombia, Costa Rica, Denmark, Dominican Republic, France, Germany, India, Italy, Japan, South Korea, Malaysia, Mexico, the Netherlands, Norway, Paraguay, Peru, Portugal, Puerto Rico, Russia, Saudi Arabia, Spain, Sweden, Taiwan, Thailand, United Arab Emirates, Uruguay and Venezuela. Societa Italiana Acetilene & Derivati S.p.A. (S.I.A.D.), an Italian company accounted for as an equity company, also has established positions in Austria, Bosnia, Bulgaria, Croatia, the Czech Republic, Hungary, Romania, Russia, Serbia, Slovakia, Slovenia and Ukraine. Refrigeration and Oxygen Company Limited (ROC), a Middle Eastern company accounted for as an equity company, has operations in the United Arab Emirates, Kuwait and Qatar. Praxair's surface technologies segment has operations in Brazil, Canada, China, France, Germany, India, Italy, Japan, Singapore, South Korea, Switzerland and the United Kingdom.

Praxair's international business is subject to risks customarily encountered in foreign operations, including fluctuations in foreign currency exchange rates, import and export controls, and other economic, political and regulatory policies of local governments. Also, see Item 1A. "Risk Factors" and Item 7A. "Quantitative and Qualitative Disclosures About Market Risk."

**Seasonality** – Praxair's business is generally not subject to seasonal fluctuations to any significant extent.

**Research and Development** – Praxair's research and development is directed toward developing new and improved methods for the production and distribution of industrial gases and the development of new markets and applications for these gases. This results in the development of new advanced air separation and hydrogen process technologies and the frequent introduction of new industrial gas applications. Research and development for industrial gases is principally conducted at Tonawanda, New York; Burr Ridge, Illinois; Rio de Janeiro, Brazil; Shanghai, China; and Bangalore, India.

Praxair conducts research and development for its surface technologies to improve the quality and durability of coatings and the use of specialty powders for new applications and industries. Surface technologies research is conducted at Indianapolis, Indiana.

**Patents and Trademarks** – Praxair owns or licenses a large number of United States and foreign patents that relate to a wide variety of products and processes. Praxair's patents expire at various times over the next 20 years. While these patents and licenses are considered important, Praxair does not consider its business as a whole to be materially dependent upon any one particular patent or patent license. Praxair also owns a large number of trademarks.

**Raw Materials and Energy Costs** – Energy is the single largest cost item in the production and distribution of industrial gases. Most of Praxair's energy requirements are in the form of electricity, natural gas and diesel fuel for distribution.

The supply of energy has not been a significant issue in the geographic areas where the company conducts business. However, energy availability and price is unpredictable and may pose unforeseen future risks.

For carbon dioxide, carbon monoxide, helium, hydrogen, specialty gases and surface technologies, raw materials are largely purchased from outside sources. Praxair has contracts or commitments for, or readily available sources of, most of these raw materials; however, their long-term availability and prices are subject to market conditions.

**Competition** – Praxair operates within a highly competitive environment. Some of its competitors are larger in size and capital base than Praxair. Competition is based on price, product quality, delivery, reliability, technology and service to customers.

Major competitors in the industrial gases industry both in the United States and worldwide include Air Products and Chemicals, Inc., Airgas Inc., L'Air Liquide S.A., and Linde AG. Principal competitors for the surface technologies lines are Chromalloy Gas Turbine Corporation, a subsidiary of Sequa Corporation, Bodycote, PLC, and Sulzer Metco Management AG. Other competitors in surface coating technologies vary by geographic region.

**Employees and Labor Relations** – As of December 31, 2011, Praxair had 26,184 employees worldwide. Of this number, 9,197 are employed in the United States. Praxair has collective bargaining agreements with unions at numerous locations throughout the world, which expire at various dates. Praxair considers relations with its employees to be good.

**Environment** – Information required by this item is incorporated herein by reference to the section captioned "Management's Discussion and Analysis – Environmental Matters" in Item 7 of this 10-K.

**Available Information –** The company makes its periodic and current reports available, free of charge, on or through its website, www.praxair.com, as soon as practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission (SEC). Investors may also access from the company website other investor information such as press releases and presentations. Information on the company's website is not incorporated by reference herein.

In addition, the public may read and copy any materials filed with the SEC at the SEC's Public Reference Room located at 100 F Street NE, Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website, www.sec.gov, that contains reports, proxy information statements and other information regarding issuers that file electronically.

**Executive Officers** – The following Executive Officers have been elected by the Board of Directors and serve at the pleasure of the Board. It is expected that the Board will elect officers annually following each annual meeting of shareholders.

Stephen F. Angel, 56, is Chairman and Chief Executive Officer of Praxair, Inc. since 2007. Before this, Mr. Angel served as President & Chief Operating Officer from March to December 2006, and as Executive Vice President from 2001 to March 2006. Prior to joining Praxair in 2001, Mr. Angel was General Manager for the General Electric Company Industrial Systems Power Equipment business from 1999 to 2001, and was General Manager, Marketing and Sales, for General Electric's Transportation Systems business from 1996 to 1999. Mr. Angel is a director of PPG Industries, Inc., a member of the Board of the U.S.-China Business Council, a member of the U.S.-Brazil CEO Forum, a member of The Business Council, and a member of the Board of the Business Roundtable.

James T. Breedlove, 64, is Senior Vice President, General Counsel and Secretary of Praxair, Inc. and served as Vice President, General Counsel and Secretary from 2004 to 2006. Prior to joining Praxair in 2004, Mr. Breedlove was Senior Vice President and General Counsel at GE Equipment Services from 2002, and from 1992 to 2002 he served as a Senior Vice President of a division of General Electric Capital Corp.

Domingos H. G. Bulus, 50, is a Senior Vice President of Praxair, Inc. overseeing Praxair's businesses in South America, and served as a Vice President from 2003 to 2011. He is also President of White Martins Gases Industriais Ltda. ("White Martins"), Praxair's Brazilian subsidiary, since 2003. He served as President of Praxair Asia from 2001 to 2003. Mr. Bulus also served as Executive Director of the Andean Treaty region for White Martins from 1996 to 2001.

Elizabeth T. Hirsch, 58, is Vice President and Controller of Praxair, Inc. since December 2010. Prior to becoming Controller, she served as Praxair's Director of Investor Relations since 2002 and as Vice President of Investor

Relations since October 2010. She joined Praxair in 1995 as Director of Corporate Finance and later served as Assistant Treasurer. Previously, she had fifteen years of experience in corporate banking, primarily at Manufacturers Hanover Trust Company.

Ricardo S. Malfitano, 53, is an Executive Vice President of Praxair, Inc. who is retiring from Praxair effective March 1, 2012 and has overseen Praxair's South America and Asia regions, and the electronics businesses, global hydrogen business, global supply systems, global operations excellence, safety and environmental compliance and global sustainability. Mr. Malfitano served as a Senior Vice President of Praxair from 2003 to 2006 and was President of White Martins, and President, Praxair South America from 2001 to 2003. He served as President, North American Industrial Gases and President of Praxair Canada from 1998 to 2001.

Eduardo F. Menezes, 48, was promoted to Executive Vice President from Senior Vice President effective March 1, 2012. He oversees Praxair's North American Industrial Gases and Mexico businesses and Praxair Distribution, Inc. (the packaged gases business). From 2010 to March 2011, he was a Vice President of Praxair with responsibility for the North American Industrial Gases business. From 2007 to 2010, he was President of Praxair Europe. He served as Managing Director of Praxair's business in Mexico from 2004 to 2007, as Vice President and General Manager for Praxair Distribution, Inc. from 2003 to 2004 and as Vice President, U.S. West Region, for North American Industrial Gases, from 2000 to 2003.

Sally A. Savoia, 56, is Vice President, Human Resources of Praxair since 2002. She joined Praxair in 1981, holding positions in marketing, operations and quality before being named business manager, merchant gases, North America, in 1989. In 1993, she was named associate director, Investor Relations, and the following year became director of Praxair's worldwide re-engineering and quality programs. She was named vice president and general manager, Helium and Rare gases, in 1996 and became vice president, Healthcare, in 1998.

James S. Sawyer, 55, has been Chief Financial Officer of Praxair since 2000 and was named Executive Vice President and Chief Financial Officer in 2006. He was Vice President and Treasurer from 1994 until 2000. He joined Praxair in 1985 and held various financial roles including Finance Director for Europe between 1989 and 1992 and Assistant Treasurer from 1992 through 1994.

Scott E. Telesz, 44, was promoted to Executive Vice President from Senior Vice President, effective March 1, 2012. He is responsible for Praxair's business in Asia, Europe/Russia, the Middle East, Praxair Surface Technologies, Strategic Planning, and the Company's Global Procurement and Materials Management group. Before joining Praxair in 2010, he was a Vice President from 2007 to 2010 of SABIC Innovative Plastics, a major division of Riyadh-based Saudi Basic Industries Corporation, a global manufacturer of chemicals, fertilizers, plastics and metals. From 1998 to 2007, he held a variety of general management positions with General Electric, and from 1989 to 1998, Mr. Telesz held several positions, including Engagement Manager in the United States and Australia, with McKinsey & Company.

## ITEM 1A. RISK FACTORS

Due to the size and geographic reach of the company's operations, a wide range of factors, many of which are outside of the company's control, could materially affect the company's future operations and financial performance. Management believes the following risks may significantly impact the company:

*General Economic Conditions – Weakening economic conditions in markets in which the company does business may adversely impact the company's financial results and/or cash flows.*

Praxair serves approximately 25 diverse industries across more than 50 countries, which generally leads to financial stability through various business cycles. However, a broad decline in general economic or business conditions in the industries served by its customers could adversely affect the demand for Praxair's products and impair the ability of our customers to satisfy their obligations to the company, resulting in uncollected receivables and/or unanticipated contract terminations or project delays. In addition, many of the company's customers are in businesses that are cyclical in nature, such as the chemicals, electronics, metals and refining industries. Downturns in these industries may adversely impact the company during these cycles. Additionally, such conditions could impact the utilization of the company's manufacturing capacity which may require the company to recognize impairment losses on tangible assets such as property, plant and equipment as well as intangible assets such as intellectual property or goodwill.

*Cost and Availability of Raw Materials and Energy – Increases in the cost of energy and raw materials and/or disruption in the supply of these materials could result in lost sales or reduced profitability.*

Energy is the single largest cost item in the production and distribution of industrial gases. Most of Praxair's energy requirements are in the form of electricity, natural gas and diesel fuel for distribution. Praxair attempts to minimize the financial impact of variability in these costs through the management of customer contracts. Large customer contracts typically have escalation and pass-through clauses to recover energy and feedstock costs. Such attempts may not successfully mitigate cost variability which could negatively impact its financial condition or results of operations. The supply of energy has not been a significant issue in the geographic areas where it conducts business. However, regional energy conditions are unpredictable and may pose future risk.

For carbon dioxide, carbon monoxide, helium, hydrogen, specialty gases and surface technologies, raw materials are largely purchased from outside sources. Praxair has contracts or commitments for, or readily available sources of, most of these raw materials; however, their long-term availability and prices are subject to market conditions. A disruption in supply of such raw materials could impact the company's ability to meet contractual supply commitments.

*International Events and Circumstances – The company's international operations are subject to the risks of doing business abroad and international events and circumstances may adversely impact its business, financial condition or results of operations.*

Praxair has substantial international operations which are subject to risks including devaluations in currency exchange rates, transportation delays and interruptions, political and economic instability and disruptions, restrictions on the transfer of funds, the imposition of duties and tariffs, import and export controls, changes in governmental policies, labor unrest, possible nationalization and/or expropriation of assets, domestic and international tax laws and compliance with governmental regulations. These events could have an adverse effect on the international operations in the future by reducing the demand for its products, decreasing the prices at which it can sell its products, reducing the U.S. dollar value of revenue from international operations or otherwise having an adverse effect on its business. In particular, due to government actions related to business and currency regulations, there is considerable risk associated with operations in Venezuela (see Note 2 to the consolidated financial statements). At December 31, 2011, Praxair's sales and net assets in Venezuela were less than 1% of Praxair's consolidated amounts.

*Global Financial Markets Conditions – Macroeconomic factors may impact the company's ability to obtain financing or increase the cost of obtaining financing which may adversely impact the company's financial results and/or cash flows.*

Volatility and disruption in the U.S. and global credit and equity markets, from time to time, could make it more difficult for Praxair to obtain financing for its operations and/or could increase the cost of obtaining financing. In addition, the company's borrowing costs can be affected by short and long-term debt ratings assigned by independent rating agencies which are based, in significant part, on the company's performance as measured by certain criteria such as interest coverage and leverage ratios. A decrease in these debt ratings could increase the cost of borrowing or make it more difficult to obtain financing. While the impact of volatility in the global credit markets cannot be predicted with certainty, the company believes that it has sufficient operating flexibility, cash reserves, and funding sources to maintain adequate amounts of liquidity to meet its business needs around the world.

*Competitor Actions – The inability to effectively compete could adversely impact results of operations.*

Praxair operates within a highly competitive environment worldwide. Competition is based on price, product quality, delivery, reliability, technology and service to customers. Competitors' behavior related to these areas could potentially have significant impacts on the company's financial results.

*Governmental Regulations – The company is subject to a variety of United States and foreign government regulations. Changes in these regulations could have an adverse impact on the business, financial position and results of operations.*

The company is subject to regulations in the following areas, among others:

- Environmental protection;
- Domestic and international tax laws and currency controls;
- Safety;
- Securities laws (e.g., SEC and generally accepted accounting principles in the United States);
- Trade and import/ export restrictions;
- Antitrust matters;
- Global anti-bribery laws; and
- Healthcare reimbursement regulations

Changes in these or other regulatory areas may impact the company's profitability, may require the company to spend additional resources to comply with the regulations, or may restrict the company's ability to compete effectively in the marketplace. Noncompliance with such laws and regulations could result in penalties or sanctions that could have an adverse impact on the company's financial results. Environmental protection and healthcare reimbursement legislation are discussed further below.

Praxair is subject to various environmental and occupational health and safety laws and regulations, including those governing the discharge of pollutants into the air or water, the storage, handling and disposal of chemicals, hazardous substances and wastes, the remediation of contamination, the regulation of greenhouse gas emissions, and other potential climate change initiatives. Violations of these laws could result in substantial penalties, third party claims for property damage or personal injury, or sanctions. The company may also be subject to liability for the investigation and remediation of environmental contamination at properties that it owns or operates and at other properties where Praxair or its predecessors have operated or arranged for the disposal of hazardous wastes. Although management does not believe that any such liabilities will have a material adverse impact on its financial position and results of operations, management cannot provide assurance that such costs will not increase in the future or will not become material. See the section captioned "Management's Discussion and Analysis – Environmental Matters" in Item 7 of this Form 10-K.

*Catastrophic Events – Catastrophic events could disrupt the operations of the company and/or its customers and suppliers and may have a significant adverse impact on the results of operations.*

The occurrence of catastrophic events or natural disasters such as hurricanes, health epidemics, acts of war or terrorism, could disrupt or delay the company's ability to produce and distribute its products to customers and could potentially expose the company to third-party liability claims. In addition, such events could impact the company's customers and suppliers resulting in temporary or long-term outages and/or the limitation of supply of energy and other raw materials used in normal business operations. These situations are outside the company's control and may have a significant adverse impact on the company's financial results.

*Retaining Qualified Personnel – The inability to attract and retain qualified personnel may adversely impact the company's business.*

If Praxair fails to attract, hire and retain qualified personnel, the company may not be able to develop, market or sell its products or successfully manage its business. Praxair is dependent upon its highly skilled, experienced and efficient workforce to be successful. Much of Praxair's competitive advantage is based on the expertise and experience of its key personnel regarding its marketing, technology, manufacturing and distribution infrastructure, systems and products. The inability to attract and hire qualified individuals or the loss of key employees in very skilled areas could have a negative effect on the company's financial results.

*Technological Advances – If the company fails to keep pace with technological advances in the industry or if new technology initiatives do not become commercially accepted, customers may not continue to buy the company's products and results of operations could be adversely affected.*

Praxair's research and development is directed toward developing new and improved methods for the production and distribution of industrial gases and the development of new markets and applications for the use of these gases. This results in the frequent introduction of new industrial gas applications and the development of new advanced air separation process technologies. The company also conducts research and development for its surface technologies to improve the quality and durability of coatings and the use of specialty powders for new applications and industries. As a result of these efforts, the company develops new and proprietary technologies and employs necessary measures to protect such technologies within the global geographies in which the company operates. These technologies help Praxair to create a competitive advantage and to provide a platform for the company to grow its business at greater percentages than the rate of industrial production growth in such geographies. If Praxair's research and development activities do not keep pace with competitors or if it does not create new technologies that benefit customers, future results of operations could be adversely affected.

*Litigation and Governmental Investigations – The outcomes of litigation and governmental investigations may affect the company's financial results.*

Praxair is subject to various lawsuits and governmental investigations arising out of the normal course of business that may result in adverse outcomes. These actions are based upon alleged environmental, tax, antitrust and personal injury claims, among others. Adverse outcomes in some or all of the claims pending may result in significant monetary damages or injunctive relief that could adversely affect its ability to conduct business. While management currently believes that resolving all of these matters, individually or in the aggregate, will not have a material adverse impact on the company's financial position or liquidity, the litigation and other claims Praxair faces are subject to inherent uncertainties and management's view of these matters may change in the future. There exists the possibility of a material adverse impact on the company's results of operations for the period in which the effect of an unfavorable final outcome becomes probable and reasonably estimable.

*Tax Liabilities – Potential tax liabilities could adversely impact the company's financial position and results of operations.*

Praxair is subject to income and other taxes in both the United States and numerous foreign jurisdictions. The determination of the company's worldwide provision for income taxes and other tax liabilities requires judgment and is based on diverse legislative and regulatory structures that exist in the various jurisdictions where the company operates. Although management believes its estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in its financial statements and may materially affect the company's financial results for the period when such determination is made. See Notes 5 and 17 to the consolidated financial statements of this Form 10-K.

*Pension Liabilities – Risks related to our pension benefit plans may adversely impact our results of operations and cash flows.*

Pension benefits represent significant financial obligations that will be ultimately settled in the future with employees who meet eligibility requirements. Because of the uncertainties involved in estimating the timing and amount of future payments and asset returns, significant estimates are required to calculate pension expense and liabilities related to the company's plans. The company utilizes the services of independent actuaries, whose models are used to facilitate these calculations. Several key assumptions are used in the actuarial models to calculate pension expense and liability amounts recorded in the consolidated financial statements. In particular, significant changes in actual investment returns on pension assets, discount rates, or legislative or regulatory changes could impact future results of operations and required pension contributions. For information regarding the potential impacts regarding significant assumptions used to estimate pension expense, including discount rates and the expected long-term rates of return on plan assets. See "Critical Accounting Policies – Pension Benefits" included in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Form 10-K.

*Operational Risks – Operational risks may adversely impact the company's business or results of operations.*

Praxair's operating results are dependent on the continued operation of its production facilities and its ability to meet customer contract requirements and other needs. Insufficient or excess capacity threatens the company's ability to generate competitive profit margins and may expose the company to liabilities related to contract commitments. Operating results are also dependent on the company's ability to complete new construction projects on time, on budget and in accordance with performance requirements. Failure to do so may expose the business to loss of revenue, potential litigation and loss of business reputation.

Also inherent in the management of the company's production facilities and delivery systems, including storage, vehicle transportation and pipelines, are operational risks that require continuous training, oversight and control. Material operating failures at production, storage facilities or pipelines, including fire, toxic release and explosions, or the occurrence of vehicle transportation accidents could result in loss of life, damage to the environment, loss of production and/or extensive property damage, all of which may negatively impact the company's financial results.

*Information Technology Systems – The Company may be subject to information technology system failures, network disruptions and breaches in data security.*

Praxair utilizes an enterprise resource planning system and other technologies for the exchange of information both within the company and in communicating with third parties. These systems are susceptible to outages due to fire, floods, power loss, telecommunications failures, viruses, break-ins and similar events, or breaches of security. The occurrence of these or other events could disrupt or damage the company's information technology systems and inhibit the ability to access Praxair's information systems. Management has taken steps to address these risks and concerns by implementing advanced security technologies, internal controls, network and data center resiliency and recovery processes. Despite these steps, however, a failure of the company's information technology systems could have a material adverse impact on Praxair's operations, reputation and financial results.

*Acquisitions – The inability to effectively integrate acquisitions could adversely impact the company's financial position and results of operations.*

Praxair has evaluated, and expects to continue to evaluate, a wide array of potential strategic acquisitions. Many of these acquisitions, if consummated, could be material to its financial condition and results of operations. In addition, the process of integrating an acquired company, business or group of assets may create unforeseen operating difficulties and expenditures. Although historically the company has been successful with its acquisition strategy and execution, the areas where the company may face risks include:

- The need to implement or remediate controls, procedures and policies appropriate for a larger public company at companies that prior to the acquisition lacked these controls, procedures and policies;
- Diversion of management time and focus from operating existing business to acquisition integration challenges;
- Cultural challenges associated with integrating employees from the acquired company into the existing organization;
- The need to integrate each company's accounting, management information, human resource and other administrative systems to permit effective management;
- Difficulty with the assimilation of acquired operations and products;
- Failure to achieve targeted synergies; and
- Inability to retain key employees and business relationships of acquired companies.

Foreign acquisitions involve unique risks in addition to those mentioned above, including those related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries. Also, the anticipated benefit of the company's acquisitions may not materialize. Future acquisitions or dispositions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities or amortization expenses, or impairments of goodwill, any of which could adversely impact the company's financial results.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

Praxair has received no written SEC staff comments regarding any of its Exchange Act reports which remain unresolved.

## ITEM 2. PROPERTIES

Praxair's worldwide headquarters are located in leased office space in Danbury, Connecticut. Other principal administrative offices are owned in Tonawanda, New York, and leased in Rio de Janeiro, Brazil; Shanghai, China and Madrid, Spain.

Praxair designs, engineers, manufactures and operates facilities that produce and distribute industrial gases. These industrial gas production facilities and certain components are designed and/or manufactured at its facilities in Tonawanda, New York; Burr Ridge, Illinois; Rio de Janeiro, Brazil; Monterrey, Mexico; Shanghai, China; and Bangalore, India. Praxair's Italian equity affiliate, S.I.A.D., also has such capacity.

Due to the nature of Praxair's industrial gas products, it is generally uneconomical to transport them distances greater than a few hundred miles from the production facility. As a result, Praxair operates a significant number of production facilities spread globally throughout a number of geographic regions.

The following is a description of production facilities for Praxair by segment. No significant portion of these assets was leased at December 31, 2011. Generally, these facilities are fully utilized and are sufficient to meet our manufacturing needs.

*North America*

The North America segment operates production facilities in the U.S., Canada and Mexico, approximately 245 of which are cryogenic air separation plants, hydrogen plants and carbon dioxide plants. There are five major pipeline complexes in North America located in Northern Indiana, Houston, along the Gulf Coast of Texas, Detroit and Louisiana. Also located throughout North America are packaged gas facilities, specialty gas plants, helium plants and other smaller plant facilities.

*Europe*

The Europe segment has production facilities primarily in Italy, Spain, Germany, the Benelux region, France and Scandinavia which include more than 55 cryogenic air separation plants. There are three major pipeline complexes in Europe located in Northern Spain and the Rhine and Saar regions of Germany. These pipeline complexes are primarily supplied by cryogenic air separation plants. Also located throughout Europe are specialty gas plants, packaged gas facilities and other smaller plant facilities.

*South America*

The South America segment operates more than 45 cryogenic air separation plants, primarily located in Brazil. Many of these plants support a major pipeline complex in Southern Brazil. Also located throughout South America are carbon dioxide plants, packaged gas facilities and other smaller plant facilities.

*Asia*

The Asia segment has production facilities located primarily in China, Korea, India and Thailand, approximately 40 of which are cryogenic air separation plants. Also located throughout Asia are noncryogenic air separation, carbon dioxide, hydrogen, packaged gas and other production facilities.

*Surface Technologies*

The surface technologies segment provides coating services and manufactures coating equipment at approximately 40 sites. The majority of these sites are located in the United States and Europe, with smaller operations in Asia, Brazil, India and headquarters located in Indianapolis, Indiana.

## ITEM 3. LEGAL PROCEEDINGS

Information required by this item is incorporated herein by reference to the section captioned "Notes to Consolidated Financial Statements – 17 Commitments and Contingencies" in Item 8 of this 10-K.

## ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable

## PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The principal market for the company's common stock is the New York Stock Exchange (NYSE). At December 31, 2011 there were 15,463 shareholders of record.

*NYSE quarterly stock price and dividend information*

| Market Price | Trading High | Trading Low | Close | Dividend Per Share |
|---|---|---|---|---|
| **2011** | | | | |
| First Quarter | $102.19 | $90.04 | $101.60 | $0.50 |
| Second Quarter | $108.51 | $99.55 | $108.39 | $0.50 |
| Third Quarter | $111.74 | $88.64 | $ 93.48 | $0.50 |
| Fourth Quarter | $107.81 | $89.78 | $106.90 | $0.50 |
| **2010** | | | | |
| First Quarter | $ 83.29 | $73.13 | $ 83.00 | $0.45 |
| Second Quarter | $ 89.00 | $73.13 | $ 75.99 | $0.45 |
| Third Quarter | $ 90.99 | $75.70 | $ 90.26 | $0.45 |
| Fourth Quarter | $ 96.34 | $88.60 | $ 95.47 | $0.45 |

Praxair's annual dividend on its common stock for 2011 was $2.00 per share. On January 24, 2012, Praxair's Board of Directors declared a dividend of $0.55 per share for the first quarter of 2012, or $2.20 per share annualized, which may be changed as Praxair's earnings and business prospects warrant. The declaration of dividends is a business decision made by the Board of Directors based on Praxair's earnings and financial condition and other factors the Board of Directors considers relevant.

*Purchases of Equity Securities* – Certain information regarding purchases made by or on behalf of the company or any affiliated purchaser (as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) of its common stock during the three months ended December 31, 2011 is provided below:

| Period | Total Number of Shares Purchased *(Thousands)* | Average Price Paid Per Share | Total Number of Shares Purchased as Part of Publicly Announced Program (1) *(Thousands)* | Maximum Number (or approximate dollar value) of Shares that May Yet be Purchased Under the Program (2) *(Millions)* |
|---|---|---|---|---|
| October 2011 | 593 | $101.78 | 593 | $233 |
| November 2011 | 1,013 | $ 98.63 | 1,013 | $134 |
| December 2011 | 188 | $103.33 | 188 | $114 |
| Fourth Quarter 2011 | 1,794 | $100.16 | 1,794 | $114 |

(1) As of December 31, 2011, the company had purchased $1,386 million of its common stock, pursuant to the 2010 program, leaving an additional $114 million remaining authorized under the 2010 program. The 2010 program does not have any stated expiration date.

(2) On January 24, 2012, the company's board of directors approved the repurchase of an additional $1.5 billion of its common stock (2012 program) which could take place from time to time on the open market (which could include the use of 10b5-1 trading plans) or through negotiated transactions, subject to market and business conditions. The 2012 program does not have any stated expiration date.

*Peer Performance Table* – The graph below compares the most recent five-year cumulative returns of Praxair's common stock with those of the Standard & Poor's 500 Index (SPX) and the S5 Materials Index (S5MATR) which covers 30 companies, including Praxair. The figures assume an initial investment of $100 on December 31, 2006 and that all dividends have been reinvested.



$250
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## ITEM 6. SELECTED FINANCIAL DATA

### FIVE-YEAR FINANCIAL SUMMARY

*(Dollar amounts in millions, except per share data)*

| Year Ended December 31, | 2011 (a) | 2010 (a) | 2009 (a) | 2008 (a) | 2007 |
|---|---|---|---|---|---|
| **From the Income Statement** | | | | | |
| Sales | $ 11,252 | $ 10,116 | $ 8,956 | $ 10,796 | $ 9,402 |
| Cost of sales, exclusive of depreciation and amortization | 6,458 | 5,754 | 5,032 | 6,495 | 5,557 |
| Selling, general and administrative | 1,239 | 1,196 | 1,088 | 1,312 | 1,190 |
| Depreciation and amortization | 1,003 | 925 | 846 | 850 | 774 |
| Research and development | 90 | 79 | 74 | 97 | 98 |
| Cost reduction program and other charges – net | 1 | 85 | 306 | 194 | — |
| Other income (expenses) – net | 7 | 5 | (35) | 35 | 3 |
| Operating profit | 2,468 | 2,082 | 1,575 | 1,883 | 1,786 |
| Interest expense – net | 145 | 118 | 133 | 198 | 173 |
| Income before income taxes and equity investments | 2,323 | 1,964 | 1,442 | 1,685 | 1,613 |
| Income taxes | 641 | 768 | 169 | 465 | 419 |
| Income before equity investments | 1,682 | 1,196 | 1,273 | 1,220 | 1,194 |
| Income from equity investments | 40 | 38 | 24 | 36 | 26 |
| Net income (including noncontrolling interests) | 1,722 | 1,234 | 1,297 | 1,256 | 1,220 |
| Noncontrolling interests | (50) | (39) | (43) | (45) | (43) |
| Net income – Praxair, Inc. | $ 1,672 | $ 1,195 | $ 1,254 | $ 1,211 | $ 1,177 |
| **Per Share Data – Praxair, Inc. Shareholders** | | | | | |
| Basic earnings per share | $ 5.53 | $ 3.90 | $ 4.08 | $ 3.87 | $ 3.69 |
| Diluted earnings per share | $ 5.45 | $ 3.84 | $ 4.01 | $ 3.80 | $ 3.62 |
| Cash dividends per share | $ 2.00 | $ 1.80 | $ 1.60 | $ 1.50 | $ 1.20 |
| **Weighted Average Shares Outstanding (000's)** | | | | | |
| Basic shares outstanding | 302,237 | 306,720 | 307,676 | 312,658 | 318,997 |
| Diluted shares outstanding | 306,722 | 311,395 | 312,382 | 318,302 | 324,842 |
| **Other Information and Ratios** | | | | | |
| Total assets | $ 16,356 | $ 15,274 | $ 14,317 | $ 13,054 | $ 13,382 |
| Total debt | $ 6,562 | $ 5,557 | $ 5,055 | $ 5,025 | $ 4,192 |
| Cash flow from operations | $ 2,455 | $ 1,905 | $ 2,168 | $ 2,038 | $ 1,958 |
| Capital expenditures | $ 1,797 | $ 1,388 | $ 1,352 | $ 1,611 | $ 1,376 |
| Acquisitions | $ 294 | $ 148 | $ 131 | $ 130 | $ 476 |
| Return on equity (b) | 28.2% | 26.4% | 27.0% | 26.8% | 24.6% |
| After-tax return on capital (b) | 14.7% | 14.4% | 13.8% | 15.3% | 15.3% |
| Debt-to-capital ratio (b) | 52.2% | 47.5% | 47.2% | 53.8% | 43.4% |
| Shares outstanding (000's) | 298,530 | 303,997 | 306,478 | 306,861 | 315,488 |
| Number of employees | 26,184 | 26,261 | 26,164 | 26,936 | 27,992 |

(a) Amounts for 2011 include: (i) a pre-tax net gain on acquisition of $39 million ($37 million net income – Praxair, Inc.); and (ii) a pretax charge of $40 million ($31 million net income – Praxair, Inc.) relating to the 2011 cost reduction program. Amounts for 2010 include: (i) an income tax charge of $250 million related to a Spanish income tax settlement; (ii) a pre-tax charge of $58 million ($40 million after-tax) related to the US homecare divestiture; (iii) a net repatriation tax benefit of $35 million; and (iv) a pre-tax charge of $27 million ($26 million after-tax) related to the Venezuela currency devaluation. Amounts for 2009 include the impact of the Brazil tax amnesty program and other charges of $306 million ($7 million after-tax benefit). Amounts for 2008 include the impact of the cost reduction program and other charges of $194 million ($125 million after-tax and noncontrolling interests).

(b) Non-GAAP measures. See the "Non-GAAP Financial Measures" section in Item 7 for definitions and reconciliation to reported amounts.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the company's financial condition and results of operations should be read together with its consolidated financial statements and notes to the consolidated financial statements included in Item 8 of this Form 10-K.



### *BUSINESS OVERVIEW*

Praxair is the largest industrial gases supplier in North and South America, is rapidly growing in Asia, and has strong, well-established businesses in Europe. The company's primary products are oxygen, hydrogen, nitrogen, argon, carbon dioxide, helium, electronic gases and a wide range of specialty gases. Praxair Surface Technologies supplies high-performance coatings that protect metal parts from wear, corrosion and high heat. Praxair's industrial gas operations are managed on a geographical basis and in 2011, 94% of sales were generated in four geographic segments (North America, Europe, South America, and Asia). The surface technologies segment generated the remaining 6% of sales.

Praxair serves approximately 25 industries as diverse as healthcare and petroleum refining; computer-chip manufacturing and beverage carbonation; fiber-optics and steel making; and aerospace, chemicals and water treatment. The diversity of end markets creates financial stability for Praxair in varied business cycles.

Praxair generates most of its revenues and earnings through the following 11 core geographies where the company has its strongest market positions and where distribution and production operations allow the company to deliver the highest level of service to its customers at the lowest cost.

| North America | South America | Europe | Asia |
|---|---|---|---|
| United States | Brazil | Spain | China |
| Canada | | Italy | India |
| Mexico | | Germany/Benelux | Thailand |
| | | | Korea |

Praxair manufactures and distributes its products through a network of hundreds of production plants, pipeline complexes, distribution centers and delivery vehicles. Major pipeline complexes are located in the United States, Brazil, Spain and Germany. These networks are a competitive advantage, providing the foundation of reliable product supply to the company's customer base. The majority of Praxair's business is conducted through long-term contracts which provide stability in cash flow and the ability to pass through changes in energy and feedstock costs to customers. The company has significant growth opportunities in diverse markets including: hydrogen for refining; oxygen for gasification and oxy-fuel applications; and nitrogen and carbon dioxide for oil and gas production.

## *EXECUTIVE SUMMARY – FINANCIAL RESULTS & OUTLOOK*

### *Adjusted Amounts and Comparisons*

The discussion of consolidated results and outlook in this Management's Discussion and Analysis (MD&A) is based on adjusted amounts and comparisons with adjusted amounts. Adjusted amounts are non-GAAP measures that supplement an understanding of the company's financial information by presenting information that investors, financial analysts and management use to help evaluate the company's performance and ongoing business trends on a comparable basis. See the "Consolidated Results" section of this MD&A for a summary of these adjusted amounts. A reconciliation of reported amounts to adjusted amounts can be found in the "Non-GAAP Financial Measures" section of this MD&A.

### *2011 Year in review*

Praxair delivered strong financial performance in 2011. Sales were up 11% with adjusted diluted earnings per share up 15% versus 2010. Sales growth was driven by strong volume growth in North America, Asia and South America and higher pricing. Adjusted operating profit grew 14% by leveraging volume growth and new plant start-ups with continued price, productivity gains and cost reduction efforts. The company continued to invest in capital projects for future growth and has established a presence in two growing geographies, Russia and the Middle East.

- Sales increased 11% to $11,252 million versus $10,116 million in 2010, due primarily to strong volume growth in most geographic segments.
- Reported operating profit of $2,468 million increased from $2,082 million in 2010. Adjusted operating profit of $2,469 increased 14% from 2010. Operating profit grew faster than sales from higher pricing and continued leverage from productivity and cost reduction programs.
- Reported net income – Praxair, Inc. of $1,672 million and diluted earnings per share of $5.45, increased from $1,195 million and $3.84, respectively, in 2010. Adjusted net income – Praxair, Inc. and diluted earnings per share increased 13% and 15% from 2010, respectively.
- Cash flow from operations was a record $2,455 million.
- Capital expenditures were $1,797 million, primarily for the construction of new on-site production plants under contract with customers around the world. Acquisition expenditures of $294 million were primarily related to several packaged gas acquisitions in the United States, the acquisition of increased ownership of Yara Praxair Holding AS (Yara Praxair) in Scandinavia and the investment in a 49% interest in the ROC group's industrial gas operations in the United Arab Emirates. This supplements similar investments made in 2010 in the ROC Group's operations in Kuwait and Qatar.

### *2012 Outlook*

- Sales are forecasted in the area of $11.7 to $12 billion.
- Diluted earnings per share are forecasted to be in the range of $5.70 to $5.90. This represents an increase of 5% to 9% from the 2011 adjusted diluted earnings per share.
- Effective tax rate of about 28%.
- Capital expenditures in the range of $2.1 to $2.4 billion.

The above guidance should be read in conjunction with the section entitled "Forward-Looking Statements."

Praxair provides quarterly updates on operating results, material trends that may affect financial performance, and financial earnings guidance via earnings releases and investor teleconferences. These materials are available on the company's website, www.praxair.com/investors but are not incorporated herein.

## *CONSOLIDATED RESULTS AND OTHER INFORMATION*

The following table provides selected data for 2011, 2010, and 2009:

| *(Dollar amounts in millions, except per share data)* Year Ended December 31, | 2011 | 2010 | 2009 | Variance 2011 vs. 2010 | Variance 2010 vs. 2009 |
|---|---|---|---|---|---|
| ***Reported Amounts:*** | | | | | |
| Sales | $ 11,252 | $ 10,116 | $ 8,956 | 11% | 13% |
| Gross margin (a) | $ 4,794 | $ 4,362 | $ 3,924 | 10% | 11% |
| As a percent of sales | 42.6% | 43.1% | 43.8% | | |
| Selling, general and administrative | $ 1,239 | $ 1,196 | $ 1,088 | 4% | 10% |
| As a percent of sales | 11.0% | 11.8% | 12.1% | | |
| Depreciation and amortization | $ 1,003 | $ 925 | $ 846 | 8% | 9% |
| Cost reduction program and other charges – net (b) | $ 1 | $ 85 | $ 306 | | |
| Other income (expenses) – net | $ 7 | $ 5 | $ (35) | | |
| Operating profit | $ 2,468 | $ 2,082 | $ 1,575 | 19% | 32% |
| As a percent of sales | 21.9% | 20.6% | 17.6% | | |
| Interest expense – net | $ 145 | $ 118 | $ 133 | 23% | (11)% |
| Effective tax rate | 27.6% | 39.1% | 11.7% | | |
| Income from equity investments | $ 40 | $ 38 | $ 24 | 5% | 58% |
| Noncontrolling interests | $ (50) | $ (39) | $ (43) | 28% | (9)% |
| Net income – Praxair, Inc. | $ 1,672 | $ 1,195 | $ 1,254 | 40% | (5)% |
| Diluted earnings per share | $ 5.45 | $ 3.84 | $ 4.01 | 42% | (4)% |
| Diluted shares outstanding | 306,722 | 311,395 | 312,382 | (2)% | — % |
| Number of employees | 26,184 | 26,261 | 26,164 | | |
| ***Adjusted Amounts (c):*** | | | | | |
| Operating profit | $ 2,469 | $ 2,167 | $ 1,881 | 14% | 15% |
| As a percent of sales | 21.9% | 21.4% | 21.0% | | |
| Effective tax rate | 27.8% | 27.9% | 27.6% | | |
| Net income – Praxair, Inc. | $ 1,666 | $ 1,476 | $ 1,247 | 13% | 18% |
| Diluted earnings per share | $ 5.43 | $ 4.74 | $ 3.99 | 15% | 19% |

(a) Gross margin excludes depreciation and amortization expense.

(b) See Note 2 to the consolidated financial statements.

(c) Adjusted amounts are non-GAAP measures. Variances are calculated using adjusted amounts, where indicated. Non-GAAP adjustments are summarized below and a reconciliation of reported amounts to adjusted amounts can be found in the "Non-GAAP Financial Measures" section of this MD&A.

The following items were recorded in the consolidated financial statements and were excluded for adjusted amounts. See Note 2 to the consolidated financial statements for a more detailed description of these items.

***Year Ended December 31, 2011***

| *(Millions of dollars)* | Operating Profit (Loss) | Income Tax Provision (Benefit) | Noncontrolling Interest | Net Income (Loss) |
|---|---|---|---|---|
| Net gain on acquisition | $ 39 | $ 3 | $ (1) | $ 37 |
| Cost reduction program | (40) | (9) | — | (31) |
| Total | $ (1) | $(6) | $ (1) | $ 6 |

*Gain on Acquisition*

During the fourth quarter 2011 Praxair increased its ownership in its Yara Praxair Holding AS ("Yara Praxair") joint venture in Scandinavia from 50% to 66% and consolidated the company. Previously, Praxair accounted for its 50% ownership interest in the joint venture as an equity method investment. In accordance with U. S. accounting rules, upon consolidation Praxair was required to fair value the entire Yara Praxair joint venture, including its original 50% ownership interest. Accordingly, Praxair recorded a net gain of $39 million ($37 million net income – Praxair, Inc.) during the fourth quarter of 2011 primarily for the amount that the fair value of its original 50% ownership interest exceeded the equity investment book value.

*Cost Reduction Program*

In the fourth quarter 2011, Praxair recorded pre-tax charges totaling $40 million ($31 million net income – Praxair, Inc.), relating to severance and business restructuring actions primarily in Europe within the industrial gases and surface technologies businesses. The cost reduction program was initiated primarily in response to the continuing economic downturn in Europe.

***Year Ended December 31, 2010***

| *(Millions of dollars)* | Operating Profit (Loss) | Income Tax Provision (Benefit) | Net Income (Loss) |
|---|---|---|---|
| Spanish income tax settlement | $— | $250 | $(250) |
| US homecare divestiture | (58) | (18) | (40) |
| Repatriation tax benefit | — | (35) | 35 |
| Venezuela currency devaluation | (27) | (1) | (26) |
| Total | $ (85) | $196 | $(281) |

*Spanish Income Tax Settlement*

During the fourth quarter 2010, the Company's Spanish subsidiaries settled various income tax disputes with the Spanish Government. As a result, Praxair recorded an income tax charge of $250 million representing the settlement amount in excess of previously recorded expenses. The settlement requires cash payments of approximately $500 million, $481 million of which was paid in the fourth quarter 2010, and the remaining amounts were paid in 2011.

*US Homecare Divestiture*

During the fourth quarter 2010, the company announced its intent to sell the U.S. homecare portion of its North American healthcare business and recorded a pre-tax charge of $58 million ($40 million after-tax) representing an adjustment to estimated fair value. On February 2, 2011, the company announced that it had entered into a definitive agreement for sale of the U.S. homecare business to Apria Healthcare Group Inc. The sale was finalized on March 4, 2011.

*Repatriation Tax Benefit*

Also during the fourth quarter 2010, the company recognized an income tax benefit of $35 million related to the repatriation of highly-taxed foreign earnings.

*Venezuela Currency Devaluation*

In the first quarter 2010, Praxair recorded a $27 million charge ($26 million after-tax) due primarily to the remeasurement of the local Venezuelan balance sheet to reflect the new official 4.3 exchange rate (representing a 50% devaluation).

***Year Ended December 31, 2009***

*Brazil Tax Amnesty Program and Other Charges*

In the third quarter 2009, Praxair recorded a pre-tax charge of $306 million (net after-tax benefit of $7 million) related primarily to a Federal tax amnesty program in Brazil. The program required a cash outlay of $34 million in the 2009 fourth quarter and is expected to require up to an additional $31 million of cash payments in the next twelve months depending on timing of the Brazilian government consolidation process.

***Results of Operations***

As previously described, references to "adjusted" amounts refer to reported amounts adjusted to exclude the impact of non-GAAP adjustments and are non-GAAP measures. A reconciliation of reported amounts to adjusted amounts can be found in the "Non-GAAP Financial Measures" section of this MD&A.

***2011 Compared With 2010***

| | % Change from Prior Year | |
|---|---|---|
| | **2011** | **2010** |
| Sales | | |
| Volume | 6% | 9% |
| Price/Mix/Other | 2% | — % |
| Cost pass-through | 1% | 1% |
| Currency | 3% | 2% |
| Acquisitions/Divestitures | (1)% | 1% |
| Total sales change | 11% | 13% |

Sales in 2011 increased $1,136 million, or 11% versus 2010, primarily due to 8% organic growth from 6% higher volume and 2% higher price. The favorable impact of currency, primarily in South America, Canada and Mexico, increased sales by 3%.

Gross margin in 2011 increased $432 million, or 10%, versus 2010. The modest decrease in the gross margin percentage to 42.6% in 2011 versus 43.1% in 2010 was due primarily to higher power cost pass-through to customers.

Selling, general and administrative (SG&A) expenses in 2011 were $1,239 million, or 11% of sales, versus $1,196 million, or 11.8% of sales, for 2010. The increase in SG&A expenses was primarily due to benefit costs, incentive compensation and other labor costs associated with increased business activity and currency effects. These increases were partially offset by the impact of the US Homecare divestiture which was completed in March 2011, resulting in lower expense as a percentage of sales.

Depreciation and amortization expense in 2011 increased $78 million versus 2010. The increase was due to increased depreciation associated with project start-ups and currency effects.

Other income (expenses) – net in 2011 was a $7 million benefit versus a $5 million benefit in 2010. The change in 2011 versus 2010 was primarily due to higher partnership income and positive currency related items in 2011. See Note 7 to the consolidated financial statements for a summary of the major components of Other income (expenses) – net.

Adjusted operating profit of $2,469 million in 2011 was $302 million, or 14%, higher than adjusted operating profit of $2,167 million in 2010. As a percentage of sales, adjusted operating profit improved to 21.9% in 2011 versus 21.4% in 2010. This improvement is a result of a higher volumes and price, and productivity gains.

Interest expense – net in 2011 increased $27 million, or 23% versus 2010 primarily due to higher debt levels.

The adjusted effective tax rate for 2011 was 27.8%, versus 27.9% in 2010, which was essentially unchanged.

Praxair's significant sources of equity income are from companies based in China, Italy, and the Middle East. The company's share of net income from equity investments increased $2 million in 2011 related primarily to higher earnings from our affiliates and the investment in the ROC Group in the Middle East.

At December 31, 2011, noncontrolling interests consisted primarily of noncontrolling shareholders' investments in Asia (primarily in China and India), Europe (primarily in Italy and Scandinavia), and North America (primarily within the U.S. packaged gas business). The $11 million increase in noncontrolling interests in 2011 was due primarily to higher earnings from these business affiliates.

Adjusted net income – Praxair, Inc. of $1,666 million in 2011 was $190 million, or 13% higher than adjusted net income – Praxair, Inc. of $1,476 million in 2010. The increase was due to higher operating profit and increased income from equity investments. Adjusted net income grew less than operating profit primarily due to higher interest expense.

Adjusted diluted earnings per share (EPS) of $5.43 in 2011 increased $0.69 per diluted share, or 15%, from adjusted diluted EPS of $4.74 in 2010. The increase in adjusted diluted EPS was primarily due to higher net income – Praxair, Inc. and benefited from the 2% decrease in the number of diluted shares outstanding as a result of the impact of the company's net repurchases of common stock during 2011.

The number of employees at December 31, 2011 was 26,184, reflecting a decrease of 77 employees from December 31, 2010. This decrease includes the US Homecare divestiture in March 2011, partially offset by acquisitions and additions in growing businesses.

***2010 compared with 2009***

| | % Change from Prior Year | |
|---|---|---|
| | **2010** | **2009** |
| Sales | | |
| Volume | 9% | (10)% |
| Price/Mix/Other | — % | 2% |
| Cost pass-through | 1% | (4)% |
| Currency | 2% | (5)% |
| Acquisitions/Divestitures | 1% | — % |
| Total sales change | 13% | (17)% |

Sales in 2010 increased $1,160 million, or 13% versus 2009. Excluding the impacts of currency, cost pass-through and acquisitions/divestitures, sales increased primarily due to 9% volume growth. The favorable impact of currency, primarily in South America, Canada and Mexico, increased sales by 2%. Higher cost pass-through increased sales by 1%, with a negligible impact on operating profit.

Gross margin in 2010 improved $438 million, or 11%, versus 2009. The decrease in the gross margin percentage to 43.1% in 2010 versus 43.8% in 2009 was due primarily to higher cost pass-through to customers.

Selling, general and administrative (SG&A) expenses in 2010 were $1,196 million, or 11.8% of sales, versus $1,088 million, or 12.1% of sales, for 2009. The decrease in SG&A as a percentage of sales was due to realized benefits from ongoing productivity initiatives.

Depreciation and amortization expense in 2010 increased $79 million versus 2009. The increase was due to increased depreciation associated with project start-ups and currency impacts.

Other income (expenses) – net in 2010 was a $5 million benefit versus a $(35) million expense in 2009. The change in 2010 versus 2009 was primarily due to negative currency related items in 2009 and a benefit from an amnesty program in the State of Rio de Janeiro, Brazil in 2010. See Note 7 to the consolidated financial statements for a summary of the major components of Other income (expenses) – net.

Adjusted operating profit of $2,167 million in 2010 was $286 million, or 15%, higher than adjusted operating profit of $1,881 million in 2009. As a percentage of sales, adjusted operating profit improved to 21.4% in 2010 versus 21.0% in 2009. This improvement is a result of strong volume recovery in all geographies and the continued impact of productivity and cost reduction initiatives.

Interest expense – net in 2010 decreased $15 million, or 11% versus 2009 due to lower interest rates on variable rate debt during 2010 and higher capitalized interest.

The adjusted effective tax rate for 2010 was 27.9%, versus 27.6% in 2009, which was essentially unchanged.

Praxair's significant sources of equity income are from companies based in China, Italy, the Middle East and Scandinavia. The company's share of net income from equity investments increased $14 million in 2010 related primarily to higher earnings in Italy (including a tax benefit), China and Norway and the acquisition of ROC in the Middle East in 2010.

At December 31, 2010, noncontrolling interests consisted primarily of noncontrolling shareholders' investments in Asia (primarily in China and India), Europe (primarily in Italy), and North America (primarily within the U.S. packaged gas business). The $4 million decrease in noncontrolling interests in 2010 was due primarily to a tax on the distribution of earnings in India and negative currency effects.

Adjusted net income – Praxair, Inc. of $1,476 million in 2010 was $229 million, or 18%, higher than adjusted net income – Praxair, Inc. of $1,247 million in 2009. The increase was due to higher operating profit, higher income from equity investments and lower interest expense.

Adjusted diluted earnings per share (EPS) of $4.74 in 2010 increased $0.75 per diluted share, or 19%, from adjusted diluted EPS of $3.99 in 2009. The underlying increase in adjusted diluted EPS was due to higher net income – Praxair, Inc. and the lower number of diluted shares outstanding due to the impact of the company's net repurchases of common stock during 2010.

The number of employees at December 31, 2010 was 26,261, reflecting an increase of 97 employees from December 31, 2009.

***Related Party Transactions***

The company's related parties are primarily unconsolidated equity affiliates. The company did not engage in any material transactions involving related parties that included terms or other aspects that differ from those which would be negotiated with independent parties.

***Environmental Matters***

Praxair's principal operations relate to the production and distribution of atmospheric and other industrial gases, which historically have not had a significant impact on the environment. However, worldwide costs relating to environmental protection may continue to grow due to increasingly stringent laws and regulations, and Praxair's ongoing commitment to rigorous internal standards.

*Climate Change*

Praxair operates in jurisdictions that have, or are developing, laws and/or regulations to reduce or mitigate the perceived adverse effects of greenhouse gas (GHG) emissions and faces a highly uncertain regulatory environment in this area. For example, the U.S. Environmental Protection Agency (EPA) has promulgated rules requiring monitoring and controlling GHG emissions and one of these rules regulates GHG emissions from light-duty vehicles and certain large manufacturing facilities, many of which are Praxair suppliers or customers. In addition to these developments in the United States, there has been regulation of GHGs in the European Union under the Emissions Trading System, which have wide implications for our customers and impact certain operations of Praxair in Europe. There are also requirements for mandatory reporting in Quebec, Canada, which apply to certain Praxair operations and will be used in developing cap-and-trade regulations on GHG emissions, which are expected to impact certain Praxair facilities. Among other impacts, such regulations are expected to raise the costs of energy, which is a significant cost for Praxair. Nevertheless, Praxair's customer contracts routinely provide rights to recover increased electricity, natural gas, and other costs that are incurred by the company.

Praxair anticipates continued growth in its hydrogen business, as hydrogen is essential to refineries which use it to remove sulfur from transportation fuels in order to meet ambient air quality standards in the United States. Hydrogen production plants and a large number of other manufacturing and electricity-generating plants have been identified under California law as a source of carbon dioxide emissions and these plants have also become subject to recently promulgated cap-and-trade regulations in that state. Praxair believes it will be able to mitigate some potential costs through the terms of its product supply contracts; however, legislation that limits GHG emissions may impact growth in this area by increasing operating costs and/or decreasing demand.

To manage these potential business risks from potential GHG emission regulation, Praxair actively monitors current developments, evaluates the direct and indirect business risks, and takes appropriate actions. Among others, actions include: increasing relevant resources and training; consulting with vendors, insurance providers and industry experts; incorporating GHG provisions in commercial agreements; and conducting regular reviews of the business risks with management. Although there are considerable uncertainties, Praxair believes that the business risk from potential regulations can be effectively managed through its commercial contracts. Additionally, Praxair does not anticipate any material effects regarding its plant operations or business arising from potential physical risks of climate change. Also, Praxair continuously seeks opportunities to reduce its own energy use and GHG footprint.

At the same time, governmental regulation of GHG and other emissions and the growth of renewable energy alternatives may provide Praxair with business opportunities. Praxair continues to develop new applications technologies that can lower emissions, including GHG emissions, in Praxair's processes and help customers lower energy consumption and increase product throughout. Stricter regulation of water quality in emerging economies such as China provide a growing market for a number of gases, e.g., oxygen for wastewater treatment. Renewable fuel standards in the European Union and U.S. create a market for second-generation biofuels which are users of industrial gases such as oxygen, carbon dioxide, and hydrogen.

*Costs Relating to the Protection of the Environment*

Environmental protection costs in 2011 included approximately $23 million in capital expenditures and $28 million of expenses. Praxair anticipates that future annual environmental protection expenditures will be similar to 2011, subject to any significant changes in existing laws and regulations. Based on historical results and current estimates, management does not believe that environmental expenditures will have a material adverse effect on the consolidated financial position, the consolidated results of operations or cash flows in any given year.

***Legal Proceedings***

See Note 17 to the consolidated financial statements for information concerning legal proceedings.

### *Retirement Benefits*

*Pensions*

The net periodic benefit cost for the U.S. and International pension plans was $66 million in 2011, $57 million in 2010 and $43 million in 2009. Consolidated net periodic benefit cost included settlement charges of $6 million, $3 million and $4 million in 2011, 2010 and 2009, respectively.

The funded status (pension benefit obligation (PBO) less the fair value of plan assets) for the U.S. plans was a deficit of $583 million as December 31, 2011 versus a deficit of $354 million at December 31, 2010. This increased deficit was due to lower discount rates and lower investment performance in 2011, partially offset by the contributions of $75 million.

Global pension contributions were $94 million in 2011, $124 million in 2010 and $128 million in 2009. Estimates for total 2012 contributions are in the area of $120 million. A $100 million contribution was made in January 2012 to the primary U.S. pension plan.

Praxair assumes an expected return on plan assets for 2012 in the U.S of 8.25%, which is consistent with the long-term expected return on its investment portfolio. Excluding the impact of settlements, 2012 consolidated pension expense is expected to be approximately $90 million versus $60 million in 2011. The increase is due primarily to an increase in the amortization of net actuarial gains/losses, partially attributable to lower discount rates. The amortization is recognized based on the amount of net actuarial gains/losses above certain thresholds and over the period of either the average remaining service lives or average remaining life expectancies of the retirees.

*OPEB*

The net periodic benefit cost for postretirement benefits other than pensions (OPEB) was $12 million in 2011, $20 million in 2010, and 2009. The decrease is primarily due to the favorable impact of a plan amendment within the U.S. plans. The funded status deficit increased $1 million during 2011 due primarily to benefit payments and the impact of foreign currencies.

In 2012, consolidated net periodic benefit costs for the OPEB plans is expected to be approximately $10 million compared to $12 million in 2011.

See the Critical Accounting Policies section and Note 16 to the consolidated financial statements for a more detailed discussion of the company's retirement benefits, including a description of the various retirement plans and the assumptions used in the calculation of net periodic benefit cost and funded status.

### *Insurance*

Praxair purchases insurance to limit a variety of risks, including those related to property, business interruption, third-party liability and workers' compensation. Currently, the company self-retains the first $5 million per occurrence for workers' compensation, general and vehicle liability and retains $2.5 million to $5 million per occurrence at its various properties worldwide. To mitigate its aggregate loss potential above varying retentions, the company purchases insurance coverage from highly rated insurance companies at what it believes are reasonable coverage levels.

At December 31, 2011 and 2010, the company had recorded a total of $27 million and $28 million, respectively, representing an estimate of the retained liability for the ultimate cost of claims incurred and unpaid as of the balance sheet dates. The estimated liability is established using statistical analyses and is based upon historical experience, actuarial assumptions and professional judgment. These estimates are subject to the effects of trends in loss severity and frequency and are subject to a significant degree of inherent variability. If actual claims differ from the company's estimates, they will be adjusted at that time and financial results could be impacted.

Praxair recognizes estimated insurance proceeds relating to damages at the time of loss only to the extent of incurred losses. Any insurance recoveries for business interruption and for property damages in excess of the net book value of the property are recognized only when realized.

### *SEGMENT DISCUSSION*

The following summary of sales and operating profit by segment provides a basis for the discussion that follows (for additional information concerning Praxair's segments, see Note 18 to the consolidated financial statements). Praxair evaluates the performance of its reportable segments based on operating profit, excluding the items not indicative of ongoing business trends. Accordingly, segment operating profit and the following discussion of segment results, including comparisons with prior periods, exclude the impact of: (i) The net gain on acquisition and cost reduction program in 2011, (ii) the US homecare divestiture and Venezuela currency devaluation in 2010, and (iii) the Brazil tax amnesty program and other charges in 2009.

| *(Dollar amounts in millions)* Year Ended December 31, | 2011 | 2010 | 2009 | Variance 2011 vs. 2010 | Variance 2010 vs. 2009 |
|---|---|---|---|---|---|
| **Sales** | | | | | |
| North America | $ 5,531 | $ 5,111 | $4,626 | 8% | 10% |
| Europe | 1,448 | 1,334 | 1,283 | 9% | 4% |
| South America | 2,308 | 1,970 | 1,645 | 17% | 20% |
| Asia | 1,317 | 1,133 | 885 | 16% | 28% |
| Surface Technologies | 648 | 568 | 517 | 14% | 10% |
| | $11,252 | $10,116 | $8,956 | 11% | 13% |
| **Operating Profit** | | | | | |
| North America | $ 1,372 | $ 1,196 | $1,044 | 15% | 15% |
| Europe | 260 | 267 | 268 | (3)% | — % |
| South America | 530 | 454 | 350 | 17% | 30% |
| Asia | 205 | 166 | 138 | 23% | 20% |
| Surface Technologies | 102 | 84 | 81 | 21% | 4% |
| Segment operating profit | 2,469 | 2,167 | 1,881 | 14% | 15% |
| Cost reduction program and other charges (Note 2) | (1) | (85) | (306) | | |
| Total operating profit | $ 2,468 | $ 2,082 | $1,575 | | |

### *North America*

| | % Change from Prior Year 2011 | % Change from Prior Year 2010 |
|---|---|---|
| Sales | | |
| Volume | 6% | 8% |
| Price/Mix/Other | 2% | (1)% |
| Cost pass-through | 1% | 1% |
| Currency | 1% | 2% |
| Acquisitions/Divestitures | (2)% | — % |
| Total sales change | 8% | 10% |

The North America segment includes Praxair's industrial gases operations in the U.S., Canada and Mexico.

Sales for 2011 increased $420 million, or 8%, versus 2010, due to higher volumes and higher price. Sales to metals, chemical and manufacturing end-markets increased significantly from 2010. Sales to the energy market, primarily hydrogen for refining, were higher than 2011 due to strong demand and a new plant start-up. Currency appreciation in Canada and Mexico increased sales by $60 million, or 1%. Higher cost pass-through increased sales by $38 million, with a minimal impact on operating profit. Sales were reduced by 2% as a result of the divestiture of the US Homecare business.

Operating profit for 2011 increased $176 million, or 15% versus 2010 driven primarily by higher volumes and productivity gains. The operating margin increased to 24.8% from 23.4% in 2010 due to higher volumes, price, productivity and the divestiture of the US Homecare business.

Sales for 2010 increased $485 million, or 10%, versus 2009. Excluding the impacts of currency and cost pass-through, sales increased 7% due largely to higher volumes. Sales to metals and chemical end-markets increased significantly from 2009. Sales to manufacturing customers also improved throughout the year as the economy continued to improve. Sales to the energy market, primarily hydrogen for refining, were higher than 2009 due to strong demand and a new plant start-up. Currency appreciation in Canada and Mexico increased sales by $108 million, or 2%. Higher cost pass-through increased sales by $44 million, or 1%, with a minimal impact on operating profit.

Operating profit for 2010 increased $152 million, or 15% versus 2009 driven by higher volumes and productivity gains.

***Europe***

| | % Change from Prior Year | |
|---|---|---|
| | 2011 | 2010 |
| Sales | | |
| Volume | — % | 6% |
| Price/Mix/Other | — % | 1% |
| Cost pass-through | — % | 1% |
| Currency | 5% | (5)% |
| Acquisitions/Divestitures | 4% | 1% |
| Total sales change | 9% | 4% |

Praxair's European industrial gases business is primarily in Italy, Spain, Germany, France, Scandinavia and the Benelux region. In addition, Praxair has recently established a presence in Russia.

Sales for 2011 increased $114 million, or 9% versus 2010. Excluding favorable currency effects, sales increased 4% primarily due to the acquisition of a majority interest in Yara Praxair in the fourth quarter of 2011 (See Note 3). Underlying sales growth in Germany and Italy was offset by lower sales in Spain versus prior year. Cost pass-through to customers increased sales by $6 million, with a minimal impact on operating profit.

Operating profit for 2011 of $260 million was comparable to 2010. The positive contribution to operating profit from the Yara Praxair acquisition and currency was offset by cost inflation and the negative impact on sales from product mix.

Sales for 2010 increased $51 million, or 4% versus 2009. Excluding unfavorable currency effects, sales increased 9% primarily due to 6% volume growth. Sales grew to the metals, energy and electronics end-markets. Cost pass-through to customers increased sales by $11 million, or 1%, with a minimal impact on operating profit.

Operating profit for 2010 of $267 million was comparable to 2009. Excluding the negative impact currency, underlying operating profit increased due to higher volumes.

*South America*

| | % Change from Prior Year | |
|---|---|---|
| | 2011 | 2010 |
| Sales | | |
| Volume | 6% | 8% |
| Price/Mix/Other | 5% | 3% |
| Cost pass-through | 1% | — % |
| Currency | 5% | 9% |
| Total sales change | 17% | 20% |

Praxair's South American industrial gases operations are conducted by its subsidiary, White Martins Gases Industriais Ltda. (White Martins), the largest industrial gases company in Brazil. White Martins also manages Praxair's operations in Argentina, Bolivia, Chile, Colombia, Paraguay, Peru, Uruguay and Venezuela.

Sales in 2011 increased $338 million, or 17% versus 2010. Excluding the impact of currency and cost pass-through, underlying sales grew 11% from higher volumes, including new plant start-ups, and higher pricing. Sales grew to metals, electronics and manufacturing customers.

Operating profit in 2011 increased $76 million, or 17% versus 2010. Operating profit grew in line with sales growth primarily as a result of higher volumes, price, and productivity. Operating profit also included a gain from an asset sale largely offset by asset write-downs.

Sales in 2010 increased $325 million, or 20% versus 2009. Excluding currency effects, underlying sales grew 11% due to higher sales to metals and manufacturing customers and higher pricing.

Operating profit in 2010 increased $104 million, or 30% versus 2009. Operating profit included currency related net losses of $3 million and $13 million, in 2010 and 2009, respectively which primarily pertained to net income hedges (see Note 12 to the consolidated financial statements). Excluding the impact of currency and net income hedges, underlying operating profit grew 19% as a result of higher volumes and higher pricing. Operating profit for 2010 included a benefit from a decision to settle certain disputes under a special amnesty program recently enacted by the State of Rio de Janeiro, which was largely offset by charges in connection with a non-core service business restructuring.

*Asia*

| | % Change from Prior Year | |
|---|---|---|
| | 2011 | 2010 |
| Sales | | |
| Volume | 10% | 22% |
| Price/Mix/Other | 1% | (1)% |
| Cost pass-through | 2% | 6% |
| Currency | 3% | 4% |
| Equipment sale | — % | (3)% |
| Total sales change | 16% | 28% |

The Asia segment includes Praxair's industrial gases operations in China, India, Korea and Thailand, with smaller operations in Japan, Malaysia, Taiwan and the Middle East.

Sales for 2011 increased $80 million, or 16% versus 2010 primarily due to 10% volume growth and 1% higher prices. Currency and cost pass-through increased sales by 5%. Volume growth was driven by strong growth in on-site and merchant gas volumes in China, India and Korea and includes new plant start-ups. Sales grew to the electronics, metals, chemicals and manufacturing end-markets.

Operating profit for 2011 increased $39 million, or 23% versus the respective 2010 periods, due primarily to higher volumes, price and productivity.

Sales for 2010 increased $248 million, or 28% versus 2009. Excluding currency and cost pass-through effects, and an equipment sale in the prior year, sales increased 21% versus 2009. The underlying increase was driven by strong growth in on-site and merchant gas volumes in China, India and Korea due to large plant start-ups and higher sales to the electronics, metals and manufacturing end-markets. Cost pass-through, primarily higher precious metals prices used in electronic materials, increased sales by $55 million, or 6%, with a minimal impact on operating profit.

Operating profit for 2010 increased $28 million, or 20% versus the respective 2009 periods, due primarily to higher volumes.

***Surface Technologies***

| | % Change from Prior Year | |
|---|---|---|
| | **2011** | **2010** |
| Sales | | |
| Volume/Price | 9% | 3% |
| Currency | 4% | (1)% |
| Cost pass-through | 1% | — % |
| Acquisitions | — % | 8% |
| Total sales change | 14% | 10% |

Surface technologies provides high-performance coatings and thermal-spray powders and equipment in the U.S. and Europe, with smaller operations in Asia and Brazil.

Sales for 2011 increased $80 million, or 14% versus 2010. Underlying sales increased 9% driven by increased jet engine coatings and coatings to both the energy as well as industrial markets.

Operating profit increased $18 million, or 21%, versus 2010 periods driven by higher volumes and pricing.

Sales for 2010 increased $51 million, or 10% versus 2009. The acquisition of Sermatech in 2009 contributed 8% to year-over-year sales growth. Underlying sales increased 3% driven by higher jet engine and industrial coatings volumes, and higher coatings to the energy market.

Operating profit increased $3 million, or 4%, versus 2009 periods driven by higher volumes partially offset by the negative impact of currency, a pension settlement charge and restructuring costs.

***Currency***

The results of Praxair's non-U.S. operations are translated to the company's reporting currency, the U.S. dollar, from the functional currencies used in the countries in which the company operates. For most foreign operations, Praxair uses the local currency as its functional currency. There is inherent variability and unpredictability in the relationship of these functional currencies to the U.S. dollar and such currency movements may materially impact Praxair's results of operations in any given period.

To help understand the reported results, the following is a summary of the significant currencies underlying Praxair's consolidated results and the exchange rates used to translate the financial statements (rates of exchange expressed in units of local currency per U.S. dollar):

| Currency | Percent of 2011 Consolidated Sales (a) | Statements of Income Average Year Ended December 31, | | | Balance Sheets December 31, | |
|---|---|---|---|---|---|---|
| | | 2011 | 2010 | 2009 | 2011 | 2010 |
| Brazil real | 18% | 1.67 | 1.76 | 2.00 | 1.88 | 1.67 |
| Euro | 14% | 0.72 | 0.75 | 0.72 | 0.77 | 0.76 |
| Canada dollar | 8% | 0.99 | 1.04 | 1.15 | 1.02 | 1.00 |
| Mexico peso | 6% | 12.32 | 12.69 | 13.61 | 13.95 | 12.38 |
| China yuan | 4% | 6.48 | 6.78 | 6.83 | 6.31 | 6.62 |
| India rupee | 2% | 46.28 | 45.95 | 48.62 | 52.96 | 45.10 |
| Korea won | 2% | 1,107 | 1,163 | 1,287 | 1,157 | 1,137 |
| Singapore dollar | 1% | 1.26 | 1.37 | 1.46 | 1.30 | 1.30 |
| Argentina peso | 1% | 4.13 | 3.91 | 3.73 | 4.30 | 3.98 |
| Colombia peso | 1% | 1,846 | 1,897 | 2,155 | 1,943 | 1,914 |
| Taiwan dollar | 1% | 29.40 | 31.69 | 33.10 | 30.30 | 29.42 |
| Thailand bhat | 1% | 30.50 | 31.92 | 34.44 | 31.54 | 30.12 |
| Venezuela bolivar (b) | <1% | 4.30 | 4.30 | 2.15 | 4.30 | 4.30 |

a) Certain Surface technologies segment sales are included in European, Indian and Brazilian sales.

b) Effective January 8, 2010, the Venezuelan government announced a devaluation of the Venezuelan bolivar to 4.30 (see Note 2 to the consolidated financial statements).

## *LIQUIDITY, CAPITAL RESOURCES AND OTHER FINANCIAL DATA*

| *(Millions of dollars)* Year Ended December 31, | 2011 | 2010 (a) | 2009 |
|---|---|---|---|
| **Net Cash Provided by (Used for)** | | | |
| **Operating Activities** | | | |
| Net income – Praxair, Inc. plus depreciation and amortization | $ 2,675 | $ 2,120 | $ 2,100 |
| Noncontrolling interests | 50 | 39 | 43 |
| Net income plus depreciation and amortization (including noncontrolling interests) | 2,725 | 2,159 | 2,143 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Cost reduction program and other charges – net, net of payments (b) | (5) | 80 | 234 |
| Working capital | (87) | 16 | (58) |
| Spanish income tax settlement (b) | — | (231) | — |
| Pension contributions | (94) | (124) | (128) |
| Other – net | (84) | 5 | (23) |
| Total provided by operating activities | $ 2,455 | 1,905 | $ 2,168 |
| **Investing Activities** | | | |
| Capital expenditures | $(1,797) | $(1,388) | $ (1,352) |
| Acquisitions, net of cash acquired | (294) | (148) | (131) |
| Divestitures and asset sales | 86 | 52 | 31 |
| Total used for investing | $(2,005) | $(1,484) | $ (1,452) |
| **Financing Activities** | | | |
| Debt increases (reductions) – net | $ 914 | $ 490 | ($ 62) |
| Issuances (purchases) of common stock – net | (742) | (404) | (141) |
| Cash dividends – Praxair, Inc. shareholders | (602) | (551) | (491) |
| Excess tax benefit on stock option exercises | 53 | 51 | 23 |
| Noncontrolling interest transactions and other | (3) | (5) | (40) |
| Total used for financing | $ (380) | $ (419) | $ (711) |
| **Other Financial Data (c)** | | | |
| Debt-to-capital ratio | 52.2% | 47.5% | 47.2% |
| After-tax return on capital | 14.7% | 14.4% | 13.8% |

(a) The total payments related to the Spanish income tax settlement in the fourth quarter 2010 were $481 million and are shown in the consolidated statement of cash flows as follows:

| | |
|---|---|
| Net income – Praxair, Inc. plus depreciation and amortization | $(250) |
| Spanish income tax settlement – payment of previously recorded expense | (231) |
| Net operating cash flow impact | $(481) |

(b) See Note 2 to the consolidated financial statements.

(c) Non-GAAP measures. See the "Non-GAAP Financial Measures" section for definitions and reconciliations to reported amounts.

For the 2011 full year, cash flow from operations was a record $2,455 million, capital expenditures were $1,797 million, and acquisition expenditures were $294 million. The company paid $602 million of dividends and repurchased $742 million of stock, net of issuances. In addition, debt increased by approximately $900 million.

*Cash Flows From Operations*


Cash Flows From Operations
(Millions of Dollars)
$1,958
$2,038
$2,168
$1,905*
$2,455
2007
2008
2009
2010
2011

---

* Includes Spanish income tax settlement payment of $481 million.

**2011 compared with 2010**

Cash flow from operations increased $550 million to $2,455 million from $1,905 million in 2010. The increase was due primarily to higher net income before depreciation and amortization and other non-cash charges in 2011 versus 2010 partially offset by higher working capital investments and other payments to support growth. Cash flow from operations in 2010 included the impact of the Spanish income tax settlement.

**2010 compared with 2009**

Cash flow from operations decreased $263 million to $1,905 million from $2,168 million in 2009. The decrease was due primarily to the Spanish income tax settlement payment partially offset by higher net income – Praxair, Inc., and benefits from working capital changes.

*Investing*


Capital Expenditures
(Millions of Dollars)
$1,376
$1,611
$1,352
$1,388
$1,797
2007
2008
2009
2010
2011

**2011 compared with 2010**

Net cash used for investing activities of $2,005 million increased $521 million versus 2010 primarily due to increased capital expenditures and acquisitions.

Capital expenditures in 2011 were $1,797 million, an increase of $409 million from 2010. Capital expenditures during 2011 related largely to new production plants under contract for customers in North and South America, and Asia.

Acquisition expenditures in 2011 were $294 million. 2011 included the acquisition of a controlling interest in Yara Praxair, several packaged gas distributors in the United States, and a 49% ownership in ROC Group's industrial gases business operating in the United Arab Emirates. 2010 included the acquisition of 49% ownership interest in the ROC group's Kuwait and Qatar operations (see Note 3 to the consolidated financial statements).

Divestitures and asset sales in 2011 totaled $86 million, which includes proceeds from the US Homecare business sale that closed in March 2011.

**2010 compared with 2009**

Net cash used for investing activities of $1,484 million in 2010 increased $32 million versus 2009 primarily due to increased capital expenditures and acquisitions.

Capital expenditures in 2010 were $1,388 million, an increase of $36 million from 2009. Capital expenditures during 2010 related largely to new production plants under contract for customers in North and South America, China and India.

Acquisition expenditures in 2010 were $148 million, an increase of $17 million from 2009. 2010 included the acquisition of 49% ownership interest in the ROC group's Kuwait and Qatar operations. 2009 included the acquisition of Sermatech, a global supplier of protective coatings and advanced processes with operations in the U.S., Canada, United Kingdom, Germany and South Korea, and several small acquisitions, primarily related to North American packaged gas distributors (see Note 3 to the consolidated financial statements).

Divestitures and asset sales in 2010 totaled $52 million, an increase of $21 million from 2009.

***Financing***



Debt-to-Capital Ratio
43.4%
53.8%
47.2%
47.5%
52.2%
2007
2008
2009
2010
2011


Praxair's financing strategy is to secure long-term committed funding at attractive interest rates by issuing U.S. public notes and debentures and commercial paper backed by long-term bank credit agreements. Praxair's international operations are funded through a combination of local borrowing and inter-company funding to minimize the total cost of funds and to manage and centralize currency exchange exposures. As deemed necessary, Praxair manages its exposure to interest-rate changes through the use of financial derivatives (see Note 12 to the consolidated financial statements and Item 7A. Quantitative and Qualitative Disclosures About Market Risk).

The company believes that it has sufficient operating flexibility, cash reserves, and funding sources to maintain adequate amounts of liquidity to meet its business needs around the world. At December 31, 2011, the company's credit ratings as reported by Standard & Poor's and Moody's were A-1 and P-1 for short-term debt, respectively, and A and A-2 for long-term debt, respectively. Additionally, the company plans to maintain its undistributed earnings of foreign subsidiaries to support foreign growth opportunities and reduce local debt.

In March 2011, Praxair issued $500 million of 4.05% notes, and on September 6, 2011, Praxair issued $500 million of 3.00% notes. Both notes are due in 2021, and the proceeds were used to reduce short-term debt, fund share repurchases and for general corporate purposes.

In July 2011, the company entered into a $1.75 billion senior unsecured credit facility with a syndicate of banks which expires in 2016. This facility replaces the company's $1.0 billion senior unsecured credit facility which was set to expire in December 2011. The covenants contained in the new credit facility are similar to those under Praxair's previous facility. In addition, the company cancelled its $200 million revolving credit facility in Canada in August 2011.

Note 11 to the consolidated financial statements includes information with respect to the company's debt refinancing in 2011, current debt position, debt covenants and available credit facilities; and Note 12 includes information relating to derivative financial instruments. Such credit facilities are with major financial institutions and are non-cancellable until maturity. Therefore, the company believes the risk of the financial institutions being unable to make required loans under the credit facilities, if requested, to be low. Praxair's major bank credit and long-term debt agreements contain standard financial covenants which the company is in compliance with at December 31, 2011 and expects to remain in compliance with for the foreseeable future.

Cash used for financing activities was $380 million in 2011 compared to $419 million in 2010. This decrease was primarily due to higher net debt issuances in 2011 partially offset by higher stock repurchases net of issuances, and dividends. Cash dividends of $602 million increased $51 million from the year ago period.

At December 31, 2011, Praxair's total debt outstanding was $6,562 million, $1,005 million higher than $5,557 million at December 31, 2010 due to current year debt issuances. The proceeds from debt issuances and credit facility borrowings during 2011 were used primarily to reduce short-term debt, fund share repurchases and for general corporate purposes. The December 31, 2011 debt balance includes $5,872 million in public securities and $690 million representing primarily worldwide bank borrowings. Praxair's global effective borrowing rate was approximately 3.7% for 2011.

On February 6, 2012, Praxair issued $600 million of 2.45% notes due 2022. The proceeds will be used to reduce short-term debt, to fund share repurchases under the share repurchase program and for general corporate purposes.

***Other Financial Data***

Praxair's debt-to-capital ratio was 52.2% at December 31, 2011 versus 47.5% at December 31, 2010. The modest increase is attributed to higher debt levels and lower shareholders' equity. The higher debt levels are discussed in the preceding section and shareholders' equity decreased because of currency and pension/OPEB funded status adjustments to accumulated other comprehensive income. (See Note 7 to the consolidated financial statements.)

After-tax return on capital increased to 14.7% at December 31, 2011 versus 2010 due primarily to the increase in net operating profit after tax partially offset by an increase in average capital year over year.

See the "Non-GAAP Financial Measures" section for definitions and reconciliation of these non-GAAP measures to reported amounts.

*CONTRACTUAL OBLIGATIONS*

The following table sets forth Praxair's material contract obligations and other commercial commitments as of December 31, 2011:

| *(Millions of dollars)* | Due or expiring by December 31, | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2012 | 2013 | 2014 | 2015 | 2016 | Thereafter | Total |
| Long-term debt obligations: | | | | | | | |
| Debt and capitalized lease maturities | $ 387 | $ 902 | $ 766 | $ 935 | $1,311 | $1,924 | $ 6,225 |
| Contractual interest | 207 | 180 | 161 | 116 | 98 | 230 | 992 |
| Operating leases | 98 | 86 | 72 | 59 | 51 | 62 | 428 |
| Retirement obligations | 160 | 38 | 38 | 36 | 35 | 170 | 477 |
| Unconditional purchase obligations | 566 | 434 | 384 | 333 | 327 | 942 | 2,986 |
| Construction commitments | 1,226 | 296 | — | — | — | — | 1,522 |
| **Total Contractual Obligations** | $2,644 | $1,936 | $1,421 | $1,479 | $1,822 | $3,328 | $12,630 |

Long-term debt and capitalized lease maturities of $6,225 million are more fully described in Note 11 to the consolidated financial statements and are included on the company's balance sheet as long-term liabilities and current portion of long-term debt.

Contractual interest on long-term debt of $992 million represents interest the company is contracted to pay on outstanding long-term debt, current portion of long-term debt and capital lease obligations, calculated on a basis consistent with planned debt maturities, excluding the interest impact of interest rate swaps. At December 31, 2011, Praxair had fixed-rate debt of $5,366 million and floating-rate debt of $1,196 million. The rate assumed for floating-rate debt was the rate in effect at December 31, 2011.

Obligations under operating leases of $428 million represent non-cancelable contractual obligations primarily for manufacturing and distribution equipment and office space. See Note 4 to the consolidated financial statements for further details.

Retirement obligations of $477 million include estimates of pension plan contributions and expected future benefit payments for unfunded pension and postretirement benefits other than pensions (OPEB). Pension plan contributions are forecast through 2012 only. For purposes of the table, $120 million of contributions have been included for 2012. Expected future unfunded pension and OPEB benefit payments are forecast through 2021. Contribution and unfunded benefit payment estimates are based upon current valuation assumptions. Estimates of pension contributions after 2012 and unfunded benefit payments after 2021 are not included in the table because the timing of their resolution cannot be estimated. Retirement obligations are more fully described in Note 16 to the consolidated financial statements.

Unconditional purchase obligations of $ 2,986 million represent contractual commitments under various long and short-term take-or-pay arrangements with suppliers. These obligations are primarily minimum-purchase commitments for helium, electricity, natural gas and feedstock used to produce atmospheric and process gases. During 2011, payments under these contracts totaled $1,162 million, including $677 million for electricity and $237 million for natural gas. A significant portion of these obligations is passed on to customers through similar take-or-pay or other contractual arrangements. Purchase obligations that are not passed along to customers through such contractual arrangements are subject to market conditions, but do not represent a material risk to Praxair.

Construction commitments of $1,522 million represent outstanding commitments to complete authorized construction projects as of December 31, 2011. A significant portion of Praxair's capital spending is related to the construction of new production facilities to satisfy customer commitments which may take a year or more to complete.

Liabilities for uncertain tax positions totaling $99 million, including interest and penalties, are not included in the table because the timing of their resolution cannot be estimated. See Note 5 to the consolidated financial statements for disclosures surrounding uncertain income tax positions.

### *OFF-BALANCE SHEET ARRANGEMENTS*

As discussed in Note 17 to the consolidated financial statements, at December 31, 2011, Praxair had entered into various guarantees and other arrangements, and had undrawn outstanding letters of credit from financial institutions. These arrangements were entered into in connection with normal business operations and they are not reasonably likely to have a material impact on Praxair's consolidated financial condition, results of operations, or liquidity.

### *CRITICAL ACCOUNTING POLICIES*

The policies discussed below are considered by management to be critical to understanding Praxair's financial statements and accompanying notes prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Their application places significant importance on management's judgment as a result of the need to make estimates of matters that are inherently uncertain. Praxair's financial position, results of operations and cash flows could be materially affected if actual results differ from estimates made. These policies are determined by management and have been reviewed by Praxair's Audit Committee.

#### *Depreciable Lives of Property, Plant and Equipment*

Praxair's net property, plant and equipment at December 31, 2011 was $10,131 million, representing 62% of the company's consolidated total assets. Depreciation expense for the year ended December 31, 2011 was $982 million, or 11% of total operating costs. Management judgment is required in the determination of the estimated depreciable lives that are used to calculate the annual depreciation expense and accumulated depreciation.

Property, plant and equipment are recorded at cost and depreciated over the assets' estimated useful lives on a straight-line basis for financial reporting purposes. The estimated useful life represents the projected period of time that the asset will be productively employed by the company and is determined by management based on many factors, including historical experience with similar assets, technological life cycles, geographic locations and contractual supply relationships with on-site customers. Circumstances and events relating to these assets, such as on-site contract modifications, are monitored to ensure that changes in asset lives or impairments (see "Asset Impairments") are identified and prospective depreciation expense or impairment expense is adjusted accordingly. Praxair's largest asset values relate to cryogenic air-separation production plants with depreciable lives of principally 15 years.

Based upon the assets as of December 31, 2011, if depreciable lives of machinery and equipment, on average, were increased or decreased by one year, annual depreciation expense would be decreased by approximately $49 million or increased by approximately $55 million, respectively.

#### *Pension Benefits*

Pension benefits represent financial obligations that will be ultimately settled in the future with employees who meet eligibility requirements. Because of the uncertainties involved in estimating the timing and amount of future payments, significant estimates are required to calculate pension expense and liabilities related to the company's plans. The company utilizes the services of several independent actuaries, whose models are used to facilitate these calculations.

Several key assumptions are used in actuarial models to calculate pension expense and liability amounts recorded in the financial statements. Management believes the three most significant variables in the models are the expected long-term rate of return on plan assets, the discount rate, and the expected rate of compensation increase. The actuarial models also use assumptions for various other factors, including employee turnover, retirement age, and mortality. Praxair management believes the assumptions used in the actuarial calculations are reasonable, reflect the company's experience and expectations for the future and are within accepted practices in each of the respective geographic locations in which it operates. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors.

The weighted-average expected long-term rates of return on pension plan assets were 8.25% for U.S. plans and 8.60% for international plans for the year ended December 31, 2011 and 2010. These rates are determined annually by management based on a weighted average of current and historical market trends, historical and expected portfolio performance and the current and expected portfolio mix of investments. A 0.50% change in these expected long-term rates of return, with all other variables held constant, would change Praxair's pension expense by approximately $9 million.

The company has consistently used a market-related value of assets rather than the fair value at the measurement date to determine annual pension expense. The market-related value recognizes investment gains or losses over a five-year period. As a result, changes in the fair value of assets from year to year are not immediately reflected in the company's annual pension expense. Instead, annual pension expense in future periods will be impacted as deferred investment gains or losses are recognized in the market-related value of assets over the five-year period. The consolidated market-related value of assets was $1,797 million, or $155 million higher than the fair value of assets of $1,642 million at December 31, 2011. These net deferred investment losses of $155 million will be recognized in the calculation of the market-related value of assets ratably over the next four years and will impact future pension expense. Future actual investment gains or losses will impact the market-related value of assets and, therefore, will impact future annual pension expense in a similar manner.

The weighted-average discount rates for pension plan liabilities were 4.70% for U.S. plans and 7.00% for international plans at December 31, 2011 (5.40% and 7.40%, respectively, at December 31, 2010). These rates are used to calculate the present value of plan liabilities and are determined annually by management. The discount rate for the U.S. plans is established utilizing a cash flow matching model provided by the company's independent actuaries. The model includes a portfolio of corporate bonds graded Aa or better by at least half of the ratings agencies and matches the U.S. plan's projected cash flows to the calculated spot rates and develops the single equivalent discount rate which produces the same present value. The discount rates for the remaining international plans are based on market yields for high-quality fixed income investments representing the approximate duration of the pension liabilities on the measurement date. A 0.50% increase/decrease in discount rates, with all other variables held constant, would decrease/increase Praxair's pension expense by approximately $10 million and would impact the projected benefit obligation (PBO) by approximately $143 million.

The weighted-average expected rate of compensation increase was 3.25% for U.S. plans and 3.90% for international plans at December 31, 2011 and 2010. The estimated annual compensation increase is determined by management every year and is based on historical trends and market indices. A 0.50% change in the expected rate of compensation increase, with all other variables held constant, would change Praxair's pension expense by approximately $5 million and would impact the PBO by approximately $28 million.

***Asset Impairments***

*Goodwill*

At December 31, 2011, the company had goodwill of $ 2,372 million, which represents the aggregate of the excess purchase price for acquired businesses over the fair value of the net assets acquired.

The company performs a goodwill impairment test annually in the second quarter or more frequently if events or circumstances indicate that an impairment loss may have been incurred, and no impairments were indicated. The company has continuously re-evaluated the likelihood of goodwill impairments in its reporting units subsequent to the second quarter test, and does not believe there is indication of impairment for any of its reporting units. At December 31, 2011, Praxair's enterprise value was approximately $38 billion (outstanding shares multiplied by the year-end stock price plus debt, and without any control premium) while its total capital was $13 billion.

The impairment test requires that the company estimate and compare the fair value of its reporting units to their carrying value, including goodwill. Reporting units are determined based on one level below the operating segment level. Fair value is determined through the use of projected future cash flows, multiples of earnings and sales and other factors.

Such analysis requires the use of certain future market assumptions and discount factors, which are subjective in nature. Estimated values can be affected by many factors beyond the company's control such as business and economic trends, government regulation, and technological changes. Management believes that the assumptions used to determine fair value are appropriate and reasonable. Although current calculations indicate that no reporting units are at risk of goodwill impairment, changes in circumstances or conditions affecting these assumptions could have a significant impact on the fair value determination, which could then result in a material impairment charge to the company's results of operations.

See Note 9 to the consolidated financial statements for disclosures concerning the carrying value of goodwill by reportable segment.

*Property, Plant and Equipment*

Property, plant and equipment is tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an individual asset or asset group may not be recoverable. To assess recoverability, the company compares the estimated undiscounted future cash flows expected to be generated from the asset or asset group to the carrying amount of the asset or asset group. If the undiscounted future cash flows are less than the carrying amount of the asset or asset group, an impairment charge reducing the carrying amount to fair value is required. Fair value is determined based on the most appropriate valuation technique, including discounted cash flows. This analysis requires management to make various subjective estimates and assumptions, including the amount of projected future cash flows related to the asset or asset group, the useful life over which cash flows will occur and the asset's residual value, if any.

***Income Taxes***

At December 31, 2011, Praxair had deferred tax assets of $903 million (net of valuation allowances of $107 million), and deferred tax liabilities of $1,284 million. At December 31, 2011, uncertain tax positions totaled $163 million (see Notes 1 and 5 to the consolidated financial statements). Income tax expense was $641 million for the year ended December 31, 2011, or about 28% of pre-tax income.

In the preparation of consolidated financial statements, Praxair estimates income taxes based on diverse legislative and regulatory structures that exist in various jurisdictions where the company conducts business. Deferred income tax assets and liabilities represent tax benefits or obligations that arise from temporary differences due to differing treatment of certain items for accounting and income tax purposes. Praxair evaluates deferred tax assets each period to ensure that estimated future taxable income will be sufficient in character (e.g. capital gain versus ordinary income treatment), amount and timing to result in their recovery. A valuation allowance is established when management determines that it is more likely than not that a deferred tax asset will not be realized to reduce the assets to their realizable value. Considerable judgments are required in establishing deferred tax valuation allowances and in assessing exposures related to tax matters. As events and circumstances change, related reserves and valuation allowances are adjusted to income at that time. Praxair's tax returns are subject to audit and local taxing authorities could challenge the company's tax positions. The company's practice is to review tax filing positions by jurisdiction and to record provisions for uncertain income tax positions, including interest and penalties when applicable. Praxair believes it records and/or discloses such potential tax liabilities as appropriate and has reasonably estimated its income tax liabilities and recoverable tax assets. If new information becomes available, adjustments are charged against income at that time. Management does not anticipate that such adjustments would have a material adverse effect on the company's consolidated financial position or liquidity; however, it is possible that the final outcomes could have a material impact on the company's reported results of operations.

*Contingencies*

The company accrues liabilities for non-income tax contingencies when management believes that a loss is probable and the amounts can be reasonably estimated, while contingent gains are recognized only when realized. If new information becomes available or losses are sustained in excess of recorded amounts, adjustments are charged against income at that time. Management does not anticipate that in the aggregate such losses would have a material adverse effect on the company's consolidated financial position or liquidity; however, it is possible that the final outcomes could have a material impact on the company's reported results of operations.

Praxair is subject to various claims, legal proceedings and government investigations that arise from time to time in the ordinary course of business. These actions are based upon alleged environmental, tax, antitrust and personal injury claims, among others (see Note 17 to the consolidated financial statements). Such contingencies are significant and the accounting requires considerable management judgments in analyzing each matter to assess the likely outcome and the need for establishing appropriate liabilities and providing adequate disclosures. Praxair believes it records and/or discloses such potential contingencies as appropriate and has reasonably estimated its liabilities.

## *NEW ACCOUNTING STANDARDS*

See Note 1 to the consolidated financial statements for information concerning new accounting standards and the impact of the implementation of these standards on the company's financial statements.

## *FAIR VALUE MEASUREMENTS*

Praxair does not expect changes in the aggregate fair value of its financial assets and liabilities to have a material impact on the consolidated financial statements. See Note 13 to the consolidated financial statements.

## *NON-GAAP FINANCIAL MEASURES*

The company presents the following non-GAAP financial measures in the discussion of financial condition, results of operations and liquidity throughout the MD&A. These measures are intended to supplement investors' understanding of the company's financial information by providing information which investors, financial analysts and management use to help evaluate the company's financial leverage, return on capital employed and operating performance. Special items which the company does not believe to be indicative of on-going business trends are excluded from these calculations so that investors can better evaluate and analyze historical and future business trends on a consistent basis. Definitions of these non-GAAP measures may not be comparable to similar definitions used by other companies and are not a substitute for similar GAAP measures.

The following are the non-GAAP measures presented in the Selected Financial Data (Item 6) or this MD&A:

| *(Dollar amounts in millions, except for per share data)* **Year ended December 31,** | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|
| After-tax return on capital (ROC) | 14.7% | 14.4% | 13.8% | 15.3% | 15.3% |
| Return on equity (ROE) | 28.2% | 26.4% | 27.0% | 26.8% | 24.6% |
| Debt-to-capital | 52.2% | 47.5% | 47.2% | 53.8% | 43.4% |
| ***Adjusted Amounts:*** | | | | | |
| Operating profit | $2,469 | $2,167 | $1,881 | $2,077 | $1,786 |
| As a percent of sales | 21.9% | 21.4% | 21.0% | 19.2% | 19.0% |
| Effective tax rate | 27.8% | 27.9% | 27.6% | 28.2% | 26.0% |
| Noncontrolling interests | $ 51 | $ 39 | $ 43 | $ 45 | $ 43 |
| Net income – Praxair, Inc. | $1,666 | $1,476 | $1,247 | $1,336 | $1,177 |
| Diluted earnings per share | $ 5.43 | $ 4.74 | $ 3.99 | $ 4.20 | $ 3.62 |

### *After-tax Return on Capital (ROC)*

After-tax return on capital is a measure used by investors, financial analysts and management to evaluate the return on capital employed in the business. ROC measures the after-tax operating profit that the company was able to generate with the investments made by all parties in the business (debt, noncontrolling interests and Praxair, Inc. shareholders' equity).

| *(Dollar amounts in millions)* **Year Ended December 31,** | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|
| Adjusted operating profit (see below) | $ 2,469 | $ 2,167 | $ 1,881 | $ 2,077 | $1,786 |
| Less: adjusted income taxes (see below) | (647) | (572) | (482) | (530) | (419) |
| Less: tax benefit on interest expense (a) | (41) | (33) | (37) | (56) | (45) |
| Add: income from equity investments | 40 | 38 | 24 | 36 | 26 |
| Net operating profit after-tax (NOPAT) | $ 1,821 | $ 1,600 | $ 1,386 | $ 1,527 | $1,348 |
| Beginning capital | $11,702 | $10,703 | $ 9,336 | $ 9,655 | $7,943 |
| First quarter ending capital | $12,375 | $11,134 | $ 9,420 | $10,127 | $8,433 |
| Second quarter ending capital | $12,889 | $10,793 | $10,053 | $10,584 | $8,784 |
| Third quarter ending capital | $12,430 | $11,407 | $10,642 | $10,142 | $9,120 |
| Year-end ending capital | $12,579 | $11,702 | $10,703 | $ 9,336 | $9,655 |
| Five-quarter average capital | $12,395 | $11,148 | $10,031 | $ 9,969 | $8,787 |
| After-tax return on capital | 14.7% | 14.4% | 13.8% | 15.3% | 15.3% |

(a) Tax benefit on interest expense is computed using the effective rate adjusted for non-recurring income tax benefits and charges. The effective tax rates used were as follows: 2011, 28%, 2010, 28%, 2009, 28%, 2008, 28%, and 2007, 26%.

*Return on Praxair, Inc. Shareholders' Equity (ROE)*

Return on Praxair, Inc. shareholders' equity is a measure used by investors, financial analysts and management to evaluate operating performance from a Praxair shareholder perspective. ROE measures the net income attributable to Praxair, Inc. that the company was able to generate with the money shareholders have invested.

| *(Dollar amounts in millions)* **Year Ended December 31,** | **2011** | **2010** | **2009** | **2008** | **2007** |
|---|---|---|---|---|---|
| Adjusted net income – Praxair, Inc. (see below) | $1,666 | $1,476 | $1,247 | $1,336 | $1,177 |
| Beginning Praxair, Inc. shareholders' equity | $5,792 | $5,315 | $4,009 | $5,142 | $4,554 |
| First quarter ending Praxair, Inc. shareholders' equity | $6,165 | $5,398 | $4,073 | $5,209 | $4,467 |
| Second quarter ending Praxair, Inc. shareholders' equity | $6,400 | $5,452 | $4,638 | $5,671 | $4,850 |
| Third quarter ending Praxair, Inc. shareholders' equity | $5,753 | $5,991 | $5,085 | $4,891 | $4,862 |
| Year-End ending Praxair, Inc. shareholders' equity | $5,488 | $5,792 | $5,315 | $4,009 | $5,142 |
| Five-quarter average Praxair, Inc. shareholders' equity | $5,920 | $5,590 | $4,624 | $4,984 | $4,775 |
| Return on Praxair, Inc. Shareholders' Equity | 28.2% | 26.4% | 27.0% | 26.8% | 24.6% |

*Debt-to-Capital Ratio*

The debt-to-capital ratio is a measure used by investors, financial analysts and management to provide a measure of financial leverage and insights into how the company is financing its operations.

| *(Dollar amounts in millions)* **Year Ended December 31,** | **2011** | **2010** | **2009** | **2008** | **2007** |
|---|---|---|---|---|---|
| Total debt | $ 6,562 | $ 5,557 | $ 5,055 | $5,025 | $4,192 |
| Equity and redeemable noncontrolling interests | | | | | |
| Redeemable noncontrolling interests | 220 | — | — | — | — |
| Praxair, Inc. shareholders' equity | 5,488 | 5,792 | 5,315 | 4,009 | 5,142 |
| Noncontrolling interests | 309 | 353 | 333 | 302 | 321 |
| Total equity and redeemable noncontrolling interests | 6,017 | 6,145 | 5,648 | 4,311 | 5,463 |
| Total capital | $12,579 | $11,702 | $10,703 | $9,336 | $9,655 |
| Debt-to-capital ratio | 52.2% | 47.5% | 47.2% | 53.8% | 43.4% |

*Adjusted Amounts*

2011 amounts are adjusted for the impact of a net gain on acquisition and the cost reduction program. 2010 amounts are adjusted for the impact of the: (i) Spanish income tax settlement, (ii) US homecare divestiture, (iii) repatriation tax benefit and (iv) Venezuela currency devaluation. 2009 amounts were adjusted for the Brazil tax amnesty program and other charges, and the 2008 amounts were adjusted for the impact of the cost reduction program and other charges. The company does not believe these items are indicative of on-going business trends and, accordingly, their impacts are excluded from the reported amounts so that investors can better evaluate and analyze historical and future business trends on a consistent basis. There were no special items in 2007.

| (Dollar amounts in millions, except per share data) Year Ended December 31, | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|
| ***Adjusted Operating Profit and Margin*** | | | | | |
| Reported operating profit | $ 2,468 | $ 2,082 | $1,575 | $ 1,883 | $1,786 |
| Less: Net gain on acquisition | (39) | — | — | — | — |
| Add: Cost reduction program | 40 | — | — | 194 | — |
| Add: US homecare divestiture | — | 58 | — | — | — |
| Add: Venezuela currency devaluation | — | 27 | — | — | — |
| Add: Brazil tax amnesty and other charges | — | — | 306 | — | — |
| Total adjustments | 1 | 85 | 306 | 194 | — |
| Adjusted operating profit | $ 2,469 | $ 2,167 | $1,881 | $ 2,077 | $1,786 |
| Reported percent change | 19% | 32% | (16)% | 5% | |
| Adjusted percent change | 14% | 15% | (9)% | 16% | |
| Reported sales | $11,252 | $10,116 | $8,956 | $10,796 | $9,402 |
| Reported operating profit margin | 21.9% | 20.6% | 17.6% | 17.4% | 19.0% |
| Adjusted operating profit margin | 21.9% | 21.4% | 21.0% | 19.2% | 19.0% |
| ***Adjusted Income Taxes and Effective Tax Rate*** | | | | | |
| Reported income taxes | $ 641 | $ 768 | $ 169 | $ 465 | $ 419 |
| Less: Spanish income tax settlement | — | (250) | — | — | — |
| Less: Net gain on acquisition | (3) | — | — | — | — |
| Add: US homecare divestiture | — | 18 | — | — | — |
| Add: Repatriation tax benefit | — | 35 | — | — | — |
| Add: Venezuela currency devaluation | — | 1 | — | — | — |
| Add: Brazil tax amnesty and other charges | — | — | 313 | — | — |
| Add: Cost reduction program | 9 | — | — | 65 | — |
| Total adjustments | 6 | (196) | 313 | 65 | — |
| Adjusted income taxes | $ 647 | $ 572 | $ 482 | $ 530 | $ 419 |
| Reported income before income taxes and equity investments | $ 2,323 | $ 1,964 | $1,442 | $ 1,685 | $1,613 |
| Less: Net gain on acquisition | (39) | — | — | — | — |
| Add: US homecare divestiture | — | 58 | — | — | — |
| Add: Venezuela currency devaluation | — | 27 | — | — | — |
| Add: Brazil tax amnesty and other charges | — | — | 306 | — | — |
| Add: Cost reduction program | 40 | — | — | 194 | — |
| Total adjustments | 1 | 85 | 306 | 194 | — |
| Adjusted income before income taxes and equity investments | $ 2,324 | $ 2,049 | $1,748 | $ 1,879 | $1,613 |
| Adjusted effective tax rate | 27.8% | 27.9% | 27.6% | 28.2% | 26.0% |
| ***Adjusted Noncontrolling Interests*** | | | | | |
| Reported noncontrolling interests | $ 50 | $ 39 | $ 43 | $ 45 | $ 43 |
| Add: Net gain on acquisition | 1 | — | — | — | — |
| Adjusted noncontrolling interests | 51 | 39 | 43 | 45 | 43 |
| ***Adjusted Net Income – Praxair, Inc.*** | | | | | |
| Reported net income – Praxair, Inc. | $ 1,672 | $ 1,195 | $1,254 | $ 1,211 | $1,177 |
| Less: Net gain on acquisition | (37) | | | | |
| Add: Spanish tax settlement | — | 250 | — | — | — |
| Add: US homecare divestiture | — | 40 | — | — | — |
| Less: Repatriation tax benefit | — | (35) | — | — | — |
| Add: Venezuela currency devaluation | — | 26 | — | — | — |
| Less: Brazil tax amnesty and other charges | — | — | (7) | — | — |
| Add: Cost reduction program | 31 | — | — | 125 | — |
| Total adjustments | (6) | 281 | (7) | 125 | — |
| Adjusted net income – Praxair, Inc. | $ 1,666 | $ 1,476 | $1,247 | $ 1,336 | $1,177 |
| Reported percent change | 40% | (5)% | 4% | 3% | |
| Adjusted percent change | 13% | 18% | (7)% | 14% | |

*(Dollar amounts in millions, except per share data)*

| **Year Ended December 31,** | **2011** | **2010** | **2009** | **2008** | **2007** |
|---|---|---|---|---|---|
| ***Adjusted Diluted Earnings Per Share*** | | | | | |
| Reported diluted earnings per share | $ 5.45 | $ 3.84 | $ 4.01 | $3.80 | $3.62 |
| Less: Net gain on acquisition | (0.12) | — | — | — | — |
| Add: Spanish income tax settlement | — | 0.80 | — | — | — |
| Add: US homecare divestiture | — | 0.13 | — | — | — |
| Less: Repatriation tax benefit | — | (0.11) | — | — | — |
| Add: Venezuela currency devaluation | — | 0.08 | — | — | — |
| Less: Brazil tax amnesty program and other charges | — | — | (0.02) | — | |
| Add: Cost reduction program | 0.10 | — | — | 0.40 | — |
| Total adjustments | (0.02) | 0.90 | (0.02) | 0.40 | — |
| Adjusted diluted earnings per share | $ 5.43 | $ 4.74 | $ 3.99 | $4.20 | $3.62 |
| Reported percent change | 42% | (4)% | 6% | 5% | |
| Adjusted percent change | 15% | 19% | (5)% | 16% | |

***2012 Diluted Earnings Per Share Outlook***

| | **Low End** | **High End** |
|---|---|---|
| 2012 diluted EPS outlook | $ 5.70 | $ 5.90 |
| 2011 adjusted diluted EPS (see above) | $ 5.43 | $ 5.43 |
| Percentage change from 2010 | 5% | 9% |

## *FORWARD-LOOKING STATEMENTS*

This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's reasonable expectations and assumptions as of the date the statements are made but involve risks and uncertainties. These risks and uncertainties include, without limitation: the performance of stock markets generally; developments in worldwide and national economies and other international events and circumstances; changes in foreign currencies and in interest rates; the cost and availability of electric power, natural gas and other raw materials; the ability to achieve price increases to offset cost increases; catastrophic events including natural disasters, epidemics and acts of war and terrorism; the ability to attract, hire, and retain qualified personnel; the impact of changes in financial accounting standards; the impact of changes in pension plan liabilities; the impact of tax, environmental, healthcare and other legislation and government regulation in jurisdictions in which the company operates; the cost and outcomes of investigations, litigation and regulatory proceedings; continued timely development and market acceptance of new products and applications; the impact of competitive products and pricing; future financial and operating performance of major customers and industries served; and the effectiveness and speed of integrating new acquisitions into the business. These risks and uncertainties may cause actual future results or circumstances to differ materially from the projections or estimates contained in the forward-looking statements. The company assumes no obligation to update or provide revisions to any forward-looking statement in response to changing circumstances. The above listed risks and uncertainties are further described in Item 1A (Risk Factors) in this report which should be reviewed carefully. Please consider the company's forward-looking statements in light of those risks.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Praxair is exposed to market risks relating to fluctuations in interest rates and currency exchange rates. The objective of financial risk management at Praxair is to minimize the negative impact of interest rate and foreign exchange rate fluctuations on the company's earnings, cash flows and equity.

To manage these risks, Praxair uses various derivative financial instruments, including interest-rate swaps, currency swaps, forward contracts, currency options and commodity contracts. Praxair only uses commonly traded and non-leveraged instruments. These contracts are entered into primarily with major banking institutions thereby minimizing the risk of credit loss. Also, see Notes 1 and 12 to the consolidated financial statements for a more complete description of Praxair's accounting policies and use of such instruments.

The following discussion presents the sensitivity of the market value, earnings and cash flows of Praxair's financial instruments to hypothetical changes in interest and exchange rates assuming these changes occurred at December 31, 2011. The range of changes chosen for these discussions reflects Praxair's view of changes which are reasonably possible over a one-year period. Market values represent the present values of projected future cash flows based on interest rate and exchange rate assumptions.

### *Interest Rate and Debt Sensitivity Analysis*

At December 31, 2011, Praxair had debt totaling $6,562 million ($5,557 million at December 31, 2010). At December 31, 2011, there was one interest-rate swap agreement outstanding with notional amounts totaling $400 million that convert fixed-rate interest to variable-rate interest on the $400 million 3.25% notes that mature in 2015. At December 31, 2010, there were two interest-rate swap agreements outstanding with notional amounts totaling $900 million that convert fixed-rate interest to variable-rate interest on the $500 million 2.125% notes due 2013 and the $400 million 3.25% notes that mature in 2015. When considered necessary, interest-rate swaps are entered into as hedges of underlying financial instruments to effectively change the characteristics of the interest rate without actually changing the underlying financial instrument.

For fixed-rate instruments, interest-rate changes affect the fair market value but do not impact earnings or cash flows. Conversely, for floating-rate instruments, interest-rate changes generally do not affect the fair market value but impact future earnings and cash flows, assuming other factors are held constant.

At December 31, 2011, Praxair had fixed-rate debt of $5,366 million and floating-rate debt of $1,196 million, representing 82% and 18%, respectively, of total debt. At December 31, 2010, Praxair had fixed-rate debt of $3,834 million and floating-rate debt of $1,723 million, representing 69% and 31%, respectively, of total debt. Praxair increased its percentage of fixed rate debt instruments, as a percentage of total debt in 2011, to take advantage of historically low fixed interest rate debt. Holding other variables constant (such as foreign exchange rates, swaps and debt levels), a one-percentage-point decrease in interest rates would increase the unrealized fair market value of the fixed-rate debt by approximately $244 million ($191 million in 2010). At December 31, 2011 and 2010, the after-tax earnings and cash flows impact for the subsequent year resulting from a one-percentage-point increase in interest rates would be approximately $8 million and $12 million, respectively, holding other variables constant.

### *Exchange Rate Sensitivity Analysis*

Praxair's exchange-rate exposures result primarily from its investments and ongoing operations in South America (primarily Brazil, Argentina, Colombia and Venezuela), Europe (primarily Germany, Italy, Scandinavia and Spain), Canada, Mexico, Asia (primarily China, India, Korea and Thailand) and other business transactions such as the procurement of equipment from foreign sources. From time to time, Praxair utilizes foreign exchange forward contracts to hedge these exposures. At December 31, 2011, Praxair had $1,541 million notional amount ($1,148 million at December 31, 2010) of foreign exchange contracts all of which were to hedge recorded balance sheet exposures. Of the notional amount of foreign exchange forward contracts outstanding at December 31, 2010 $1,011 million were to hedge balance sheet exposures, and $137 million were to hedge anticipated future net income. See Note 12 to the consolidated financial statements.

Holding other variables constant, if there were a 10% adverse change in foreign-currency exchange rates for the portfolio, the fair market value of foreign-currency contracts outstanding at December 31, 2011 and 2010 would decrease by approximately $22 million and $3 million, respectively, which would be largely offset by an offsetting gain or loss on the foreign-currency fluctuation of the underlying exposure being hedged.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

## MANAGEMENT'S STATEMENT OF RESPONSIBILITY FOR FINANCIAL STATEMENTS

Praxair's consolidated financial statements are prepared by management, which is responsible for their fairness, integrity and objectivity. The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America applied on a consistent basis, except for accounting changes as disclosed, and include amounts that are estimates and judgments. All historical financial information in this annual report is consistent with the accompanying financial statements.

Praxair maintains accounting systems, including internal accounting controls, monitored by a staff of internal auditors, that are designed to provide reasonable assurance of the reliability of financial records and the protection of assets. The concept of reasonable assurance is based on recognition that the cost of a system should not exceed the related benefits. The effectiveness of those systems depends primarily upon the careful selection of financial and other managers, clear delegation of authority and assignment of accountability, inculcation of high business ethics and conflict-of-interest standards, policies and procedures for coordinating the management of corporate resources, and the leadership and commitment of top management. In compliance with Section 404 of the Sarbanes-Oxley Act of 2002, Praxair assessed its internal control over financial reporting and issued a report (see below).

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has completed an integrated audit of Praxair's 2011, 2010 and 2009 consolidated financial statements and of its internal control over financial reporting as of December 31, 2011 in accordance with the standards of the Public Company Accounting Oversight Board (United States) as stated in their report.

The Audit Committee of the Board of Directors, which consists solely of non-employee directors, is responsible for overseeing the functioning of the accounting system and related controls and the preparation of annual financial statements. The Audit Committee periodically meets with management, internal auditors and the independent accountants to review and evaluate their accounting, auditing and financial reporting activities and responsibilities, including management's assessment of internal control over financial reporting. The independent registered public accounting firm and internal auditors have full and free access to the Audit Committee and meet with the committee, with and without management present.

### *MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING*

Praxair's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the company's principal executive officer and principal financial officer, the company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (often referred to as COSO). Based on this evaluation, management concluded that the company's internal control over financial reporting was effective as of December 31, 2011.

Praxair's evaluation of internal control over financial reporting as of December 31, 2011 did not include the internal control over financial reporting related to Texas Welders Supply Company, Yara Praxair Holding AS, and American Gas Group because they was acquired by Praxair in purchase business combinations consummated during 2011. Total assets and sales for these acquisitions represent 3% and 0.5%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2011 (See Note 3).

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has issued their opinion on the company's internal control over financial reporting as of December 31, 2011 as stated in their report.

/s/ STEPHEN F. ANGEL

**Stephen F. Angel**
**Chairman, President and**
**Chief Executive Officer**

/s/ ELIZABETH T. HIRSCH

**Elizabeth T. Hirsch**
**Vice President and Controller**

/s/ JAMES S. SAWYER

**James S. Sawyer**
**Executive Vice President and**
**Chief Financial Officer**

Danbury, Connecticut
February 29, 2012

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of Praxair, Inc:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, equity and cash flows present fairly, in all material respects, the financial position of Praxair, Inc. and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, and on the company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control Over Financial Reporting, management has excluded Texas Welders Supply Company, Yara Praxair Holding AS, and American Gas Group from its assessment of internal control over financial reporting as of December 31, 2011 because these businesses were acquired by the Company in purchase business combinations during 2011. We have also excluded Texas Welders Supply Company, Yara Praxair Holding AS, and American Gas Group from our audit of internal control over financial reporting. Texas Welders Supply Company and American Gas Group are wholly owned subsidiaries, and Yara Praxair Holding AS is a 66% owned subsidiary of the Company. The aggregate total assets and total sales of these 3 entities represent 3% and 0.5%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2011.

**/s/ PricewaterhouseCoopers LLP**
**PricewaterhouseCoopers**
**Stamford, Connecticut**
**February 29, 2012**

## CONSOLIDATED STATEMENTS OF INCOME
## PRAXAIR, INC. AND SUBSIDIARIES
***(Dollar amounts in millions, except per share data)***

| Year Ended December 31, | 2011 | 2010 | 2009 |
|---|---|---|---|
| **Sales** | $ 11,252 | $ 10,116 | $ 8,956 |
| Cost of sales, exclusive of depreciation and amortization | 6,458 | 5,754 | 5,032 |
| Selling, general and administrative | 1,239 | 1,196 | 1,088 |
| Depreciation and amortization | 1,003 | 925 | 846 |
| Research and development | 90 | 79 | 74 |
| Cost reduction program and other charges – net | 1 | 85 | 306 |
| Other income (expenses) – net | 7 | 5 | (35) |
| **Operating Profit** | 2,468 | 2,082 | 1,575 |
| Interest expense – net | 145 | 118 | 133 |
| **Income Before Income Taxes and Equity Investments** | 2,323 | 1,964 | 1,442 |
| Income taxes | 641 | 768 | 169 |
| **Income Before Equity Investments** | 1,682 | 1,196 | 1,273 |
| Income from equity investments | 40 | 38 | 24 |
| **Net Income (Including Noncontrolling Interests)** | 1,722 | 1,234 | 1,297 |
| Less: noncontrolling interests | (50) | (39) | (43) |
| **Net Income – Praxair, Inc.** | $ 1,672 | $ 1,195 | $ 1,254 |
| **Per Share Data – Praxair, Inc. Shareholders** | | | |
| Basic earnings per share | $ 5.53 | $ 3.90 | $ 4.08 |
| Diluted earnings per share | $ 5.45 | $ 3.84 | $ 4.01 |
| **Weighted Average Shares Outstanding (000's):** | | | |
| Basic shares outstanding | 302,237 | 306,720 | 307,676 |
| Diluted shares outstanding | 306,722 | 311,395 | 312,382 |

The accompanying Notes on pages 54 to 96 are an integral part of these financial statements.

## CONSOLIDATED BALANCE SHEETS
## PRAXAIR, INC. AND SUBSIDIARIES
***(Dollar amounts in millions)***

| December 31, | 2011 | 2010 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 90 | $ 39 |
| Accounts receivable – net | 1,795 | 1,664 |
| Inventories | 456 | 399 |
| Prepaid and other current assets | 266 | 276 |
| *Total Current Assets* | 2,607 | 2,378 |
| Property, plant and equipment – net | 10,131 | 9,532 |
| Equity investments | 523 | 564 |
| Goodwill | 2,372 | 2,066 |
| Other intangible assets – net | 167 | 132 |
| Other long-term assets | 556 | 602 |
| *Total Assets* | $16,356 | $15,274 |
| **Liabilities and Equity** | | |
| Accounts payable | $ 896 | $ 830 |
| Short-term debt | 337 | 370 |
| Current portion of long-term debt | 387 | 32 |
| Accrued taxes | 145 | 90 |
| Other current liabilities | 770 | 788 |
| *Total Current Liabilities* | 2,535 | 2,110 |
| Long-term debt | 5,838 | 5,155 |
| Other long-term liabilities | 1,228 | 953 |
| Deferred credits | 738 | 911 |
| *Total Liabilities* | 10,339 | 9,129 |
| Commitments and contingencies (Note 17) | | |
| Redeemable noncontrolling interests (Note 14) | 220 | — |
| Praxair, Inc. Shareholders' Equity: | | |
| Common stock $0.01 par value, authorized – 800,000,000 shares, issued 2011 – 382,854,272 shares and 2010 – 382,623,071 shares | 4 | 4 |
| Additional paid-in capital | 3,809 | 3,702 |
| Retained earnings | 8,510 | 7,475 |
| Accumulated other comprehensive income (loss) (Note 7) | (1,746) | (1,018) |
| Less: Treasury stock, at cost (2011 – 84,324,255 shares and 2010 – 78,626,501 shares) | (5,089) | (4,371) |
| Total Praxair, Inc. Shareholders' Equity | 5,488 | 5,792 |
| Noncontrolling interests | 309 | 353 |
| *Total Equity* | 5,797 | 6,145 |
| *Total Liabilities and Equity* | $16,356 | $15,274 |

The accompanying Notes on pages 54 to 96 are an integral part of these financial statements.

## CONSOLIDATED STATEMENTS OF CASH FLOWS
## PRAXAIR, INC. AND SUBSIDIARIES
*(Millions of dollars)*

| Year Ended December 31, | 2011 | 2010 | 2009 |
|---|---|---|---|
| **Increase (Decrease) in Cash and Cash Equivalents** | | | |
| **Operations** | | | |
| Net income – Praxair, Inc. | $ 1,672 | $ 1,195 | $ 1,254 |
| Noncontrolling interests | 50 | 39 | 43 |
| Net income (including noncontrolling interests) | $ 1,722 | $ 1,234 | $ 1,297 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Cost reduction program and other charges-net, net of payments (Note 2) | (5) | 80 | 234 |
| Depreciation and amortization | 1,003 | 925 | 846 |
| Deferred income taxes | (3) | 133 | (221) |
| Share-based compensation | 62 | 47 | 39 |
| Non-cash charges and other | (71) | (15) | (12) |
| Working capital | | | |
| Accounts receivable | (108) | (114) | 39 |
| Inventory | (31) | (26) | 58 |
| Prepaid and other current assets | 8 | (7) | 23 |
| Payables and accruals | 44 | 163 | (178) |
| Spanish income tax settlement (Note 2) | — | (231) | — |
| Pension contributions | (94) | (124) | (128) |
| Long-term assets, liabilities and other | (72) | (160) | 171 |
| Net cash provided by operating activities | 2,455 | 1,905 | 2,168 |
| **Investing** | | | |
| Capital expenditures | (1,797) | (1,388) | (1,352) |
| Acquisitions, net of cash acquired | (294) | (148) | (131) |
| Divestitures and asset sales | 86 | 52 | 31 |
| Net cash used for investing activities | (2,005) | (1,484) | (1,452) |
| **Financing** | | | |
| Short-term debt borrowings (repayments) – net | (47) | 115 | (455) |
| Long-term debt borrowings | 1,541 | 1,890 | 2,246 |
| Long-term debt repayments | (580) | (1,515) | (1,853) |
| Issuances of common stock | 195 | 183 | 95 |
| Purchases of common stock | (937) | (587) | (236) |
| Cash dividends – Praxair, Inc. shareholders | (602) | (551) | (491) |
| Excess tax benefit on stock option exercises | 53 | 51 | 23 |
| Noncontrolling interest transactions and other | (3) | (5) | (40) |
| Net cash used for financing activities | (380) | (419) | (711) |
| Effect of exchange rate changes on cash and cash equivalents | (19) | (8) | 8 |
| Change in cash and cash equivalents | 51 | (6) | 13 |
| Cash and cash equivalents, beginning-of-period | 39 | 45 | 32 |
| Cash and cash equivalents, end-of-period | $ 90 | $ 39 | $ 45 |
| **Supplemental Data** | | | |
| Income taxes paid | $ 515 | $ 757 | $ 254 |
| Interest paid | $ 219 | $ 185 | $ 171 |

The accompanying Notes on pages 54 to 96 are an integral part of these financial statements.

# CONSOLIDATED STATEMENTS OF EQUITY
## PRAXAIR, INC. AND SUBSIDIARIES
*(Dollar amounts in millions, except per share data, shares in thousands)*

| | Praxair, Inc. Shareholders' Equity | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Common Stock | | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) (Note 7) | Treasury Stock | | Praxair, Inc. Shareholders' Equity | Noncontrolling Interests | Total Equity |
| **Activity** | **Shares** | **Amounts** | | | | **Shares** | **Amounts** | | | |
| *Balance, December 31, 2008* | 377,026 | $4 | $3,328 | $6,068 | $(1,768) | 70,165 | $(3,623) | $4,009 | $302 | $4,311 |
| Net Income | | | | 1,254 | | | | 1,254 | 43 | 1,297 |
| Translation Adjustments | | | | | 651 | | | 651 | 6 | 657 |
| Derivative Instruments, net of $3 million taxes | | | | | 7 | | | 7 | | 7 |
| Funded Status – retirement obligations, net of $43 million taxes | | | | | (45) | | | (45) | | (45) |
| Comprehensive income | | | | | | | | 1,867 | 49 | 1,916 |
| Dividends to noncontrolling interests | | | | | | | | — | (24) | (24) |
| Additions (Reductions) to noncontrolling interests | | | (3) | | | | | (3) | 6 | 3 |
| Dividends to Praxair, Inc common stock ($1.60 per share) | | | | (491) | | | | (491) | | (491) |
| Issuances of common stock: | | | | | | | | | | |
| For the dividend reinvestment and stock purchase plan | 95 | | 7 | | | | | 7 | | 7 |
| For employee savings and incentive plans | 2,295 | | 75 | | | (402) | 24 | 99 | | 99 |
| Purchases of common stock | | | | | | 3,175 | (239) | (239) | | (239) |
| Tax benefit from stock options | | | 27 | | | | | 27 | | 27 |
| Share-based compensation | | | 39 | | | | | 39 | | 39 |
| *Balance, December 31, 2009* | 379,416 | $4 | $3,473 | $6,831 | $(1,155) | 72,938 | $(3,838) | $5,315 | $333 | $5,648 |
| Net Income | | | | 1,195 | | | | 1,195 | 39 | 1,234 |
| Translation Adjustments | | | | | 129 | | | 129 | (5) | 124 |
| Funded Status – retirement obligations, net of $19 million taxes | | | | | 8 | | | 8 | | 8 |
| Comprehensive income | | | | | | | | 1,332 | 34 | 1,366 |
| Dividends to noncontrolling interests | | | | | | | | — | (22) | (22) |
| Additions (Reductions) to noncontrolling interests | | | (1) | | | | | (1) | 8 | 7 |
| Dividends to Praxair, Inc common stock ($1.80 per share) | | | | (551) | | | | (551) | | (551) |

| | Praxair, Inc. Shareholders' Equity | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Common Stock | | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) (Note 7) | Treasury Stock | | Praxair, Inc. Shareholders' Equity | Noncontrolling Interests | Total Equity |
| Activity | Shares | Amounts | | | | Shares | Amounts | | | |
| Issuances of common stock: | | | | | | | | | | |
| For the dividend reinvestment and stock purchase plan | 83 | | 7 | | | | | 7 | | 7 |
| For employee savings and incentive plans | 3,124 | | 120 | | | (1,190) | 67 | 187 | | 187 |
| Purchases of common stock | | | | | | 6,879 | (600) | (600) | | (600) |
| Tax benefit from stock options | | | 56 | | | | | 56 | | 56 |
| Share-based compensation | | | 47 | | | | | 47 | | 47 |
| *Balance, December 31, 2010* | 382,623 | $4 | $3,702 | $7,475 | $(1,018) | 78,627 | $(4,371) | $5,792 | $353 | $6,145 |
| Net Income | | | | 1,672 | | | | 1,672 | 48 | 1,720 |
| Translation Adjustments | | | | | (529) | | | (529) | (5) | (534) |
| Derivative Instruments, net of $6 million taxes | | | | | (9) | | | (9) | | (9) |
| Funded Status – retirement obligations, net of $115 million taxes | | | | | (190) | | | (190) | | (190) |
| Comprehensive income | | | | | | | | 944 | 43 | 987 |
| Dividends and other capital reductions to noncontrolling interests | | | | | | | | — | (26) | (26) |
| Additions (Reductions) to noncontrolling interests | | | | | | | | — | 4 | 4 |
| Reclassification to redeemable noncontrolling interests (Note 14) | | | | | | | | | (65) | (65) |
| Redemption value adjustment to redeemable noncontrolling interests (Note 14) | | | | (35) | | | | (35) | | (35) |
| Dividends to Praxair, Inc common stock ($2.00 per share) | | | | (602) | | | | (602) | | (602) |
| Issuances of common stock: | | | | | | | | | | |
| For the dividend reinvestment and stock purchase plan | 71 | | 7 | | | | | 7 | | 7 |
| For employee savings and incentive plans | 160 | | (17) | | | (3,682) | 215 | 198 | | 198 |
| Purchases of common stock | | | | | | 9,379 | (933) | (933) | | (933) |
| Tax benefit from stock options | | | 55 | | | | | 55 | | 55 |
| Share-based compensation | | | 62 | | | | | 62 | | 62 |
| *Balance, December 31, 2011* | 382,854 | $4 | $3,809 | $8,510 | $(1,746) | 84,324 | $(5,089) | $5,488 | $309 | $5,797 |



The accompanying Notes on pages 54 to 96 are an integral part of these financial statements

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
## PRAXAIR, INC. AND SUBSIDIARIES

### NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Operations*** – Praxair, Inc. and its subsidiaries (Praxair or the company) comprise one of the largest industrial gases companies worldwide, and the largest in North and South America. Praxair produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings to a diverse group of industries including aerospace, chemicals, electronics, energy, food and beverage, healthcare, manufacturing and metals.

***Principles of Consolidation*** – The consolidated financial statements include the accounts of all significant subsidiaries where control exists and, in limited situations, variable-interest entities where the company is the primary beneficiary. Intercompany transactions and balances are eliminated in consolidation and any significant related-party transactions have been disclosed.

Equity investments generally consist of 20% to 50% owned operations where the company exercises significant influence, but does not have control. Equity income from equity investments in corporations is reported on an after-tax basis. Pre-tax income from equity investments that are partnerships or limited-liability corporations (LLC) is included in other income (expenses) – net with related taxes included in Income taxes. Equity investments are reviewed for impairment whenever events or circumstances reflect that an impairment loss may have incurred. Operations less than 20% owned, where the company does not exercise significant influence, are generally carried at cost.

Changes in ownership interest that result either in consolidation or deconsolidation of an investment are recorded at fair value through earnings, including the retained ownership interest, while changes that do not result in either consolidation or deconsolidation of a subsidiary are treated as equity transactions.

***Use of Estimates*** – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While actual results could differ, management believes such estimates to be reasonable.

***Revenue Recognition*** – Revenue is recognized when: a firm sales agreement exists; product is shipped or services are provided to customers; and collectability of a fixed or determinable sales price is reasonably assured. Sales returns and allowances are not a normal practice in the industry and are not significant.

A small portion of the company's revenues relate to long-term construction contracts and are generally recognized using the percentage-of-completion method. Under this method, revenues from sales of major equipment, such as large air-separation facilities, are recognized based primarily on cost incurred to date compared with total estimated cost. Changes to total estimated cost and anticipated losses, if any, are recognized in the period determined.

For contracts that contain multiple products and/or services, amounts assigned to each component are based on its objectively determined fair value, such as the sales price for the component when it is sold separately or competitor prices for similar components.

Certain of the company's contracts that are built to provide product to a specific customer are required to be accounted for as leases. The associated revenue streams are classified as rental revenue and are not significant.

Amounts billed for shipping and handling fees are recorded as sales, generally on FOB destination terms, and costs incurred for shipping and handling are recorded as cost of sales.

Amounts billed for sales and use taxes, value-added taxes, and certain excise and other specific transactional taxes imposed on revenue producing transactions are presented on a net basis and are not included in sales in the consolidated statement of income.

***Cash Equivalents*** – Cash equivalents are considered to be highly liquid securities with original maturities of three months or less.

***Inventories*** – Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for certain U.S. operations and the average-cost method for most other operations.

***Property, Plant and Equipment – Net*** – Property, plant and equipment are carried at cost, net of accumulated depreciation. The company capitalizes interest as part of the cost of constructing major facilities (see Note 7). Depreciation is calculated on the straight-line method based on the estimated useful lives of the assets, which range from 3 years to 40 years (see Note 8). Praxair uses accelerated depreciation methods for tax purposes where appropriate. Maintenance of property, plant and equipment is generally expensed as incurred.

The company performs a test for impairment whenever events or changes in circumstances indicate that the carrying amount of an individual asset or asset group may not be recoverable. Should projected undiscounted future cash flows be less than the carrying amount of the asset or asset group, an impairment charge reducing the carrying amount to fair value is required. Fair value is determined based on the most appropriate valuation technique, including discounted cash flows.

***Asset-Retirement Obligations*** – An asset-retirement obligation is recognized in the period in which sufficient information exists to determine the fair value of the liability with a corresponding increase to the carrying amount of the related property, plant and equipment which is then depreciated over its useful life. The liability is initially measured at discounted fair value and then accretion expense is recorded in each subsequent period. The company's asset-retirement obligations are primarily associated with its on-site long-term supply arrangements where the company has built a facility on land leased from the customer and is obligated to remove the facility at the end of the contract term. The company's asset-retirement obligations are not material to its financial statements.

***Foreign Currency Translation*** – For most foreign operations, the local currency is the functional currency and translation gains and losses are reported as part of the accumulated other comprehensive income (loss) component of equity as a cumulative translation adjustment (see Note 7). For other foreign operations, the U.S. dollar is the functional currency and translation gains and losses are included in other income (expenses) – net.

***Financial Instruments*** – Praxair enters into various derivative financial instruments to manage its exposure to fluctuating interest and currency exchange rates and energy costs. Such instruments primarily include interest-rate swap and treasury lock agreements; currency-swap agreements; forward contracts; currency options; and commodity-swap agreements. These instruments are not entered into for trading purposes. Praxair only uses commonly traded and non-leveraged instruments.

There are two types of derivatives the company enters into: hedges of fair-value exposures and hedges of cash-flow exposures. Fair-value exposures relate to recognized assets or liabilities, and firm commitments; while cash-flow exposures relate to the variability of future cash flows associated with recognized assets or liabilities, or forecasted transactions. When a derivative is executed and hedge accounting is appropriate, it is designated as either a fair-value hedge or a cash-flow hedge. Currently, Praxair designates all interest-rate and commodity-swap agreements as hedges; however, currency contracts are generally not designated as hedges for accounting purposes. All derivatives are linked to an appropriate underlying exposure. On an ongoing basis, the company assesses the hedge effectiveness of all derivatives designated as hedges to determine if they continue to be highly effective in offsetting changes in fair values or cash flows of the underlying hedged items. If it is determined that the hedge is not highly effective, then hedge accounting will be discontinued prospectively.

Changes in the fair value of derivatives designated as fair-value hedges are recognized in earnings as an offset to the change in the fair values of the underlying exposures being hedged. The changes in fair value of derivatives that are designated as cash-flow hedges are deferred in accumulated other comprehensive income (loss) and are reclassified to earnings as the underlying hedged transaction affects earnings. Any ineffectiveness is recognized in earnings immediately. Hedges of net investments in foreign subsidiaries are recognized in the cumulative translation adjustment component of accumulated other comprehensive income (loss) on the consolidated balance sheets to offset translation gains and losses associated with the hedged net investment. Derivatives that are entered into for risk-management purposes and are not designated as hedges (primarily related to anticipated net income and currency derivatives other than for firm commitments) are recorded at their fair market values and recognized in current earnings.

See Note 12 for additional information relating to financial instruments.

***Goodwill*** – Acquisitions are accounted for using the acquisition method which requires allocation of the purchase price to assets acquired and liabilities assumed based on estimated fair values. Any excess of the purchase price over the fair value of the assets and liabilities acquired is recorded as goodwill. Allocations of the purchase price are based on preliminary estimates and assumptions at the date of acquisition and are subject to revision based on final information received, including appraisals and other analyses which support underlying estimates.

The company performs a goodwill impairment test annually in the second quarter or more frequently if events or circumstances indicate that an impairment loss may have been incurred. The impairment test requires that the company estimate and compare the fair value of its reporting units to their carrying value, including goodwill. Reporting units are determined based on one level below the operating segment level. Fair value is determined through the use of projected future cash flows, multiples of earnings and sales and other factors. Such analysis requires the use of certain future market assumptions and discount factors, which are subjective in nature.

See Note 9 for additional information relating to goodwill.

***Other Intangible Assets*** – Customer and license/use agreements, non-compete agreements and patents and other intangibles are amortized over the estimated period of benefit. The determination of the estimated period of benefit will be dependent upon the use and underlying characteristics of the intangible asset. Praxair evaluates the recoverability of its intangible assets subject to amortization when facts and circumstances indicate that the carrying value of the asset may not be recoverable. If the carrying value is not recoverable, impairment is measured as the amount by which the carrying value exceeds its estimated fair value. Fair value is generally estimated based on either appraised value or other valuation techniques.

See Note 10 for additional information relating to other intangible assets.

***Income Taxes*** – Deferred income taxes are recorded for the temporary differences between the financial statement and tax bases of assets and liabilities using currently enacted tax rates. Valuation allowances are established against deferred tax assets whenever circumstances indicate that it is more likely than not that such assets will not be realized in future periods.

Under the guidance for accounting for uncertainty in income taxes, the company can recognize the benefit of an income tax position only if it is more likely than not (greater than 50%) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit can be recognized. The tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Additionally, the company accrues interest and related penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws. Interest and penalties are classified as income tax expense in the financial statements. See Note 5 for additional income tax disclosures.

See Note 5 for additional information relating to income taxes.

***Retirement Benefits*** – Most Praxair employees participate in a form of defined benefit or contribution retirement plan, and additionally certain employees are eligible to participate in various post-employment health care and life insurance benefit plans. The cost of such benefits is recognized over the employees' expected service period to the company in accordance with the applicable accounting standards. The funded status of the plans is recorded as an asset or liability in the consolidated balance sheets. Funding of retirement benefits varies and is in accordance with local laws and practices. See Note 16 for additional information relating to retirement programs.

***Share-based Compensation*** – The company has granted share-based awards which consist of stock options, restricted stock and performance-based stock. Share-based compensation expense is generally recognized on a straight-line basis over the stated vesting period. For stock awards granted to full-retirement-eligible employees, compensation expense is recognized over the period from the grant date to the date retirement eligibility is achieved. For performance-based awards, compensation expense is recognized only if it is probable that the performance condition will be achieved. See Note 15 for additional disclosures relating to share-based compensation.

***Recently Issued Accounting Standards***

***Accounting Standards Implemented in 2011***

The following standards were all effective for Praxair in 2011:

- **Multiple – Deliverable Revenue Arrangements** – In October 2009, the FASB issued new guidance for arrangements with multiple deliverables. The new guidance modifies the criteria to be used to identify the separate deliverables in a multiple-element arrangement and establishes a hierarchy to determine the selling price for each deliverable. The selling price for each deliverable should be established based on vendor-specific or other third party evidence when available, or if such objective information is not available, the Company should use its best estimate of the selling price. Expanded disclosures are also required. This standard was effective for Praxair beginning January 1, 2011. The adoption of this guidance did not have a significant impact on the consolidated financial statements.

- **Expanded Disclosures for Multiemployer Pension Plans** – In September 2011, the FASB issued amended guidance expanding the disclosures for Multiemployer Pension Plans. The new disclosures are intended to provide users with additional information regarding the commitments and risks involved with participating in these plans. These disclosures are effective for Praxair in 2011 financial statements and its adoption did not have a significant impact on the consolidated financial statements. See Note 16 for the required disclosures.

***Accounting Standards to Be Implemented***

- **Offsetting Assets and Liabilities** – In December 2011, the FASB issued updated disclosure requirements related to a company's right or requirement to offset balance sheet items and the related arrangements associated with its financial instruments and derivative instruments. The new guidance requires the disclosure of the gross amounts subject to rights of setoff, amounts offset, and the related net exposure. This guidance will be effective for Praxair beginning with the first quarter 2013. Praxair does not expect this requirement to have any impact on the consolidated financial statements.
- **Testing for Goodwill Impairment** – In September 2011, the FASB issued updated guidance on the periodic testing of goodwill for impairment. This guidance provides companies with the option to assess qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. This guidance will be effective for Praxair beginning with the first quarter 2012. Praxair does not expect this requirement to have any impact on the consolidated financial statements.

- **Other Comprehensive Income** – In June 2011, the FASB issued (and subsequently amended in December 2011) a revised standard regarding the presentation of other comprehensive income ("OCI"). The main provisions of this standard eliminate the option of presenting other comprehensive income in the statement of changes in equity, and provide that an entity report items of other comprehensive income in either one of two presentations:
  - A single statement that must present the components of net income, other comprehensive income and total comprehensive income.
  - A two-statement approach, whereby an entity must present the components of net income in the first statement, which is immediately followed by a separate financial statement that presents the components of other comprehensive income and total comprehensive income.

  The standard does not affect earnings per share and will be applied retrospectively beginning with the first quarter 2012. At that time, Praxair plans to adopt the two-statement approach.
- **Expanded Disclosures for Fair Value Measurements** – In May 2011, the FASB issued additional guidance expanding the disclosures for Fair Value Measurements, particularly Level 3 inputs. For fair value measurements categorized in Level 3 of the fair value hierarchy, required disclosures include: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation processes in place, and (3) a narrative description of the sensitivity of the fair value changes in unobservable inputs and interrelationships between those inputs. These disclosures will be required for Praxair beginning with the first quarter 2012. Praxair does not expect this requirement to have a significant impact on the condensed consolidated financial statements.

***Reclassifications*** – Certain prior years' amounts have been reclassified to conform to the current year's presentation. Such reclassifications relate primarily to the presentation of noncontrolling interests in the consolidated financial statements (see Note 14).

## NOTE 2. COST REDUCTION PROGRAM AND OTHER CHARGES – NET

### *2011 Gain on Acquisition and Cost Reduction Program – net*

The year ended December 31, 2011 includes the following items which are recorded as a separate line item in the consolidated financial statements:

| *(Millions of dollars)* | Operating Profit (Loss) | Income Tax Provision (Benefit) | Noncontrolling Interests | Net Income (Loss) - Praxair, Inc. |
|---|---|---|---|---|
| Net gain on acquisition | $ 39 | $ 3 | $ (1) | $ 37 |
| Cost Reduction Program | (40) | (9) | — | (31) |
| Total | $ (1) | $(6) | $ (1) | $ 6 |

*Gain on Acquisition*

As discussed in Note 3, during the fourth quarter 2011 Praxair increased its ownership in its Yara Praxair Holding AS ("Yara Praxair") joint venture in Scandinavia from 50% to 66% and consolidated the company. Previously, Praxair accounted for its 50% ownership interest in the joint venture as an equity method investment. In accordance with U. S. accounting rules, upon consolidation Praxair was required to fair value the entire Yara Praxair joint venture, including its original 50% ownership interest. Accordingly, Praxair recorded a net pre-tax gain of $39 million ($37 million net income – Praxair, Inc.) during the fourth quarter of 2011 primarily for the amount that the fair value of its original 50% ownership interest exceeded the equity investment book value.

*Cost Reduction Program*

In the fourth quarter 2011, Praxair recorded pre-tax charges totaling $40 million ($31 million after-tax), relating to severance and business restructuring actions primarily in Europe within the industrial gases and surface technologies businesses. The cost reduction program was initiated primarily in response to the continuing economic downturn in Europe.

The following is a summary of the charges by reportable segment.

| *(Millions of dollars)* | Severance Costs | Costs Associated with Exit or Disposal Activities | Total Cost Reduction Program |
|---|---|---|---|
| North America | $ 1 | $— | $ 1 |
| Europe | 20 | 1 | 21 |
| South America | 4 | — | 4 |
| Surface Technologies | 8 | 6 | 14 |
| Total | $33 | $ 7 | $40 |

The severance costs of $33 million are for the termination of approximately 290 employees, primarily in Europe, South America and Surface technologies, of which approximately half have been terminated as of December 31, 2011. The remaining employees are expected to be terminated in the next twelve months. These costs include $6 million of pension settlement charges, primarily related to the closure of the surface technologies business in Switzerland.

The costs associated with exit or disposal activities of $7 million include asset write-downs and other costs primarily associated with a decision to close the company's surface technologies facility in Switzerland, and to consolidate operations in the United Kingdom.

*Classification in the consolidated financial statements*

The net $1 million of operating profit from the pre-tax gain, offset by the cost reduction program is shown as a separate line item on the consolidated statement of income and the tax benefit of $6 million is reflected in income taxes. In the balance sheets, asset write-offs are recorded as a reduction to the carrying value of the related assets and unpaid amounts are recorded as short-term liabilities (See Note 7). As of December 31, 2011, there is a short-term liability of approximately $23 million related to the 2011 cost reduction program which is anticipated to be paid during the next 12-month period. On the consolidated statement of cash flows, the pre-tax impact of the gain on acquisition and cost reduction program, net of cash payments, is shown as an adjustment to reconcile net income to net cash provided by operating activities. In Note 18, Praxair excluded these items in its management definition of segment operating profit; a reconciliation of segments operating profit to consolidated operating profit is shown within the operating profit table.

***2010 Spanish Income Tax Settlement and Other Charges – Net***

The year ended December 31, 2010 includes the following items which are recorded in the consolidated financial statements:

| *(Millions of dollars)* | Operating Profit (Loss) | Income Tax Provision (Benefit) | Net Income (Loss) |
|---|---|---|---|
| Spanish income tax settlement | $— | $250 | $(250) |
| U.S. Homecare divestiture | (58) | (18) | (40) |
| Repatriation tax benefit | — | (35) | 35 |
| Venezuela currency devaluation | (27) | (1) | (26) |
| Total | $ (85) | $196 | $(281) |

*Spanish Income Tax Settlement*

During the fourth quarter 2010, the Company's Spanish subsidiaries settled various income tax disputes with the Spanish Government. As a result, Praxair recorded an income tax charge of $250 million representing the settlement amount in excess of previously recorded expenses. The settlement requires cash payments of approximately $500 million, $481 million of which was paid in the fourth quarter 2010. The remaining amounts were paid out during 2011 and are included within payables and accruals in the Consolidated Statement of Cash Flows. This matter was previously disclosed as a contingency in Note 17. Also, see Note 5 relating to income taxes.

*U.S. Homecare Divestiture*

During the fourth quarter 2010, the company announced its intent to sell the U.S. homecare portion of its North American healthcare business and recorded a pre-tax charge of $58 million ($40 million after-tax) representing an adjustment to estimated fair value representing the company's best estimate of the cash proceeds that will be realized upon eventual sale or other disposition of the net assets of the business. There was no cash impact for 2010. On February 2, 2011, the company announced that it had entered into a definitive agreement for sale of the U.S. homecare business to Apria Healthcare Group Inc. The sale was finalized on March 4, 2011.

*Repatriation Tax Benefit*

Also during the fourth quarter 2010, the company recognized an income tax benefit of $35 million related to the repatriation of highly-taxed foreign earnings. There was no cash impact for 2010. See Note 5 for additional disclosures relating to foreign tax credit carryforwards and related valuation allowances.

*Venezuela Currency Devaluation*

In January 2010, Venezuela announced a devaluation of the Venezuelan Bolivar and created a two tier exchange rate system. Effective January 1, 2011, the two tier rate system was eliminated and a single exchange rate of 4.3 (implying 50% devaluation) is now required for all transactions, including Praxair's operations. In the first quarter 2010, Praxair recorded a $27 million charge ($26 million after-tax) due primarily to the remeasurement of the local Venezuelan balance sheet to reflect the new official 4.3 exchange rate. The company does not expect the impact of the devaluation on future results of operations to be significant.

*Classification in the consolidated financial statements*

The pre-tax impact of $85 million is shown as a separate line item on the consolidated statements of income; the income tax impact of $196 million is reflected in income taxes. In the consolidated balance sheets, asset write-downs are recorded as a reduction to the carrying value of the related assets and unpaid amounts are recorded as short-term or long-term liabilities. In the consolidated statement of cash flows, the $481 million cash payment related to the Spanish income tax settlement is shown as follows: $250 million as a charge to net income – Praxair, Inc. and $231 million in a separate line item called Spanish income tax settlement. The pre-tax impact of the other matters is shown as an adjustment to reconcile net income to net cash provided by operating activities. In Note 18, Praxair excluded these items in its management definition of segment operating profit; a reconciliation of segments operating profit to consolidated operating profit is shown within the operating profit table.

***2009 Brazil Tax Amnesty Program and Other Charges***

In the third quarter 2009, Praxair recorded a net after-tax benefit of $7 million related primarily to a Federal tax amnesty program in Brazil (referred to as "Refis Program"). The net benefit has been recorded in the consolidated financial statements as follows:

| *(Millions of dollars)* | Operating Profit (Loss) | Income Tax Provision (Benefit) | Net Income (Loss) |
|---|---|---|---|
| Brazil Refis Program, NOL and other Brazilian governmental related matters | $(282) | $(329) | $ 47 |
| Other charges | (24) | 16 | (40) |
| Total | $(306) | $(313) | $ 7 |

*Brazil Refis Program, NOL and Other Brazilian Governmental Related Matters*

In May 2009, the Brazilian government published Law 11941/2009 ("Refis Program") instituting a new voluntary amnesty program which allowed Brazilian companies to settle certain Federal tax disputes at reduced amounts. Also, the Refis Program allowed existing net operating loss carryforwards (NOLs) to be used to satisfy a portion of the settlement obligation. During the 2009 third quarter, Praxair completed an evaluation of its existing Federal tax disputes eligible for settlement under the Refis Program and determined that it was economically beneficial to settle numerous Federal tax disputes, most of which were related to non income-tax matters.

As a result of these tax settlements and certain other charges related to government receivables and a state tax matter (referred to as "Brazilian governmental related matters"), Praxair recorded pre-tax charges to operating profit of $282 million and an after-tax benefit of $47 million. The $329 million tax benefit is related to the reversal of valuation allowances on NOL deferred tax assets of $255 million (see Note 5) and current tax benefits related primarily to deductions for interest and Brazilian government related matters totaling $74 million.

The Refis Program required cash outlays of $34 million in 2009, and $25 million in 2011, and is expected to require up to an additional $31 million of cash payments in the next twelve months depending on timing of the Brazilian government consolidation process (See Note 17).

*Other Charges*

Additionally, a pre-tax charge of $24 million ($16 million after-tax) was recorded in Brazil related to a business restructuring of the natural gas cylinder business to reflect continued demand downturns primarily due to government disincentives against conversions to natural gas powered vehicles. Praxair also recorded a charge of $24 million to income taxes relating to an entity reorganization and other developments in North America and Europe.

*Classification in the consolidated financial statements*

The pre-tax charges of $306 million are shown as a separate line item on the consolidated statement of income and the tax benefit of $313 million is reflected in income taxes. Unpaid amounts of $31 million are recorded as short-term liabilities in the consolidated balance sheets (See Note 7). On the consolidated statement of cash flows, the pre-tax impact of the Brazil tax amnesty program and other charges, net of cash payments, is shown as an adjustment to reconcile net income to net cash provided by operating activities. In Note 18, Praxair excluded these charges in its management definition of segment operating profit; a reconciliation of segments operating profit to consolidated operating profit is shown within the operating profit table.

## NOTE 3. ACQUISITIONS

The results of operations of these businesses have been included in Praxair's consolidated statements of income since their respective dates of acquisition.

*2011 Acquisitions*

In December 2011, Praxair acquired Texas Welders Supply Company, the largest independent gas and welding products distributor in the greater Houston, Texas area. This acquisition will increase Praxair's packaged gas presence in what is considered one of top five welding markets in the U.S.

In October 2011, Praxair increased its ownership in its Yara Praxair industrial gases joint venture with Yara International ASA of Norway from 50% to 66%. The Yara Praxair joint venture, formed in late 2007, comprises Yara International's former industrial gases businesses located in Norway, Denmark and Sweden. Through the third quarter 2011, Praxair accounted for its 50% ownership interest in the joint venture as an equity method investment. As a result of the acquisition of a controlling interest, Praxair consolidated Yara Praxair within the European segment beginning in the fourth quarter of 2011 (including $50 million of sales). In accordance with U.S. accounting rules, Praxair was also required to fair value its original 50% ownership interest in Yara Praxair which resulted in a $39 million net gain (see Note 2).

On June 15, 2011, Praxair completed the acquisition of a 49% ownership interest in the ROC Group's industrial gases business operating in the United Arab Emirates (also see 2010 acquisitions below). This investment is accounted for as an equity investment in Praxair's consolidated financial statements.

Also, during the twelve months ended December 31, 2011, Praxair completed several smaller acquisitions, related primarily to North American packaged gas distributors, including American Gas Group, primarily located in Toledo, Ohio and National Alloy and Equipment, in Houston, Texas.

The aggregate net cash paid for these acquisitions was $294 million and resulted in the recognition of $396 million of goodwill. The goodwill includes the consolidation of Yara Praxair, while the cash paid only relates to Praxair's ownership increase.

*2010 Acquisitions*

In August 2010, Praxair acquired a 49% ownership interest in the ROC Group's industrial gases businesses operating in Kuwait and Qatar. These investments are accounted for as equity investments in Praxair's consolidated financial statements (also see 2011 acquisitions above). Additionally, during the twelve months ended December 31, 2010, Praxair completed several small acquisitions, related primarily to North American packaged gas distributors. The aggregate purchase price for the acquisitions was $148 million, and resulted in recognition of $10 million of goodwill.

*2009 Acquisitions*

On July 1, 2009, Praxair acquired Sermatech International Holdings Corp. (Sermatech), a global supplier of protective coatings and advanced processes with operations in the U.S., Canada, United Kingdom, Germany and South Korea. Sermatech is reflected in the Surface Technologies segment. In addition, during 2009, Praxair completed several small acquisitions, primarily related to North American packaged gas distributors. The aggregate purchase price for the acquisitions was $131 million and resulted in the recognition of $64 million of goodwill.

## NOTE 4. LEASES

In the normal course of its business, Praxair enters into various leases as the lessee, primarily involving manufacturing and distribution equipment and office space. Total lease and rental expenses under operating leases were $115 million in 2011, $111 million in 2010 and $110 million in 2009. Capital leases are not significant and are included in property, plant and equipment – net. Related obligations are included in debt.

At December 31, 2011, minimum payments due under operating leases are as follows:

| *(Millions of dollars)* | |
|---|---|
| 2012 | $ 98 |
| 2013 | 86 |
| 2014 | 72 |
| 2015 | 59 |
| 2016 | 51 |
| Thereafter | 62 |
| | $428 |

The present value of these future lease payments under operating leases is approximately $382 million.

Praxair's leases where it is the lessor are not significant.

## NOTE 5. INCOME TAXES

Pre-tax income applicable to U.S. and foreign operations is as follows:

| *(Millions of dollars)* **Year Ended December 31,** | **2011** | **2010** | **2009** |
|---|---|---|---|
| United States | $ 762 | $ 643 | $ 577 |
| Foreign | 1,561 | 1,321 | 865 |
| Total income before income taxes | $2,323 | $1,964 | $1,442 |

The following is an analysis of the provision for income taxes:

| *(Millions of dollars)* **Year Ended December 31,** | **2011** | **2010** | **2009** |
|---|---|---|---|
| **Current tax expense** | | | |
| U.S. federal | $273 | $133 | $ 108 |
| State and local | 30 | 18 | 9 |
| Foreign (a) | 341 | 484 | 273 |
| | 644 | 635 | 390 |
| **Deferred tax expense** | | | |
| U.S. federal | (47) | 70 | 68 |
| State and local | 3 | (1) | 9 |
| Foreign (b) | 41 | 64 | (298) |
| | (3) | 133 | (221) |
| **Total income taxes** | $641 | $768 | $ 169 |

(a) 2010 includes Spain tax settlement of $250 million. See Note 2.

(b) 2010 includes $35 million repatriation tax benefit and 2009 includes ($255) million of NOL valuation allowance adjustments in Brazil. See Note 2.

An analysis of the difference between the provision for income taxes and the amount computed by applying the U.S. statutory income tax rate to pre-tax income follows:

| *(Dollar amounts in millions)* **Year Ended December 31,** | **2011** | | **2010** | | **2009** | |
|---|---|---|---|---|---|---|
| U.S. statutory income tax rate | $ 813 | 35.0% | $ 688 | 35.0% | $ 505 | 35.0% |
| State and local taxes – net of federal benefit | 21 | 0.9% | 11 | 0.6% | 12 | 0.8% |
| U.S. tax credits and deductions (a) | (21) | -0.9% | (18) | -0.9% | (10) | -0.7% |
| Foreign tax rate differentials (b) | (164) | -7.0% | (128) | -6.5% | (135) | -9.3% |
| Brazil tax amnesty program and other charges (c) | — | — | — | — | (205) | -14.2% |
| Spain tax settlement (d) | — | — | 250 | 12.7% | — | — |
| Repatriation tax benefit (d) | — | — | (35) | -1.8% | — | — |
| Other – net | (8) | -0.4% | — | — | 2 | 0.1% |
| Provision for income taxes | $ 641 | 27.6% | $ 768 | 39.1% | $ 169 | 11.7% |

(a) U.S. tax credits and deductions relate to research and experimentation tax credits, and manufacturing deductions.

(b) Includes foreign tax rate differentials and various tax incentives primarily in Europe, Asia and South America. Other tax rate changes were not significant.

(c) Relates to tax benefit associated with tax amnesty program and related valuation allowance adjustments in Brazil, and a charge related to entity reorganizations and other developments in North America and Europe. See Note 2.

(d) Relates to the income tax settlement in Spain and the tax benefit related to the repatriation of foreign earnings. See Note 2.

Net deferred tax liabilities included in the consolidated balance sheet are comprised of the following:

| *(Millions of dollars)* **December 31,** | **2011** | **2010** |
|---|---|---|
| **Deferred tax liabilities** | | |
| Fixed assets | $ 972 | $1,038 |
| Exchange gains | 104 | 134 |
| Goodwill | 89 | 78 |
| Other | 119 | 128 |
| | $1,284 | $1,378 |
| **Deferred tax assets** | | |
| Carryforwards | $ 329 | $ 379 |
| Benefit plans and related (a) | 451 | 343 |
| Exchange losses | 3 | 10 |
| Inventory | 21 | 23 |
| Accruals and other (b) | 206 | 194 |
| | $1,010 | $ 949 |
| Less: Valuation allowances (c) | (107) | (111) |
| | $ 903 | $ 838 |
| **Net deferred tax liabilities** | $ 381 | $ 540 |
| **Recorded in the consolidated balance sheets as:** | | |
| Current deferred tax assets, net (Note 7) | $ 142 | $ 155 |
| Long-term deferred tax liabilities, net (Note 7) | 523 | 695 |
| | $ 381 | $ 540 |

(a) Includes deferred taxes of $378 million and $263 million in 2011 and 2010, respectively, related to pension/ OPEB funded status (Note 16).

(b) Includes $93 million and $71 million in 2011 and 2010, respectively, related to research and development costs.

(c) Summary of valuation allowances relating to deferred tax assets follows (millions of dollars):

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Balance, January 1, | $(111) | $ (37) | $(245) |
| Income tax (charge) benefit: | | | |
| Brazil | — | (1) | 255 |
| U.S. | 6 | (66) | — |
| Other | (4) | (3) | 5 |
| Translation adjustments | 1 | — | (59) |
| Other, including write-offs | 1 | (4) | 7 |
| Balance, December 31, | $(107) | $(111) | $ (37) |

Praxair evaluates deferred tax assets quarterly to ensure that estimated future taxable income will be sufficient in character (e.g., capital gain versus ordinary income treatment), amount and timing to result in their recovery. After considering the positive and negative evidence, a valuation allowance is established to reduce the assets to their realizable value when management determines that it is more likely than not (i.e., greater than 50% likelihood) that a deferred tax asset will not be realized. Considerable judgment is required in establishing deferred tax valuation allowances. At December 31, 2011, Praxair had $329 million of deferred tax assets relating to net operating losses ("NOLs") and tax credits and $107 million of valuation allowances. These deferred tax assets include $140 million relating to NOLs in Brazil (primarily one subsidiary) which never expire and have no valuation allowances and $93 million relating to U.S. foreign tax credits which expire in 2020 and have a $66 million valuation allowance. The utilization of the U.S. foreign tax credits is dependent on many factors including U.S. interest expense, future U.S. investment, foreign sales and earnings growth, foreign currency exchange rates, and acquisitions and dispositions. Management's assessment and judgment are highly dependent on these variables and any significant changes to any one of them can substantially impact the amount of foreign tax credit utilization over the ten year carryforward period.

The remaining $96 million of NOLs and other carryforwards ($57 million in U.S. and $39 million foreign) which expire through 2031 have valuation allowances totaling $41 million. The remaining valuation allowances relate to certain foreign and U.S. state NOLs and are required because management has determined, based on financial projections and available tax strategies, that it is unlikely that the NOLs will be utilized before they expire. If events or circumstances change, valuation allowances are adjusted at that time resulting in an income tax benefit or charge.

The 2009 changes in deferred tax asset valuation allowances are primarily related to the 2009 Brazil tax amnesty program referred to as "Refis Program" (see Note 2). Prior to the 2009 Refis Program, based on income projections and available tax strategies, management had consistently determined that is unlikely that any of the Brazil NOLs would be utilized in the foreseeable future and, accordingly, had recorded full valuation allowances relating to such NOL carryforwards ($211 million at December 31, 2008). During 2009, the Refis Program allowed the company's Brazilian subsidiaries to use NOLs to satisfy a portion of the Refis settlement obligation and, accordingly, $173 million of existing deferred tax assets were realized. Additionally, due to future impacts of the Refis Program, income projections now indicate that it is more likely than not (i.e., greater than 50% likelihood) that the remaining deferred tax assets related to Brazil NOLs will be realized in the foreseeable future. Accordingly, $82 million of remaining valuation allowances relating to Brazil NOLs were adjusted.

A provision has not been made for additional U.S. federal or foreign taxes at December 31, 2011 on $7.2 billion of undistributed earnings of foreign subsidiaries because Praxair intends to reinvest these funds indefinitely to support foreign growth opportunities. It is not practicable to estimate the unrecognized deferred tax liability on these undistributed earnings. These earnings could become subject to additional tax if they are remitted as dividends, loaned to Praxair in the U.S., or upon sale of the subsidiary's stock.

***Uncertain Tax Positions***

Unrecognized income tax benefits represent income tax positions taken on income tax returns but not yet recognized in the consolidated financial statements. The company has unrecognized income tax benefits totaling $163 million and $153 million as of December 31, 2011 and December 31, 2010, respectively. If recognized, essentially all of the unrecognized tax benefits and related interest and penalties would be recorded as a benefit to income tax expense on the consolidated statement of income.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

| *(Millions of dollars)* | 2011 | 2010 | 2009 |
|---|---|---|---|
| **Unrecognized income tax benefits, January 1** | $153 | $ 372 | $312 |
| Additions for tax positions of prior years | 24 | 2 | 13 |
| Reductions for tax positions of prior years | (1) | (12) | (40) |
| Additions for current year tax positions (a) | 2 | 14 | 105 |
| Reductions for settlements with taxing authorities (b) | (2) | (206) | (9) |
| Reductions as a result of a lapse of an applicable statute of limitations | (1) | (8) | (22) |
| Foreign currency translation | (12) | (9) | 13 |
| **Unrecognized income tax benefits, December 31** | $163 | $ 153 | $372 |

(a) Additions in 2009 are primarily related to uncertain tax positions associated with the Brazil Tax Amnesty Program.

(b) Settlements are uncertain tax positions that were effectively settled with the taxing authorities, including positions where the company has agreed to amend its tax returns to eliminate the uncertainty. 2010 settlement amount primarily relates to the Spain tax settlement. See Note 2.

Expenses for interest and penalties on tax reserves of $4 million, $11 million and $18 million were recognized for the years ended December 31, 2011, 2010 and 2009, respectively and were classified as income tax expense in the consolidated statement of income. In 2009, $13 million of interest was incurred related to income tax matters settled under the Brazil Tax Amnesty Program. The company had $18 million and $17 million of accrued interest and penalties as of December 31, 2011 and December 31, 2010, respectively which were recorded in other long-term liabilities in the consolidated balance sheets (see Note 7).

As of December 31, 2011, the company remained subject to the examination in the following major tax jurisdictions for the tax years as indicated below:

| **Major tax jurisdictions** | **Open Years** |
|---|---|
| North America | |
| United States | 2007 through 2011 |
| Canada | 2000 through 2011 |
| Mexico | 2006 through 2011 |
| Europe | |
| Germany | 2008 through 2011 |
| Italy | 2007 through 2011 |
| Spain | 2004 through 2011 |
| South America | |
| Brazil | 1998 through 2011 |
| Asia | |
| China | 2011 |
| India | 2005 through 2011 |
| Korea | 2005 through 2011 |
| Thailand | 2005 through 2011 |

The company is currently under audit in a number of tax jurisdictions including the United States and Canada. As a result, it is reasonably possible that some of these audits will conclude or reach the stage where a change in unrecognized income tax benefits may occur within the next twelve months. At that time, the Company will record any adjustment to income tax expense as required. In addition to the above, in 2011 the Company requested a pre-filing agreement ("PFA") with the U.S. Internal Revenue Service related to a loss of a liquidated subsidiary. The PFA should be settled during 2012 and any positive income tax benefit resulting from the PFA will be recorded at that time. At this time, quantification of the estimated range of any adjustments that may result from these matters cannot be made.

During 2010, the company's Spanish subsidiaries settled various income tax disputes with the Spanish government related to prior years and recorded changes to its uncertain tax positions, resulting in an income tax charge of $250 million, which includes $121 million of penalty, interest and tax surcharges (see Note 2). During 2010 and 2009, the Company settled a number of audits including the 2005 and 2006 tax years in the United States resulting in an immaterial adjustment to the consolidated financial statements.

The company is also subject to income taxes in many hundreds of state and local taxing jurisdictions that are open to tax examinations. Management does not believe these represent a significant financial exposure for the company.

## NOTE 6. EARNING PER SHARE – PRAXAIR, INC. SHAREHOLDERS

Basic earnings per share is computed by dividing Net Income – Praxair, Inc. for the period by the weighted average number of Praxair common shares outstanding. Diluted earnings per share is computed by dividing Net Income – Praxair, Inc. for the period by the weighted average number of Praxair common shares outstanding and dilutive common stock equivalents, as follows:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| **Numerator (Millions of dollars)** | | | |
| Net income – Praxair, Inc. | $ 1,672 | $ 1,195 | $ 1,254 |
| **Denominator (Thousands of shares)** | | | |
| Weighted average shares outstanding | 301,611 | 306,069 | 306,987 |
| Shares earned and issuable under compensation plans | 626 | 651 | 689 |
| Weighted average shares used in basic earnings per share | 302,237 | 306,720 | 307,676 |
| Effect of dilutive securities | | | |
| Stock options and awards | 4,485 | 4,675 | 4,706 |
| Weighted average shares used in diluted earnings per share | 306,722 | 311,395 | 312,382 |
| Basic Earnings Per Common Share | $ 5.53 | $ 3.90 | $ 4.08 |
| Diluted Earnings Per Common Share | $ 5.45 | $ 3.84 | $ 4.01 |

There were no antidilutive shares for the year ended December 31, 2011. Stock options of 14,540 and 3,229,220 were antidilutive and therefore excluded in the computation of diluted earnings per share for the years ended 2010 and 2009, respectively.

## NOTE 7. SUPPLEMENTAL INFORMATION

***Income Statement***

| *(Millions of dollars)* Year Ended December 31, | 2011 | 2010 | 2009 |
|---|---|---|---|
| **Selling, General and Administrative** | | | |
| Selling | $ 563 | $ 531 | $ 501 |
| General and Administrative | 676 | 665 | 587 |
| | $1,239 | $1,196 | $1,088 |
| **Depreciation and Amortization** | | | |
| Depreciation | $ 982 | $ 904 | $ 828 |
| Amortization of other intangibles (Note 10) | 21 | 21 | 18 |
| | $1,003 | $ 925 | $ 846 |
| **Other Income (Expenses) – Net** | | | |
| Currency related net gains (losses) | $ 7 | $ (1) | $ (16) |
| Partnership income | 9 | 1 | 1 |
| Severance expense | (17) | (12) | (14) |
| Business divestitures and asset gains (losses) – net | 17 | — | 1 |
| Pension settlements (Note 16) | — | (3) | (4) |
| State of Rio amnesty program | — | 19 | — |
| Other – net | (9) | 1 | (3) |
| | $ 7 | $ 5 | $ (35) |
| **Interest Expense – Net** | | | |
| Interest incurred on debt | $ 222 | $ 187 | $ 193 |
| Interest capitalized | (62) | (62) | (55) |
| Amortization of swap termination costs (Note 12) | (15) | (7) | (5) |
| | $ 145 | $ 118 | $ 133 |

***Balance Sheet***

| *(Millions of dollars)* December 31, | 2011 | 2010 |
|---|---|---|
| **Accounts Receivable** | | |
| Trade | $1,750 | $1,712 |
| Other | 140 | 123 |
| | 1,890 | 1,835 |
| Less: allowance for doubtful accounts (a) | (95) | (171) |
| | $1,795 | $1,664 |
| **Inventories (b)** | | |
| Raw materials and supplies | $ 153 | $ 139 |
| Work in process | 58 | 49 |
| Finished goods | 245 | 211 |
| | $ 456 | $ 399 |
| **Prepaid and Other Current Assets** | | |
| Deferred income taxes (Note 5) | $ 142 | $ 155 |
| Prepaid | 73 | 51 |
| Other | 51 | 70 |
| | $ 266 | $ 276 |
| **Other Long-term Assets** | | |
| Pension assets (Note 16) | $ 14 | $ 49 |
| Insurance contracts (c) | 71 | 69 |
| Long-term receivables, net (d) | 53 | 51 |
| Deposits | 62 | 69 |
| Investments carried at cost | 9 | 12 |
| Deferred charges | 171 | 190 |
| Other | 176 | 162 |
| | $ 556 | $ 602 |
| **Accrued Taxes** | | |
| Tax liabilities for uncertain tax positions | $ 5 | $ 2 |
| Other accrued taxes | 140 | 88 |
| | $ 145 | $ 90 |
| **Other Current Liabilities** | | |
| Accrued expenses | $ 258 | $ 269 |
| Payrolls | 196 | 185 |
| Brazil tax amnesty program and other charges (Note 2) | 31 | 63 |
| Cost reduction program and other charges (Note 2) | 23 | — |
| Pension and postretirement (Note 16) | 38 | 34 |
| Interest payable | 53 | 42 |
| Employee benefit accrual | 20 | 22 |
| Severance | 12 | 16 |
| Insurance reserves | 6 | 6 |
| Other | 133 | 151 |
| | $ 770 | $ 788 |

| *(Millions of dollars)* **December 31,** | **2011** | **2010** |
|---|---|---|
| **Other Long-term Liabilities** | | |
| Pension and postretirement (Note 16) | $ 905 | $688 |
| Tax liabilities for uncertain tax positions | 76 | 58 |
| Interest and penalties for uncertain tax positions (Note 5) | 18 | 17 |
| Insurance reserves | 21 | 22 |
| Other | 208 | 168 |
| | $1,228 | $953 |
| **Deferred Credits** | | |
| Deferred income taxes (Note 5) | $ 523 | $695 |
| Other | $ 215 | 216 |
| | $ 738 | $911 |
| **Accumulated Other Comprehensive Income (Loss)** | | |
| Cumulative translation adjustment | | |
| North America (e) | $ (277) | $ (114) |
| South America (e) | $ (666) | (391) |
| Europe | (124) | (76) |
| Asia | (17) | 24 |
| Surface technologies | 27 | 29 |
| | (1,057) | (528) |
| Derivatives – net of taxes | (5) | 4 |
| Pension/ OPEB funded status obligation (net of $378 million and $263 million taxes in 2011 and 2010, respectively) (Note 16) | (684) | (494) |
| | $(1,746) | $(1,018) |

(a) Provisions to the allowance for doubtful accounts were $57 million, $82 million, and $90 million in 2011, 2010, and 2009, respectively. In 2011, the allowance for doubtful accounts reflects a decrease of $85 million as a result of the U.S. Homecare divestiture that was finalized on March 4, 2011 (see Note 2). The remaining allowance activity in each period related primarily to write-offs of uncollectible amounts, net of recoveries and currency movements.

(b) Approximately 5% and 6% of total inventories were valued using the LIFO method at December 31, 2011 and 2010, respectively. If inventories had been valued at current costs, they would have been approximately $11 million and $12 million higher than reported at December 31, 2011 and 2010.

(c) Consists primarily of insurance contracts and other investments to be utilized for non-qualified pension and OPEB obligations (see Note 16).

(d) Financing receivables is not normal practice for the company. The balances at December 31, 2011 and 2010 are net of credit allowances of $64 million and $77 million, respectively. The balance in both periods relates primarily to government receivables in Brazil and other long-term notes receivable from customers, the majority of which are fully reserved. Collectibility is reviewed regularly and uncollectible amounts are written-off as appropriate. The fluctuation within this account was due primarily to foreign currency movements.

(e) North America consists of currency translation adjustments in Canada and Mexico while South America relates primarily to Brazil and Argentina.

## NOTE 8. PROPERTY, PLANT AND EQUIPMENT – NET

Significant classes of property, plant and equipment are as follows:

| *(Millions of dollars)* **December 31,** | **2011** | **2010** |
|---|---|---|
| Machinery and equipment | $ 17,365 | $ 16,656 |
| Buildings | 1,048 | 1,000 |
| Construction in progress and other | 1,891 | 1,696 |
| Land and land improvements | 324 | 322 |
| | 20,628 | 19,674 |
| Less: accumulated depreciation | (10,497) | (10,142) |
| | $ 10,131 | $ 9,532 |

Machinery and equipment includes production plants, tanks, cylinders, transportation equipment and other assets that have useful lives of 3 years to 30 years. Praxair's largest asset values relate to cryogenic air separation production plants with depreciable lives of principally 15 years. Buildings have useful lives of 25 years to 40 years and land improvements have useful lives of up to 20 years.

## NOTE 9. GOODWILL

Changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2010 were as follows:

| *(Millions of dollars)* | **North America** | **South America** | **Europe** | **Asia** | **Surface Technologies** | **Total** |
|---|---|---|---|---|---|---|
| *Balance, December 31, 2009* | $1,297 | $232 | $368 | $ 31 | $142 | $2,070 |
| Acquisitions (Note 3) | 4 | — | 6 | — | — | 10 |
| Purchase adjustments & other * | (12) | 2 | — | — | 3 | (7) |
| Foreign currency translation | 14 | 12 | (31) | 2 | (4) | (7) |
| *Balance, December 31, 2010* | $1,303 | $246 | $343 | $ 33 | $141 | $2,066 |
| Acquisitions (Note 3) | 93 | — | 303 | — | — | 396 |
| Purchase adjustments & other | (4) | — | — | (8) | — | (12) |
| Foreign currency translation | (17) | (31) | (28) | (1) | (1) | (78) |
| *Balance, December 31, 2011* | $1,375 | $215 | $618 | $ 24 | $140 | $2,372 |

* North America includes the impact of the U.S. homecare divestiture.

Impairment tests have been performed annually during the second quarter of each year since the initial adoption of the goodwill accounting standard in 2002, and no impairments were indicated. Also, there were no indicators of impairment through December 31, 2011.

## NOTE 10. OTHER INTANGIBLE ASSETS

The following is a summary of Praxair's other intangible assets at December 31, 2011 and 2010:

| *(Millions of dollars)* **For the year ended December 31, 2011** | **Customer & License/Use Agreements** | **Non-compete Agreements** | **Patents & Other** | **Total** |
|---|---|---|---|---|
| Cost: | | | | |
| Balance, December 31, 2010 | $166 | $ 28 | $ 24 | $ 218 |
| Additions (primarily acquisitions) | 50 | 10 | 1 | 61 |
| Foreign currency translation | (5) | — | — | (5) |
| Other * | (3) | (1) | 2 | (2) |
| Balance, December 31, 2011 | 208 | 37 | 27 | 272 |
| Less: accumulated amortization: | | | | |
| Balance, December 31, 2010 | (63) | (16) | (7) | (86) |
| Amortization expense | (15) | (5) | (1) | (21) |
| Foreign currency translation | 2 | — | — | 2 |
| Other * | 1 | 1 | (2) | — |
| Balance, December 31, 2011 | (75) | (20) | (10) | (105) |
| Net balance at December 31, 2011 | $133 | $ 17 | $ 17 | $ 167 |

| *(Millions of dollars)* **For the year ended December 31, 2010** | **Customer & License/Use Agreements** | **Non-compete Agreements** | **Patents & Other** | **Total** |
|---|---|---|---|---|
| Cost: | | | | |
| Balance, December 31, 2009 | $163 | $ 34 | $ 24 | $ 221 |
| Additions (primarily acquisitions) | 8 | 3 | — | 11 |
| Foreign currency translation | (1) | — | — | (1) |
| Other * | (4) | (9) | — | (13) |
| Balance, December 31, 2010 | 166 | 28 | 24 | 218 |
| Less: accumulated amortization: | | | | |
| Balance, December 31, 2009 | (52) | (21) | (6) | (79) |
| Amortization expense | (15) | (5) | (1) | (21) |
| Foreign currency translation | 1 | — | — | 1 |
| Other * | 3 | 10 | — | 13 |
| Balance, December 31, 2010 | (63) | (16) | (7) | (86) |
| Net balance at December 31, 2010 | $103 | $ 12 | $ 17 | $ 132 |

* Other primarily relates to the write-off of fully amortized assets.

There are no expected residual values related to these intangible assets. Amortization expense for the years ended December 31, 2011 and 2010 was $21 million, and for 2009 was $18 million. The remaining weighted-average amortization period for intangible assets is approximately 12 years.

Total estimated annual amortization expense is as follows:

| *(Millions of dollars)* | |
|---|---|
| 2012 | $ 24 |
| 2013 | 22 |
| 2014 | 21 |
| 2015 | 19 |
| 2016 | 14 |
| Thereafter | 67 |
| | $167 |

## NOTE 11. DEBT

The following is a summary of Praxair's outstanding debt at December 31, 2011 and 2010:

| *(Millions of dollars)* | 2011 | 2010 |
|---|---|---|
| **Short-term** | | |
| Commercial paper and U.S. bank borrowings | $ 159 | $ 207 |
| Other bank borrowings (primarily international) | 178 | 163 |
| Total short-term debt | 337 | 370 |
| **Long-term** | | |
| U.S. borrowings | | |
| 6.375% Notes due 2012 (a, b, d) | 501 | 505 |
| 1.75% Notes due 2012 (a, b, d) | 405 | 411 |
| 3.95% Notes due 2013 | 350 | 350 |
| 2.125% Notes due 2013(a, b) | 513 | 516 |
| 4.375% Notes due 2014 (a) | 299 | 299 |
| 5.25% Notes due 2014 | 400 | 400 |
| 4.625% Notes due 2015 | 500 | 500 |
| 3.25% Notes due 2015 (a, b) | 434 | 421 |
| 5.375% Notes due 2016 | 400 | 400 |
| 5.20% Notes due 2017 | 325 | 325 |
| 4.50% Notes due 2019 (a) | 597 | 597 |
| 3.00% Notes due 2021 (a,c) | 498 | — |
| 4.05% Notes due 2021 (a,c) | 496 | — |
| Other | 6 | 6 |
| International bank borrowings | 490 | 448 |
| Obligations under capital lease | 11 | 9 |
| | 6,225 | 5,187 |
| Less: current portion of long-term debt | (387) | (32) |
| Total long-term debt | 5,838 | 5,155 |
| Total debt | $6,562 | $5,557 |

(a) Amounts are net of unamortized discounts.

(b) December 31, 2011 and 2010 include a $54 million and $55 million fair value increase, respectively, related to fair value hedge accounting. See Note 12 for additional information.

(c) During 2011, Praxair issued the following notes totaling $1 billion: $500 million of 3.00% notes due 2021 and $500 million of 4.05% notes due 2021. The proceeds of both issuances were used to reduce short-term debt, to fund share repurchases under the 2010 share repurchase program and for general corporate purposes.

(d) Classified as long-term because of the Company's intent to refinance this debt on a long-term basis and the availability of such financing under the company's $1.75 billion senior unsecured credit facility with a syndicate of banks entered into on July 26, 2011 which expires in 2016.

On February 6, 2012, Praxair issued $600 million of 2.45% notes due 2022. The proceeds will be used to reduce short-term debt, to fund share repurchases under the share repurchase program and for general corporate purposes.

### *Credit Facilities*

At December 31, 2011, the company has the following major credit facilities available for future borrowing:

| *Millions of dollars* | Total Facility | Borrowings Outstanding | Available for Borrowing | Expires |
|---|---|---|---|---|
| Senior Unsecured | $1,750 | $ 0 | $1,750 | July 2016 |
| Multi-currency | $ 400 | $363 | $ 37 | November 2012 |
| | $2,150 | $363 | $1,787 | |

In July 2011, the company entered into a $1.75-billion senior unsecured credit facility with a syndicate of banks. This facility replaced the company's $1.0-billion senior unsecured credit facility which was set to expire in December 2011. No borrowings were outstanding under these credit agreements at December 31, 2011 or 2010. Associated fees were not significant in each of the past three years.

The company has a $400-million revolving multi-currency credit facility in Europe with a syndicate of international banks that expires in November 2012. At December 31, 2011 and 2010, $363 million and $368 million were outstanding against the facility in Europe, respectively. The company has the ability to draw against this facility in one of four currencies in amounts not to exceed the then U.S. dollar equivalent of $400 million.

The company cancelled its $200-million revolving credit facility in Canada in August 2011. There was no balance outstanding against this facility at December 31, 2010.

Each of the outstanding credit facilities are with major financial institutions and are non-cancellable by the issuing financial institution until maturity.

### *Covenants*

Praxair's $1.75-billion senior unsecured credit facility and long-term debt agreements contain various covenants which may, among other things, restrict the ability of Praxair to merge with another entity, incur or guarantee debt, sell or transfer certain assets, create liens against assets, enter into sale and leaseback agreements, or pay dividends and make other distributions beyond certain limits. These agreements also require Praxair to not exceed a maximum 70% leverage ratio defined in the agreements as the ratio of consolidated total debt to the sum of consolidated total debt plus consolidated shareholders' equity of the company. For purposes of the leverage ratio calculation, consolidated shareholders' equity excludes changes in the cumulative foreign currency translation adjustments after June 30, 2011. At December 31, 2011, the actual leverage ratio was 51% and the company is in compliance with all financial covenants. Also, there are no material adverse change clauses or other subjective conditions that would restrict the company's ability to borrow under the agreement.

Praxair's $400-million revolving multi-currency credit facility contains various covenants which are similar to the $1.75-billion senior unsecured credit facility except that the leverage ratio cannot exceed 65%. For purposes of the leverage ratio calculation, consolidated shareholders' equity excludes changes in the cumulative foreign currency translation adjustments after September 30, 2004. At December 31, 2011, the actual leverage ratio was 55% and the company is in compliance with all financial covenants. Also, there are no material adverse change clauses or other subjective conditions that would restrict the company's ability to borrow under the agreement.

### *Other Debt Information*

As of December 31, 2011 and 2010, the weighted-average interest rate of short-term borrowings outstanding was 2.4% and 1.5%, respectively.

Expected maturities on long-term debt are as follows:

| *(Millions of dollars)* | |
|---|---|
| 2012 | $ 387 |
| 2013 | 902 |
| 2014 | 766 |
| 2015 | 935 |
| 2016 | 1,311* |
| Thereafter | 1,924 |
| | $6,225 |

* The $906 million of fixed-rate debt due in 2012 has been reflected in 2016 maturities due to the company's ability and intent to refinance this debt on a long-term basis.

As of December 31 2011, $50 million of Praxair's assets (principally international fixed assets) were pledged as collateral for $26 million of long-term debt, including the current portion of long-term debt.

See Note 13 for the fair value information related to debt.

## NOTE 12. FINANCIAL INSTRUMENTS

In its normal operations, Praxair is exposed to market risks relating to fluctuations in interest rates, foreign currency exchange rates, energy costs and to a lesser extent precious metal prices. The objective of financial risk management at Praxair is to minimize the negative impact of such fluctuations on the company's earnings and cash flows. To manage these risks, among other strategies, Praxair routinely enters into various derivative financial instruments ("derivatives") including interest-rate swap and treasury rate lock agreements, currency-swap agreements, forward contracts, currency options, and commodity-swap agreements. These instruments are not entered into for trading purposes and Praxair only uses commonly traded and non-leveraged instruments.

There are two types of derivatives that the company enters into: (i) those relating to fair-value exposures, and (ii) those relating to cash-flow exposures. Fair-value exposures relate to recognized assets or liabilities, and firm commitments; while cash-flow exposures relate to the variability of future cash flows associated with recognized assets or liabilities, or forecasted transactions.

When a derivative is executed and hedge accounting is appropriate, it is designated as either a fair-value hedge or a cash-flow hedge. Currently, Praxair designates all interest-rate, treasury rate lock and commodity-swap agreements as hedges for accounting purposes; however, currency contracts are generally not designated as hedges for accounting purposes unless they are related to forecasted transactions. Whether designated as hedges for accounting purposes or not, all derivatives are linked to an appropriate underlying exposure. On an ongoing basis, the company assesses the hedge effectiveness of all derivatives designated as hedges for accounting purposes to determine if they continue to be highly effective in offsetting changes in fair values or cash flows of the underlying hedged items. If it is determined that the hedge is not highly effective, then hedge accounting will be discontinued prospectively.

Counterparties to Praxair's derivatives are major banking institutions with credit ratings of investment grade or better and no collateral is required, and there are no significant risk concentrations. Management believes the risk of incurring losses on derivative contracts related to credit risk is remote and any losses would be immaterial.

The following table is a summary of the notional amount and fair value of derivatives outstanding at December 31, 2011 and 2010 for consolidated subsidiaries:

| *(Millions of dollars)* | Notional Amounts | | Fair Value | | | |
|---|---|---|---|---|---|---|
| | | | Assets | | Liabilities | |
| **December 31,** | **2011** | **2010** | **2011** | **2010** | **2011** | **2010** |
| **Derivatives Not Designated as Hedging Instruments:** | | | | | | |
| Currency contracts: | | | | | | |
| Balance sheet items (a) | $1,541 | $1,011 | $ 2 | $ 2 | $ 2 | $ 2 |
| Anticipated net income (b) | — | 137 | — | 10 | — | — |
| **Total** | $1,541 | $1,148 | $ 2 | $ 12 | $ 2 | $ 2 |
| **Derivatives Designated as Hedging Instruments:** | | | | | | |
| Currency contracts: | | | | | | |
| Forecasted purchases (a) | $ 59 | $ — | $— | $— | $ 2 | $— |
| Interest rate contracts: | | | | | | |
| Interest rate swaps (b) | 400 | 900 | 35 | 39 | — | — |
| **Total** | $ 459 | $ 900 | $ 35 | $ 39 | $ 2 | $— |
| **Total Derivatives** | $2,000 | $2,048 | $ 37 | $ 51 | $ 4 | $ 2 |

(a) Assets are recorded in prepaid and other current assets, and liabilities are recorded in other current liabilities.

(b) Assets are recorded in other long term assets.

## Currency Contracts

### *Balance Sheet Items*

Foreign currency contracts related to balance sheet items consist of forward contracts entered into to manage the exposure to fluctuations in foreign-currency exchange rates on recorded balance sheet assets and liabilities denominated in currencies other than the functional currency of the related operating unit. The fair value adjustments on these contracts are offset by the fair value adjustments recorded on the hedged assets and liabilities.

### *Anticipated Net Income*

During 2011 and 2010, Praxair hedged anticipated net income through foreign currency option contracts related to anticipated net income in Brazil, Europe and Canada. Over the term of the contracts, the fair value adjustments from net-income hedging contracts are largely offset by the impacts on reported net income resulting from the currency translation process. In January 2012, Praxair entered into three forward currency contracts to hedge anticipated net income in these regions. The accounting rules pertaining to derivatives and hedging do not allow hedges of anticipated net income to be designated as hedging instruments.

### *Forecasted Purchases*

Foreign currency contracts related to forecasted purchases consist of forward contracts entered into to manage the exposure to fluctuations in foreign-currency exchange rates on forecasted purchases of capital-related equipment and services denominated in currencies other than the functional currency of the related operating units. These forward contracts were designated and accounted for as cash flow hedges.

## Interest Rate Contracts

### *Outstanding Interest Rate Swaps*

At December 31, 2011, Praxair had an interest-rate swap agreement outstanding related to the $400 million 3.25% fixed-rate notes that mature in 2015 which effectively convert fixed-rate interest to variable-rate interest. This swap agreement was designated as a fair value hedge with the resulting fair value adjustments recognized in earnings along with an equally offsetting charge / benefit to earnings for the changes in the fair value of the underlying debt instrument. At December 31, 2011, $35 million was recognized as an increase in the fair value of this note ($23 million at December 31, 2010).

### *Terminated Interest Rate Swaps*

The following table summarizes information related to terminated interest rate swap contracts:

| *(Millions of Dollars)* | Year Terminated | Original Gain | Amount of Gain Recognized in Earnings (a) 2011 | Amount of Gain Recognized in Earnings (a) 2010 | Unrecognized Gain (a) December 31, 2011 | Unrecognized Gain (a) December 31, 2010 |
|---|---|---|---|---|---|---|
| **Interest Rate Swaps** | | | | | | |
| *Underlying debt instrument (b):* | | | | | | |
| $500 million 2.125% fixed-rate notes that mature in 2013 (c) | 2011 | $18 | $ 5 | $— | $13 | $— |
| $400 million 1.75% fixed-rate notes that mature in 2012 | 2010 | 13 | 6 | 2 | 5 | 11 |
| $500 million 6.375% fixed-rate notes that mature in 2012 | 2002 | 47 | 4 | 5 | 1 | 5 |
| **Total** | | $78 | $15 | $ 7 | $19 | $ 16 |

(a) The unrecognized gain for terminated interest rate swaps is shown as an increase to long-term debt and will be recognized on a straight line basis to interest expense—net over the term of the underlying debt agreements. Upon settlement of the underlying interest rate contract, the cash received is reflected within the Noncontrolling interest transactions and other in the financing section of the consolidated statement of cash flows.

(b) The notional amounts of the interest rate contracts are equal to the underlying debt instruments.

(c) At December 31, 2010, the swap was outstanding and $16 million fair value was shown as an incease to long-term debt.

### *Terminated Treasury Rate Locks*

The following table summarizes the unrecognized gains (losses) related to terminated treasury rate lock contracts:

| *(Millions of Dollars)* | Year Terminated | Original Gain / (Loss) | Unrecognized Gain / (Loss) (a) December 31, 2011 | December 31, 2010 |
|---|---|---|---|---|
| **Treasury Rate Locks** | | | | |
| *Underlying debt instrument:* | | | | |
| $500 million 3.000% fixed-rate notes that mature in 2021 (b) | 2011 | $(11) | $(11) | $— |
| $600 million 4.50% fixed-rate notes that mature in 2019 (b) | 2009 | 16 | 12 | 14 |
| $500 million 4.625% fixed-rate notes that mature in 2015 (b) | 2008 | (7) | (3) | (4) |
| **Total – pre-tax** | | | $ (2) | $ 10 |
| Less: income taxes | | | 1 | (4) |
| **After- tax amounts** | | | $ (1) | $ 6 |

(a) The unrecognized gains / (losses) for the treasury rate locks are shown in accumulated other comprehensive income and will be recognized on a straight line basis to interest expense – net over the term of the underlying debt agreements. Upon settlement of the treasury rate lock contracts, the cash received or paid is reflected within Noncontrolling interest transactions and other in the financing section of the consolidated statement of cash flows. Refer to the table below summarizing the impact of the company's consolidated statements of income and AOCI for current period gain (loss) recognition.

(b) The notional amount of the treasury rate lock contracts are equal to the underlying debt instrument with the exception of the treasury rate lock contract entered into to hedge the $600 million 4.50% fixed-rate notes that mature in 2019. The notional amount of this contract was $500 million.

The following table summarizes the impacts of the Company's derivatives on the consolidated statements of income and AOCI for 2011 and 2010:

| *(Millions of dollars)* December 31, | Amount of Pre-Tax Gain (Loss) Recognized in Earnings (a) 2011 | 2010 |
|---|---|---|
| **Derivatives Not Designated as Hedging Instruments** | | |
| Currency contracts: | | |
| Balance sheet items: | | |
| Debt-related | $(25) | $(10) |
| Other balance sheet items | (3) | 5 |
| Anticipated net income | (1) | (4) |
| **Total** | $(29) | $ (9) |

| (millions of dollars) | Amount of Gain (Loss) Recognized in AOCI (b) | | Amount of Gain (Loss) Reclassified from AOCI to the Consolidated Statement of Income (c) | | Net Change in AOCI | |
|---|---|---|---|---|---|---|
| December 31, | 2011 | 2010 | 2011 | 2010 | 2011 | 2010 |
| **Derivatives Designated as Hedging Instruments** | | | | | | |
| **Currency contracts:** | | | | | | |
| Forecasted purchases (b) | $ (4) | $— | $— | $— | $ (4) | $— |
| Interest rate contracts: | | | | | | |
| Treasury rate locks (b) | (11) | — | — | 1 | (11) | 1 |
| **Total – Pre tax** | $(15) | $— | $— | $ 1 | $(15) | $ 1 |
| Less: income Taxes | 6 | — | — | (1) | 6 | (1) |
| **After tax amounts** | $ (9) | $— | $— | $— | $ (9) | $— |

(a) The gains (losses) on balance sheet items are offset by gains (losses) recorded on the underlying hedged assets and liabilities. The gains (losses) for the derivatives and the underlying hedged assets and liabilities related to debt items are recorded in the consolidated statements of income as interest expense-net. Other balance sheet items and anticipated net income gains (losses) are recorded in the consolidated statements of income as other income (expenses)-net.

(b) The gains (losses) on forecasted purchase and treasury rate locks are recorded as a component of AOCI within derivative instruments in the consolidated statements of equity. There was no ineffectiveness for these instruments during 2011 or 2010.

(c) The gains (losses) on forecasted purchases are reclassified to the depreciation and amortization expense on a straight-line basis consistent with the useful life of the underlying asset. The gains (losses) for interest rate contracts are reclassified to earnings as interest expense –net on a straight-line basis over the remaining maturity of the underlying debt. Net gains (losses) of $1 million are expected to be reclassified to earning during 2012.

## NOTE 13. FAIR VALUE DISCLOSURES

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities
Level 2 – quoted prices for similar assets and liabilities in active markets or inputs that are observable
Level 3 – inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

### *Assets and Liabilities Measured at Fair Value on a Recurring Basis*

The following table summarizes assets and liabilities measured at fair value on a recurring basis at December 31, 2011 and 2010:

| (Millions of dollars) | Fair Value Measurements Using | | | | | |
|---|---|---|---|---|---|---|
| | Level 1 | | Level 2 | | Level 3 | |
| | 2011 | 2010 | 2011 | 2010 | 2011 | 2010 |
| **Assets** | | | | | | |
| Derivative assets | — | — | $ 37 | $ 51 | — | — |
| Investments | — | $ 2 | — | — | — | — |
| **Total** | — | $ 2 | $ 37 | $ 51 | — | — |
| **Liabilities** | | | | | | |
| Derivative liabilities | — | — | $ 4 | $ 2 | — | — |

The fair values of the derivative assets and liabilities are based on market prices obtained from independent brokers or determined using quantitative models that use as their basis readily observable market parameters that are actively quoted and can be validated through external sources, including third-party pricing services, brokers and market transactions. Investments are marketable securities traded on an exchange.

The fair value of cash and cash equivalents, short-term debt, accounts receivables-net, and accounts payable approximate carrying value because of the short-term maturities of these instruments. The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues. At December 31, 2011, the estimated fair value of Praxair's long-term debt portfolio was $6,692 million versus a carrying value of $6,225 million. At December 31, 2010, the estimated fair value of Praxair's long-term debt portfolio was $5,498 million versus a carrying value of $5,187 million. These differences are attributable to interest-rate changes subsequent to when the debt was issued.

***Assets Measured at Fair Value on a Non-Recurring Basis***

Certain assets are valued at fair value on a non-recurring basis.

During the fourth quarter 2010, Praxair decided to sell the U.S. homecare portion of its North American healthcare business. Accordingly, the net assets of the business were written-down to fair value representing the Company's best estimate of the cash proceeds that will be realized upon eventual sale or other disposition of the net assets of the business. This resulted in a pre-tax charge to earnings of $58 million during the fourth quarter 2010 (see Note 2). The estimated fair value was not significant to the Company's consolidated financial position. In February 2011, the company announced that it had entered into a definitive agreement for sale of the U.S. homecare business to Apria Healthcare Group Inc. The sale was finalized in March 2011.

The above fair value measurements were based on internal assessments of the best information available about the local real estate and business market conditions that would be indicative of what the assets could be sold for and are considered to be Level 3 measurements.

## NOTE 14. EQUITY AND REDEEMABLE NONCONTROLLING INTERESTS

*Praxair, Inc. Shareholders' Equity*

At December 31, 2011 and 2010, there were 800,000,000 shares of common stock authorized (par value $0.01 per share) of which 382,854,272 shares were issued and 298,530,017 were outstanding at December 31, 2011 (382,623,071 shares were issued and 303,996,570 were outstanding at December 31, 2010).

At December 31, 2011 and 2010, there were 25,000,000 shares of preferred stock (par value $0.01 per share) authorized, of which no shares were issued and outstanding. Praxair's board of directors may from time to time authorize the issuance of one or more series of preferred stock and, in connection with the creation of such series, determine the characteristics of each such series including, without limitation, the preference and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions of the series.

*Redeemable Noncontrolling Interests*

Noncontrolling interests with redemption features, such as put/sell options, that are not solely within the Company's control ("redeemable noncontrolling interests") are reported separately in the consolidated balance sheets at the greater of carrying value or redemption value. For redeemable noncontrolling interests that are not yet exercisable, Praxair calculates the redemption value by accreting the carrying value to the redemption value over the period until exercisable. If the redemption value is greater than the carrying value, any increase is adjusted directly to retained earnings and does not impact net income.

During October 2011, Praxair acquired a controlling interest in Yara Praxair, a joint venture in Scandinavia that was previously accounted for as an equity investment (see Note 3). As part of the transaction, the noncontrolling shareholder obtained the right to sell its shares to Praxair starting in 2015 for a period of 4 years at a formula price. Praxair also obtained the right to purchase the shares held by the noncontrolling shareholder starting in 2017 for a period of 2 years, also at a formula price. Accordingly, the noncontrolling interests related to Yara Praxair have been recorded in the consolidated balance sheets as redeemable noncontrolling interests. Additionally, previously existing noncontrolling interests totaling $65 million were also reclassified to conform to the current year presentation.

The following is a summary of redeemable noncontrolling interests for the year ended December 31, 2011:

| *(Millions of dollars)* | |
|---|---|
| Balance, January 1, 2011 | $— |
| Reclassifications from noncontrolling interests (as of October 1, 2011) | 65 |
| Yara Praxair transaction | 119 |
| Net income | 2 |
| Redemption value adjustment/accretion | 35 |
| Foreign currency translation and other | (1) |
| Balance, December 31, 2011 | $220 |

## NOTE 15. SHARE-BASED COMPENSATION

Share-based compensation expense totaling $62 million, $47 million, and $39 million was recognized in 2011, 2010 and 2009, respectively. The related income tax benefit recognized was $19 million, $14 million and $12 million in 2011, 2010 and 2009, respectively. The share-based compensation expense was primarily recorded in selling, general and administrative expenses and no share-based compensation expense was capitalized.

Beginning in 2009, the company changed the composition of its long-term incentives awarded to employees. The company increased the amount of restricted and performance-based stock and decreased the amount of stock options granted to employees.

### *Summary of Plans*

Effective April 28, 2009, the board of directors and shareholders of the company adopted the 2009 Praxair, Inc. Long-Term Incentive Plan (the 2009 Plan), which replaced the 2002 Praxair, Inc. Long-Term Incentive Plan (the 2002 Plan). Equity awards are no longer granted under the 2002 Plan. The 2009 Plan provides for similar equity awards and limitations as the 2002 Plan. The 2009 Plan provides for the granting of stock options and stock appreciation rights, restricted stock and restricted stock units, performance-based stock units and other equity awards. Under the 2009 Plan, the initial aggregate number of shares available for option and other equity grants is 12,000,000 shares, of which up to 4,000,000 shares may be granted as either restricted stock, restricted stock units or performance-based stock units. The 2009 Plan also provides calendar year per-participant limits on grants of stock options and stock appreciation rights, restricted stock and restricted stock units, and performance-based stock units. As of December 31, 2011, 8,155,701 shares remained available for equity grants under this Plan. Both officer and non-officer employees are eligible for awards under the 2009 Plan.

In 2005, the board of directors and shareholders of the company adopted the 2005 Equity Compensation Plan for Non-Employee Directors of Praxair, Inc. (the 2005 Plan) which replaced the 1995 Stock Option Plan for Non-Employee Directors. Under the 2005 Plan, the aggregate number of shares available for option and other equity grants is limited to a total of 500,000 shares. As of December 31, 2011, 295,192 shares remained available for equity grants under the 2005 Plan. All non-employee directors of the company are eligible for grants under the 2005 Plan.

Exercise prices for options granted under the 2009 and 2005 Plans may not be less than the closing market price of the company's common stock on the date of grant and granted options may not be repriced or exchanged without shareholder approval. Options granted under the 2009 and 2005 Plans may become partially exercisable after a minimum of one year after the date of grant but may not become fully exercisable until at least three years have elapsed from the date of grant, and have a maximum duration of ten years. Options granted under predecessor plans had similar terms.

The company has the ability to repurchase shares on the open market to satisfy share option exercises and issues shares from treasury stock upon the exercise of certain stock options.

***Stock Option Fair Value***

The company utilizes the Black-Scholes Options-Pricing Model to determine the fair value of stock options consistent with that used for pro forma disclosures in prior years. Management is required to make certain assumptions with respect to selected model inputs, including anticipated changes in the underlying stock price (i.e., expected volatility) and option exercise activity (i.e., expected life). Expected volatility is based on the historical volatility of the company's stock over the most recent period commensurate with the estimated expected life of the company's stock options and other factors. The expected life of options granted, which represents the period of time that the options are expected to be outstanding, is based primarily on historical exercise experience. The expected dividend yield is based on the company's most recent history and expectation of dividend payouts. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for a period commensurate with the estimated expected life. If factors change and result in different assumptions in future periods, the stock option expense that the company records for future grants may differ significantly from what the company has recorded in the current period.

The weighted-average fair value of options granted during 2011 was $17.70 per option ($12.57 in 2010 and $8.08 in 2009) based on the Black-Scholes Options-Pricing model. The following weighted-average assumptions were used for grants in 2011, 2010 and 2009:

| Year Ended December 31, | 2011 | 2010 | 2009 |
|---|---|---|---|
| Dividend yield | 2.0% | 2.4% | 2.6% |
| Volatility | 22.3% | 20.8% | 18.7% |
| Risk-free interest rate | 2.2% | 2.5% | 1.9% |
| Expected term years | 5 | 5 | 5 |

The following table summarizes option activity under the plans for 2011 (averages are calculated on a weighted basis; life in years; intrinsic value expressed in millions):

| Activity | Number of Options (000's) | Average Exercise Price | Average Remaining Life | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding at January 1, 2011 | 15,895 | $58.68 | | |
| Granted | 1,655 | 97.82 | | |
| Exercised | (3,629) | 49.20 | | |
| Cancelled or expired | (381) | 82.93 | | |
| Outstanding at December 31, 2011 | 13,540 | $65.30 | 5.7 | $563 |
| Exercisable at December 31, 2011 | 10,361 | $59.61 | 4.8 | $490 |

The aggregate intrinsic value represents the difference between the company's closing stock price of $106.90 as of December 31, 2011 and the exercise price multiplied by the number of options outstanding as of that date. The total intrinsic value of stock options exercised during 2011 was $191 million ($182 million and $99 million for 2010 and 2009, respectively).

Cash received from option exercises under all share-based payment arrangements for 2011 was $179 million. The cash tax benefit realized from stock option exercises totaled $55 million for 2011, of which $53 million in excess tax benefits was classified as financing cash flows.

As of December 31, 2011, $23 million of unrecognized compensation cost related to non-vested stock options is expected to be recognized over a weighted-average period of approximately 1.0 year.

***Performance-Based and Restricted Stock Awards***

In 2011, the company granted performance-based stock awards under the 2009 Plans to senior level executives with a target payout of 306,206 shares that vest principally based on the third anniversary of their date of grant. The actual number of shares issued in settlement of a vested award can range from zero to 150 percent of the target number of shares granted based upon the company's attainment of specified performance targets at the end of a three-year period. Compensation expense related to these awards is recognized over the three-year performance period based on the fair value of the closing market price of the company's common stock on the date of the grant and the estimated performance that will be achieved. Compensation expense will be adjusted during the three-year performance period based upon the estimated performance levels that will be achieved.

There were 110,719 restricted stock units granted to employees during 2011. In addition, the company had previously granted restricted stock to certain key employees that vest after a designated service period ranging from two to ten years. The restricted stock earns quarterly dividends that also vest after the designated service period and are payable in additional shares. Compensation expense related to the restricted stock units and restricted stock is recognized on a straight-line basis over the vesting period.

The weighted-average fair value of performance-based stock units granted during 2011 was $92.06 per unit ($70.99 in 2010 and $56.46 in 2009). The weighted-average fair value of restricted stock units granted during 2011 was $92.39 per unit ($72.24 in 2010 and $56.75 in 2009). This is based on the closing market price of the company's common stock on the grant date adjusted for dividends that will not be paid during the vesting period.

The following table summarizes non-vested performance-based and restricted stock award activity as of December 31, 2011 and changes during the period then ended (shares based on target amounts, averages are calculated on a weighted basis):

| | Performance-Based | | Restricted Stock | |
|---|---|---|---|---|
| **Performance-Based and Restricted Stock Activity** | **Number of Shares (000's)** | **Average Grant Date Fair Value** | **Number of Shares (000's)** | **Average Grant Date Fair Value** |
| Non-vested at January 1, 2011 | 674 | $62.80 | 300 | $65.14 |
| Granted | 306 | 92.06 | 111 | 92.39 |
| Vested | — | — | (61) | 60.08 |
| Cancelled | (18) | 78.27 | (10) | 72.41 |
| Non-vested at December 31, 2011 | 962 | $71.58 | 340 | $75.51 |

As of December 31, 2011, based on current estimates of future performance, $30 million of unrecognized compensation cost related to performance-based awards is expected to be recognized through the first quarter of 2013 and $12 million of unrecognized compensation cost related to the restricted stock awards is expected to be recognized on a straight-line basis through the first quarter of 2017.

## NOTE 16. RETIREMENT PROGRAMS

### *Defined Benefit Pension Plans*

Praxair has two main U.S. retirement programs which are non-contributory defined benefit plans: the Praxair Pension Plan and the CBI Pension Plan. The latter program benefits primarily former employees of CBI Industries, Inc. which Praxair acquired in 1996. Effective July 1, 2002, the Praxair Pension Plan was amended to give participating employees a one-time choice to remain covered by the old formula or to elect coverage under a new formula. The old formula is based predominantly on years of service, age and compensation levels prior to retirement, while the new formula provides for an annual contribution to an individual account which grows with interest each year at a predetermined rate. Also, this new formula applies to all new employees hired after April 30, 2002 into businesses adopting this plan. The U.S. and international pension plan assets are comprised of a diversified mix of investments, including domestic and international corporate equities, government securities and corporate debt securities. Praxair has several plans that provide supplementary retirement benefits primarily to higher level employees that are unfunded and are nonqualified for federal tax purposes. Pension coverage for employees of certain of Praxair's international subsidiaries generally is provided by those companies through separate plans. Obligations under such plans are primarily provided for through diversified investment portfolios, with some smaller plans provided for under insurance policies or by book reserves.

### *Multi-employer Pension Plans*

In the United States Praxair participates in seven multi-employer defined benefit pension plans (MEP) pursuant to the terms of collective bargaining agreements covering approximately 200 union-represented employees. The collective bargaining agreements expire on different dates through 2015. In connection with such agreements, the Company is required to make periodic contributions to the MEPs in accordance with the terms of the respective collective bargaining agreements. Praxair's participation in these plans is not significant either at the plan level or in the aggregate. Praxair's contributions to these plans were $1 million in 2011, 2010 and 2009 (the cost is not included in the tables that follow). For all MEPs Praxair's contributions were significantly less than 1% of the total contributions to each plan for 2010 and 2009. Total 2011 contributions were not yet available from the MEPs.

Praxair has obtained the most recently available Pension Protection Act (PPA) zone status letters from the Trustees of the MEPs. The PPA classifies MEPs as either Red, Yellow or Green zone plans. Among other factors, plans in the Red zone are generally less than 65 percent funded; plans in the Yellow zone are generally 65 to 80 percent funded; and plans in the Green zone are generally at least 80 percent funded. According to the most current data available, three of the MEPs that the Company participates are in a Red zone status; one is in a Yellow zone status; and three are in a Green zone status. As of December 31, 2011, the four Red and Yellow Zone plans have pending or have implemented financial improvement or rehabilitation plans. Praxair does not currently anticipate significant future obligations due to the funding status of these plans. If Praxair determined it was probable that it would withdraw from an MEP, the Company would record a liability for its portion of the MEP's unfunded pension obligations, as calculated at that time. Historically, such withdrawal payments have not been significant.

### *Defined Contribution Plans*

Praxair's U.S. packaged gases business has a defined contribution plan. Company contributions to this plan are calculated as a percentage of salary based on age plus service. U.S. employees may contribute up to 40% of their compensation, subject to the maximum allowable by IRS regulations. Certain international subsidiaries of the company also sponsor defined contribution plans where contributions are determined under various formulas. The cost for these defined contribution plans was $17 million in 2011 and 2010, and $15 million in 2009 (the cost is not included in the tables that follow).

U.S. employees other than those in the packaged gases business are eligible to participate in the Praxair defined contribution savings plan. Employees may contribute up to 40% of their compensation, subject to the maximum allowable by IRS regulations. Company contributions to this plan are calculated on a graduated scale based on employee contributions to the plan. The cost for this plan was $17 million in 2011 and $15 million in 2010 and 2009 (the cost is not included in the tables that follow).

Each of these two U.S. defined contribution plans includes a non-leveraged employee stock ownership plan (ESOP) which covers all employees participating in these plans. The collective number of shares of Praxair common stock in the two ESOPs totaled 3,821,031 at December 31, 2011.

### *Postretirement Benefits Other Than Pensions (OPEB)*

Praxair provides health care and life insurance benefits to certain eligible retired employees. These benefits are provided through various insurance companies and healthcare providers. Praxair is also obligated to make payments for a portion of postretirement benefits related to retirees of Praxair's former parent. Additionally, as part of the CBI acquisition in 1996, Praxair assumed responsibility for healthcare and life insurance benefit obligations for CBI's retired employees. All postretirement healthcare programs have cost caps that limit the company's exposure to future cost increases. In addition, as part of the retirement elections made for July 1, 2002, eligible employees were given the choice of maintaining coverage in the current retiree medical design (as may be amended from time to time), or to move to a design whereby coverage would be provided, but with no Praxair subsidy whatsoever. Also, all new employees hired after April 30, 2002 into a business adopting these plans will not receive a company subsidy. Praxair does not currently fund its postretirement benefits obligations. Praxair's retiree plans may be changed or terminated by Praxair at any time for any reason with no liability to current or future retirees.

Praxair uses a measurement date of December 31 for its pension and other post-retirement benefit plans.

### *Pension and Postretirement Benefit Costs*

The components of net pension and postretirement benefits other than pensions (OPEB) costs for 2011, 2010 and 2009 are shown below:

| *(Millions of dollars)* | Pensions | | | OPEB | | |
|---|---|---|---|---|---|---|
| **Year Ended December 31,** | **2011** | **2010** | **2009** | **2011** | **2010** | **2009** |
| Service cost | $ 44 | $ 41 | $ 39 | $ 4 | $ 6 | $ 6 |
| Interest cost | 120 | 122 | 120 | 14 | 16 | 16 |
| Expected return on plan assets | (147) | (142) | (137) | — | — | — |
| Net amortization and deferral | 43 | 33 | 17 | (6) | (2) | (2) |
| Net periodic benefit cost before pension settlement charge | $ 60 | $ 54 | $ 39 | $ 12 | $ 20 | $ 20 |
| Pension settlement charge | 6 | 3 | 4 | — | — | — |
| Net periodic benefit cost | $ 66 | $ 57 | $ 43 | $ 12 | $ 20 | $ 20 |

### *Funded Status*

The changes in benefit obligation and plan assets for Praxair's pension and OPEB programs, including reconciliation of the funded status of the plans to amounts recorded in the consolidated balance sheet, as of December 31, 2011 And 2010 are shown below:

| *(Millions of dollars)* Year Ended December 31, | Pensions 2011 U.S. | Pensions 2011 INTL | Pensions 2010 U.S. | Pensions 2010 INTL | OPEB 2011 | OPEB 2010 |
|---|---|---|---|---|---|---|
| **Change in Benefit Obligation (PBO)** | | | | | | |
| Benefit obligation January 1 | $1,501 | $ 597 | $1,385 | $ 560 | $ 225 | $ 263 |
| Service cost | 31 | 13 | 28 | 13 | 4 | 6 |
| Interest cost | 80 | 40 | 80 | 42 | 14 | 16 |
| Participant contributions | — | — | — | — | 8 | 8 |
| Plan amendment | — | (2) | — | — | (3) | (26) |
| Actuarial loss (gain) | 183 | 28 | 82 | 16 | 11 | (18) |
| Benefits paid | (74) | (53) | (74) | (44) | (28) | (27) |
| Acquisition/ divestiture | — | 29 | — | — | — | — |
| Foreign currency translation | — | (28) | — | 10 | (5) | 3 |
| Benefit obligation, December 31 | $1,721 | $ 624 | $1,501 | $ 597 | $ 226 | $ 225 |
| Accumulated benefit obligation (ABO) | $1,625 | $ 590 | $1,428 | $ 565 | | |
| **Change in Plan Assets** | | | | | | |
| Fair value of plan assets, January 1 | $1,147 | $ 504 | $ 958 | $ 465 | $ — | $ — |
| Actual return on plan assets | (18) | 30 | 145 | 45 | — | — |
| Company contributions | 75 | 19 | 107 | 17 | — | — |
| Benefits paid from plan assets | (66) | (46) | (63) | (36) | — | — |
| Acquisition/ divestiture | — | 19 | — | — | — | — |
| Foreign currency translation | — | (22) | — | 13 | — | — |
| Fair value of plan assets, December 31 | $1,138 | $ 504 | $1,147 | $ 504 | $ — | $ — |
| **Funded Status, End of Year** | $ (583) | $(120) | $ (354) | $ (93) | $(226) | $(225) |
| **Recorded in the Balance Sheet** | | | | | | |
| Other long-term assets | $ — | $ 14 | $ — | $ 49 | $ — | $ — |
| Other current liabilities | (14) | (5) | (9) | (5) | (19) | (19) |
| Other long-term liabilities | (569) | (129) | (345) | (137) | (207) | (206) |
| Net amount recognized, December 31 | $ (583) | $(120) | $ (354) | $ (93) | $(226) | $(225) |
| **Amounts recognized in accumulated other comprehensive income (loss) consist of:** | | | | | | |
| Net actuarial loss (gain) | $ 891 | $ 159 | $ 624 | $ 128 | $ 3 | $ (8) |
| Prior service cost (credit) | (2) | 27 | (2) | 34 | (16) | (19) |
| Deferred tax benefit (Note 5) | (339) | (45) | (237) | (37) | 6 | 11 |
| Amount recognized in accumulated other comprehensive income (loss) (Note 7) | $ 550 | $ 141 | $ 385 | $ 125 | $ (7) | $ (16) |

The changes in plan assets and benefit obligations recognized in other comprehensive income in 2011 and 2010 are as follows:

| *(Millions of dollars)* | Pensions 2011 | Pensions 2010 | OPEB 2011 | OPEB 2010 |
|---|---|---|---|---|
| Current year net actuarial loss (gain)* | $348 | $ 48 | $ 11 | $(19) |
| Amortization of net actuarial loss | (42) | (31) | 1 | — |
| Plan amendment | (2) | — | (3) | (26) |
| Amortization of prior service costs | (1) | (2) | 6 | 2 |
| Pension Settlements | (6) | (3) | — | — |
| Foreign currency translation and other | (6) | 4 | (1) | — |
| Total recognized in other comprehensive income | $291 | $ 16 | $ 14 | $(43) |

* The pension net actuarial loss in 2011 and 2010 relates primarily to lower discount rates. The OPEB net actuarial loss in 2011 relates primarily to lower discount rates, and the 2010 net actuarial gain relates to a plan change in the United States partially offset by lower discount rates.

The amounts in accumulated other comprehensive income (loss) that are expected to be recognized as components of net periodic benefit cost during 2012 are as follows:

| *(Millions of dollars)* | Pension | OPEB |
|---|---|---|
| Net actuarial loss (gain) | $68 | $(1) |
| Prior service cost (credit) | 2 | (6) |
| | $70 | $(7) |

The following table provides information for pension plans where the accumulated benefit obligation exceeds the fair value of the plan assets:

| *(Millions of dollars)* Year Ended December 31, | Pensions 2011 U.S. | Pensions 2011 INTL | Pensions 2010 U.S. | Pensions 2010 INTL |
|---|---|---|---|---|
| **Obligation in Excess of Plan Assets** | | | | |
| Projected benefit obligation (PBO) | $1,721 | $345 | $1,501 | $380 |
| Accumulated benefit obligation (ABO) | $1,625 | $338 | $1,428 | $370 |
| Fair value of plan assets | $1,138 | $215 | $1,147 | $243 |

### *Assumptions*

The assumptions used to determine the benefit obligations are as of the respective balance sheet date and the assumptions used to determine the net benefit cost are at the previous year-end, as shown below:

| | Pensions U.S. 2011 | Pensions U.S. 2010 | Pensions INTL 2011 | Pensions INTL 2010 | OPEB 2011 | OPEB 2010 |
|---|---|---|---|---|---|---|
| *Weighted average assumptions used to determine benefit obligations at December 31,* | | | | | | |
| Discount rate | 4.70% | 5.40% | 7.00% | 7.40% | 5.70% | 6.40% |
| Rate of increase in compensation levels | 3.25% | 3.25% | 3.90% | 3.90% | N/A | N/A |
| *Weighted average assumptions used to determine net periodic benefit cost for years ended December 31,* | | | | | | |
| Discount rate | 5.40% | 5.90% | 7.40% | 7.70% | 6.40% | 6.60% |
| Rate of increase in compensation levels | 3.25% | 3.50% | 3.90% | 3.90% | N/A | N/A |
| Expected long-term rate of return on plan assets * | 8.25% | 8.25% | 8.60% | 8.60% | N/A | N/A |

* For 2012, the expected long-term rate of return on plan assets will be 8.25% for the U.S. plans. Expected weighted average returns for international plans will vary. These rates are determined annually by management based on a weighted average of current and historical market trends, historical and expected portfolio performance and the current and expected portfolio mix of investments.

| *Assumed healthcare cost trend rates* | OPEB 2011 | OPEB 2010 |
|---|---|---|
| Healthcare cost trend assumed | 9.00% | 7.50% |
| Rate to which the cost trend rate is assumed to decline (the ultimate trend rate) | 5.00% | 5.00% |
| Year that the rate reaches the ultimate trend rate | 2020 | 2016 |

These healthcare-cost trend rate assumptions have an impact on the amounts reported. However, cost caps limit the impact on the net OPEB benefit cost in the U.S. To illustrate the effect, a one-percentage point change in assumed healthcare cost trend rates would have the following effects:

| *(Millions of dollars)* | One-Percentage Point Increase | One-Percentage Point Decrease |
|---|---|---|
| Effect on the total of service and interest cost components of net OPEB benefit cost | $1 | $(1) |
| Effect on OPEB benefit obligation | $5 | $(4) |

***Pension Plan Assets***

The investments of the U.S. pension plan are managed to meet the future expected benefit liabilities of the plan over the long term by investing in diversified portfolios consistent with prudent diversification and historical and expected capital market returns. When Praxair became an independent, publicly traded company in 1992, its former parent retained all liabilities for its term-vested and retired employees. Praxair's plan received assets and retained pension liabilities for its own active employee base. Therefore, the liabilities under the Praxair U.S. pension plan mature at a later date compared to pension funds of other similar companies. Investment strategies are reviewed by the Finance and Pension Committee of the company's Board of Directors and investment performance is tracked against appropriate benchmarks. There are no concentrations of risk as it relates to the assets within the plans.

The international pension plans are managed individually based on diversified investment portfolios, with different target asset allocations that vary for each plan.

Praxair's U.S. and international pension plans' weighted-average asset allocations at December 31, 2011 and 2010, and the target asset allocation range for 2011, by major asset category are as follows:

| | U.S. | | | INTL | | |
|---|---|---|---|---|---|---|
| **Asset Category** | **Target** | **2011** | **2010** | **Target** | **2011** | **2010** |
| Equity Securities | 60%-80% | 63% | 65% | 30%-50% | 36% | 37% |
| Fixed income securities | 20%-40% | 37% | 35% | 40%-60% | 54% | 56% |
| Other | — | — | — | 0%-10% | 10% | 7% |

The following table summarizes pension assets measured at fair value by asset category at December 31, 2011 and 2010 (see Note 13 for definition of the levels):

| | Fair Value Measurements Using | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Level 1 | | Level 2 | | Level 3 * | | Total | |
| *(Millions of dollars)* | 2011 | 2010 | 2011 | 2010 | 2011 | 2010 | 2011 | 2010 |
| Cash and cash equivalents | $ 2 | $ 6 | $— | $— | $— | $— | $ 2 | $ 6 |
| Equity securities: | | | | | | | | |
| U.S. equities | 330 | 385 | — | — | — | — | 330 | 385 |
| International equities | 63 | 73 | — | — | — | — | 63 | 73 |
| Mutual funds | 278 | 302 | — | — | — | — | 278 | 302 |
| Pooled funds | — | — | 224 | 172 | — | — | 224 | 172 |
| Fixed income securities: | | | | | | | | |
| U.S. government bonds | 54 | 31 | — | — | — | — | 54 | 31 |
| International government bonds | 159 | 169 | — | — | — | — | 159 | 169 |
| Mutual funds | 245 | 214 | — | — | — | — | 245 | 214 |
| Corporate bonds | — | — | 152 | 151 | — | — | 152 | 151 |
| Pooled funds | — | — | 86 | 111 | — | — | 86 | 111 |
| Other: | | | | | | | | |
| Insurance contracts | — | — | — | — | 49 | 33 | 49 | 33 |
| Private equity | — | — | — | — | — | 4 | — | 4 |
| Fair value of plan assets, December 31, | $1,131 | $1,180 | $462 | $434 | $ 49 | $ 37 | $1,642 | $1,651 |

* The following table summarizes changes in fair value of the pension plan assets classified as level 3 for the periods ended December 31, 2011 and 2010:

| *(Millions of dollars)* | Insurance Contracts | Private Equity | Total |
|---|---|---|---|
| Balance, December 31, 2009 | $37 | $ 3 | $ 40 |
| Gain or losses for the period | 1 | 1 | 2 |
| Net settlements | (5) | — | (5) |
| Balance, December 31, 2010 | 33 | 4 | 37 |
| Gain or losses for the period | 6 | — | 6 |
| Acquisitions | 19 | — | 19 |
| Net settlements | (9) | (4) | (13) |
| Balance, December 31, 2011 | $49 | $— | $ 49 |

The descriptions and fair value methodologies for the U.S. and International pension plan assets are as follows:

*Cash and Cash Equivalents* – This category includes cash and short-term interest bearing investments with maturities of three months or less. Investments are valued at cost plus accrued interest. Cash and cash equivalents are classified within level 1 of the valuation hierarchy.

*Equity Securities* – This category is comprised of shares of common stock in U.S. and international companies from a diverse set of industries and size. Common stock is valued at the closing market price reported on a U.S. or international exchange where the security is actively traded. Equity securities are classified within level 1 of the valuation hierarchy.

*Mutual Funds and Pooled Funds* – This category consists of publicly and privately managed funds that invest primarily in marketable equity and fixed income securities. The fair value of these investments is determined by reference to the net asset value of the underlying securities of the fund. Shares of publicly traded mutual funds are valued at the net asset value quoted on the exchange where the fund is traded and are classified as level 1 within the valuation hierarchy. Units of pooled funds are valued at the per unit net asset value determined by the fund manager and are classified as level 2 within the valuation hierarchy.

*U.S. and International Government Bonds* – This category includes U.S. treasuries, U.S. federal agency obligations and international government debt. The majority of these investments are valued at the closing market prices reported on the exchange where the security is traded and are classified as level 1 within the valuation hierarchy. If quoted market prices are not available for a specific government security, the fair value is determined using quoted prices of similar securities in active markets and is classified as level 2 within the valuation hierarchy.

*Corporate Bonds* – This category is comprised of corporate bonds of U.S. and international companies from a diverse set of industries and size. The fair values for U.S. and international corporate bonds are determined using quoted prices of similar securities in active markets and observable data or broker or dealer quotations. The fair values for these investments are classified as level 2 within the valuation hierarchy.

*Private Equity and Insurance Contracts* – The fair value of private equity investments is determined based on a discounted cash flow model and is classified within level 3 of the valuation hierarchy. The fair value of insurance contracts is determined based on the cash surrender value of the insurance contract, which is determined based on such factors as the fair value of the underlying assets and discounted cash flow. These contracts are with highly rated insurance companies. Insurance contracts are classified within level 3 of the valuation hierarchy.

***Contributions***

Pension contributions were $94 million in 2011, $124 million in 2010 and $128 million in 2009. Estimates of 2012 contributions are in the range of $120 million. A $100 million contribution was made in January 2012 to the primary U.S. pension plan.

***Estimated Future Benefit Payments***

The following table presents estimated future benefit payments, net of participants contributions:

| *(Millions of dollars)* | Pensions | | |
|---|---|---|---|
| **Year Ended December 31,** | **U.S.** | **INTL** | **OPEB** |
| 2012 | 89 | 36 | 20 |
| 2013 | 90 | 36 | 19 |
| 2014 | 94 | 37 | 19 |
| 2015 | 98 | 37 | 19 |
| 2016 | 102 | 38 | 18 |
| 2017 – 2021 | 580 | 206 | 82 |

The impact to Praxair's retirement plans in the U.S. related to the Patient Protection and Affordable Care Act signed into law on March 23, 2010 was insignificant.

## NOTE 17. COMMITMENTS AND CONTINGENCIES

The company accrues non income-tax liabilities for contingencies when management believes that a loss is probable and the amounts can be reasonably estimated, while contingent gains are recognized only when realized. In the event any losses are sustained in excess of accruals, they will be charged against income at that time. Attorney fees are recorded as incurred. Commitments represent obligations, such as those for future purchases of goods or services, that are not yet recorded on the company's balance sheet as liabilities. The company records liabilities for commitments when incurred (i.e., when the goods or services are received).

### *Contingent Liabilities*

Praxair is subject to various lawsuits and government investigations that arise from time to time in the ordinary course of business. These actions are based upon alleged environmental, tax, antitrust and personal injury claims, among others. Praxair has strong defenses in these cases and intends to defend itself vigorously. However, it is possible that the company may incur losses in connection with some of these actions in excess of accrued liabilities. Management does not anticipate that in the aggregate such losses would have a material adverse effect on the company's consolidated financial position or liquidity; however, it is possible that the final outcomes could have a significant impact on the company's reported results of operations in any given period.

Among such matters are:

- Claims by the Brazilian taxing authorities against several of the company's Brazilian subsidiaries relating to non-income and income tax matters.

  During May 2009, the Brazilian government published Law 11941/2009 instituting a new voluntary amnesty program ("Refis Program") which allowed Brazilian companies to settle certain federal tax disputes at reduced amounts. During the 2009 third quarter, Praxair decided that it was economically beneficial to settle many of its outstanding federal tax disputes and these disputes were enrolled in the Refis Program and settled (see Note 2). The final settlement related to the Refis Program is subject to final calculation and review by the Brazilian federal government and, although the timing is very difficult to estimate, the company currently anticipates this review will conclude during the next year. Any differences from amounts recorded will be adjusted to income at that time.

  After enrollment in the amnesty programs, at December 31, 2011 the most significant remaining claims relate to state VAT tax matters associated with procedural issues and a federal income tax matter where the taxing authorities are challenging the tax rate that should be applied to income generated by a subsidiary company. The total estimated exposure relating to such claims, including interest and penalties, as appropriate, is approximately $194 million. Praxair has not recorded any liabilities related to such claims based on management judgments, after considering judgments and opinions of outside counsel. Because litigation in Brazil historically takes many years to resolve, it is very difficult to estimate the timing of resolution of these matters; however, it is possible that certain of these matters may be resolved within the near term. The company is vigorously defending against the proceedings.

- On September 1, 2010, CADE (Brazilian Administrative Council for Economic Defense) announced alleged anticompetitive activity on the part of five industrial gas companies in Brazil and imposed fines on all five companies. Originally, CADE imposed a civil fine of R$2.2 billion Brazilian reais (US$1.2 billion) against White Martins, the Brazil-based subsidiary of Praxair, Inc. In response to a motion for clarification, the fine was reduced to R$1.7 billion Brazilian reais (US$900 million) due to a calculation error made by CADE. On September 2, 2010, Praxair issued a press release and filed a report on Form 8-K rejecting all claims and stating that the fine represents a gross and arbitrary disregard of Brazilian law.

  On October 19, 2010, White Martins filed an annulment petition ("appeal") with the Federal Court in Brasilia seeking to have the fine against White Martins overturned. In order to suspend payment of the fine pending the completion of the appeal process, Brazilian law required that the company tender a form of guarantee in the amount of the fine as security. Currently, 50% of the guarantee is satisfied by letters of credit with a financial institution and 50% of the guarantee is satisfied by equity of a Brazilian subsidiary.

  Praxair strongly believes that the allegations are without merit and that the fine will be annulled during the appeal process. The company further believes that it has strong defenses and will vigorously defend against the allegations and related fine up to such levels of the Federal Courts in Brazil as may be necessary. Because appeals in Brazil historically take many years to resolve, it is very difficult to estimate when the appeal will be finally decided. Based on management judgments, after considering judgments and opinions of outside counsel, no reserve has been recorded for this proceeding as management does not believe that a loss is probable.

- From 2003 to 2011, Praxair and several other co-defendants were the subject of welding fume litigation in which thousands of welders alleged personal injury caused by manganese contained in welding fumes. As a result of a vigorous defense, as of December 31, 2011, Praxair was defending only 245 individual claims, a 98% decline in claimants since 2005. In January 2012, Praxair and the other co-defendants in this litigation entered into a Resolution Agreement ("Agreement") that will, subject to certain conditions, resolve all remaining cases against Praxair. Accordingly, in the 2011 fourth quarter, Praxair recorded an amount less than $1 million as a liability for its estimated payment obligation under the Agreement.

*Contingent Asset*

Praxair's Brazilian-based subsidiary, White Martins, has a long-standing claim against a Brazilian power company, Bandeirante Energia SA, related to electricity tariffs billed to White Martins during the period 1986 through 2011. This matter has been in litigation in the Brazilian courts since 2001. Over this time, White Martins has been successful in the litigation and, in 2011 the courts released a R$55 million (US$ 29 million) cash deposit to White Martins, subject to completion of an appeal process. Praxair will not recognize any gain related to this release until the appeal process has been concluded. Although it is not possible to predict the timing of resolution of this matter, it is possible that it could be resolved, or partially resolved, in the near future.

*Commitments and Contractual Obligations*

The following table sets forth Praxair's material commitments and contractual obligations as of December 31, 2011, excluding leases, tax liabilities for uncertain tax positions, long-term debt, other post retirement and pension obligations which are summarized elsewhere in the financial statements (see Notes 4, 7, 11, and 16):

| *(Millions of dollars)* **Expiring through December 31,** | **Unconditional Purchase Obligations** | **Construction Commitments** | **Guarantees and Other** |
|---|---|---|---|
| 2012 | $ 566 | $1,226 | $ 76 |
| 2013 | 434 | 296 | — |
| 2014 | 384 | — | — |
| 2015 | 333 | — | 9 |
| 2016 | 327 | — | — |
| Thereafter | 942 | — | 10 |
| | $2,986 | $1,522 | $ 95 |

Unconditional purchase obligations of $ 2,986 million represent contractual commitments under various long- and short-term, take-or-pay arrangements with suppliers and are not included on Praxair's balance sheet. These obligations are primarily minimum purchase commitments for helium, electricity, natural gas and feedstock used to produce atmospheric and process gases. During 2011, payments under these contracts totaled $1,162 million, including $677 million for electricity and $237 million for natural gas. A significant portion of these obligations is passed on to customers through similar take-or-pay or other contractual arrangements. Purchase obligations which are not passed along to customers through such contractual arrangements are subject to market conditions, but do not represent a material risk to Praxair.

Construction commitments of $1,522 million represent outstanding commitments to complete authorized construction projects as of December 31, 2011. A significant portion of Praxair's capital spending is related to the construction of new production facilities to satisfy customer commitments which may take a year or more to complete.

Guarantees and other of $95 million include $79 million related to Praxair's contingent obligations under guarantees of certain debt of unconsolidated affiliates and $16 million of various guarantees relating to outstanding receivables and repurchase agreements. Unconsolidated equity investees had total debt of approximately $397 million at December 31, 2011, which was non-recourse to Praxair with the exception of the guaranteed portions described above. Praxair has no significant financing arrangements with closely-held related parties.

At December 31, 2011, Praxair had undrawn outstanding letters of credit, bank guarantees and surety bonds valued at approximately $1,730 million from financial institutions, including $601 million relating to the CADE anti-trust litigation in Brazil. These related primarily to customer contract performance guarantees (including plant construction in connection with certain on-site contracts), self-insurance claims and other commercial and governmental requirements, including foreign litigation matters.

## NOTE 18. SEGMENT INFORMATION

The company's operations are organized into five reportable segments, four of which have been determined on a geographic basis of segmentation: North America, Europe, South America and Asia. In addition, Praxair operates its worldwide surface technologies business through its wholly-owned subsidiary, Praxair Surface Technologies, Inc., which represents the fifth reportable segment.

Praxair's operations consist of two major product lines: industrial gases and surface technologies. The industrial gases product line centers on the manufacturing and distribution of atmospheric gases (oxygen, nitrogen, argon, rare gases) and process gases (carbon dioxide, helium, hydrogen, electronic gases, specialty gases, acetylene). Many of these products are co-products of the same manufacturing process. Praxair manufactures and distributes nearly all of its products and manages its customer relationships on a regional basis. Praxair's industrial gases are distributed to various end markets within a regional segment through one of three basic distribution methods: on-site or tonnage; merchant; and packaged or cylinder gases. The distribution methods are generally integrated in order to best meet the customer's needs and very few of its products can be economically transported outside of a region. Therefore, the distribution economics are specific to the various geographies in which the company operates and are consistent with how management assesses performance.

Praxair evaluates the performance of its reportable segments based primarily on operating profit, excluding inter-company royalties and special items. Accordingly, for 2011, segment operating profit excludes $1 million net loss associated with the acquisition and cost reduction program; 2010 excludes the impact of the U.S. Homecare divestiture and Venezuela currency devaluation totaling $85 million; 2009 excludes the impact of Brazil tax amnesty program and other charges of $306 million (see Note 2). Sales are determined based on the country in which the legal subsidiary is domiciled. Corporate and globally managed expenses, and research and development costs relating to Praxair's global industrial gases business, are allocated to operating segments based on sales.

The table below presents information about reportable segments for the years ended December 31, 2011, 2010 and 2009.

| *(Millions of dollars)* | 2011 | 2010 | 2009 |
|---|---|---|---|
| **Sales (a)** | | | |
| North America | $ 5,531 | $ 5,111 | $ 4,626 |
| Europe | 1,448 | 1,334 | 1,283 |
| South America | 2,308 | 1,970 | 1,645 |
| Asia | 1,317 | 1,133 | 885 |
| Surface Technologies | 648 | 568 | 517 |
| | $11,252 | $10,116 | $ 8,956 |
| **Operating Profit** | | | |
| North America | $ 1,372 | $ 1,196 | $ 1,044 |
| Europe | 260 | 267 | 268 |
| South America | 530 | 454 | 350 |
| Asia | 205 | 166 | 138 |
| Surface Technologies | 102 | 84 | 81 |
| Segment operating profit | 2,469 | 2,167 | 1,881 |
| Cost reduction program and other charges (Note 2) | (1) | (85) | (306) |
| Total operating profit | $ 2,468 | $ 2,082 | $ 1,575 |
| **Total Assets (b)** | | | |
| North America | $ 7,402 | $ 7,154 | $ 6,902 |
| Europe | 2,728 | 2,262 | 2,312 |
| South America | 3,194 | 3,234 | 2,854 |
| Asia | 2,366 | 1,965 | 1,595 |
| Surface Technologies | 666 | 659 | 654 |
| | $16,356 | $15,274 | $14,317 |
| **Depreciation and Amortization** | | | |
| North America | $ 495 | $ 467 | $ 441 |
| Europe | 141 | 124 | 124 |
| South America | 197 | 174 | 144 |
| Asia | 126 | 118 | 100 |
| Surface Technologies | 44 | 42 | 37 |
| | $ 1,003 | $ 925 | $ 846 |
| **Capital Expenditures and Acquisitions** | | | |
| North America (Note 3) | $ 880 | $ 636 | $ 759 |
| Europe (Note 3) | 339 | 282 | 145 |
| South America | 396 | 306 | 222 |
| Asia | 431 | 275 | 211 |
| Surface Technologies (Note 3) | 45 | 37 | 146 |
| | $ 2,091 | $ 1,536 | $ 1,483 |
| **Sales by Major Country** | | | |
| United States | $ 4,206 | $ 3,973 | $ 3,649 |
| Brazil | 1,931 | 1,639 | 1,327 |
| Other – foreign | 5,115 | 4,504 | 3,980 |
| | $11,252 | $10,116 | $ 8,956 |

| **Long-lived Assets by Major Country**[c] | | | |
|---|---|---|---|
| United States | $ 3,646 | $3,446 | $3,360 |
| Brazil | 1,584 | 1,620 | 1,432 |
| Other – foreign | 4,901 | 4,466 | 4,198 |
| | $10,131 | $ 9,532 | $ 8,990 |

(a) Sales reflect external sales only. Intersegment Sales, primarily from North America to other segments, were not significant.

(b) Includes equity investments as of December 31 as follows:

| *(Millions of dollars)* | 2011 | 2010 | 2009 |
|---|---|---|---|
| North America | $ 49 | $ 52 | $ 57 |
| Europe * | 183 | 298 | 300 |
| Asia * | 291 | 214 | 78 |
| | $523 | $564 | $435 |

* The 2011 decrease for Europe relates to the consolidation of Yara Praxair effective October 2011. The 2011 and 2010 increases for Asia relate to investments in the ROC Group (see Note 3).

(c) Long-lived assets include property, plant and equipment – net.

## NOTE 19. QUARTERLY DATA (UNAUDITED)

***(Dollar amounts in millions, except per share data)***

| **2011** | **1Q** | **2Q** | **3Q** | **4Q (a)** | **YEAR (a)** |
|---|---|---|---|---|---|
| Sales | $ 2,702 | $ 2,858 | $ 2,896 | $ 2,796 | $ 11,252 |
| Cost of sales, exclusive of depreciation and amortization | $ 1,536 | $ 1,640 | $ 1,684 | $ 1,598 | $ 6,458 |
| Depreciation and amortization | $ 244 | $ 254 | $ 256 | $ 249 | $ 1,003 |
| Operating profit | $ 591 | $ 627 | $ 632 | $ 618 | $ 2,468 |
| Net income – Praxair, Inc. | $ 398 | $ 425 | $ 429 | $ 420 | $ 1,672 |
| **Basic Per Share Data** | | | | | |
| Net income | $ 1.31 | $ 1.40 | $ 1.42 | $ 1.40 | $ 5.53 |
| Weighted average shares (000's) | 304,071 | 303,709 | 301,594 | 299,575 | 302,237 |
| **Diluted Per Share Data** | | | | | |
| Net income | $ 1.29 | $ 1.38 | $ 1.40 | $ 1.38 | $ 5.45 |
| Weighted average shares (000's) | 308,595 | 308,253 | 305,623 | 303,700 | 306,722 |

| **2010** | **1Q (a)** | **2Q** | **3Q** | **4Q (a)** | **YEAR (a)** |
|---|---|---|---|---|---|
| Sales | $ 2,428 | $ 2,527 | $ 2,538 | $ 2,623 | $ 10,116 |
| Cost of sales, exclusive of depreciation and amortization | $ 1,381 | $ 1,437 | $ 1,444 | $ 1,492 | $ 5,754 |
| Depreciation and amortization | $ 228 | $ 230 | $ 227 | $ 240 | $ 925 |
| Operating profit | $ 479 | $ 547 | $ 551 | $ 505 | $ 2,082 |
| Net income – Praxair, Inc. | $ 314 | $ 371 | $ 377 | $ 133 | $ 1,195 |
| **Basic Per Share Data** | | | | | |
| Net income | $ 1.02 | $ 1.21 | $ 1.22 | $ 0.43 | $ 3.90 |
| Weighted average shares (000's) | 306,793 | 306,826 | 307,127 | 306,133 | 306,720 |
| **Diluted Per Share Data** | | | | | |
| Net income | $ 1.01 | $ 1.19 | $ 1.21 | $ 0.43 | $ 3.84 |
| Weighted average shares (000's) | 311,159 | 311,109 | 311,608 | 310,733 | 311,395 |

(a) 2011 and 2010 include the impact of the following benefits/(charges) (see Note 2):

| *(Millions of dollars)* | **Operating Profit/ (Loss)** | **Net Income/ (Loss)** |
|---|---|---|
| Net gain on acquisition – Q4 | $ 39 | $ 37 |
| Cost reduction program – Q4 | (40) | (31) |
| Year 2011 | $ (1) | $ 6 |
| Venezuela currency devaluation – Q1 | $ (27) | $ (26) |
| Spanish income tax settlement – Q4 | — | (250) |
| U.S. homecare divestiture – Q4 | (58) | (40) |
| Repatriation tax benefit – Q4 | — | 35 |
| Year 2010 | $ (85) | $(281) |

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

### Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Based on an evaluation of the effectiveness of Praxair's disclosure controls and procedures, which was made under the supervision and with the participation of management, including Praxair's principal executive officer and principal financial officer, the principal executive officer and principal financial officer have each concluded that, as of the end of the annual period covered by this report, such disclosure controls and procedures are effective in ensuring that information required to be disclosed by Praxair in reports that it files under the Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and accumulated and communicated to management including Praxair's principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

### Management's Report on Internal Control Over Financial Reporting

Praxair's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the company's principal executive officer and principal financial officer, Praxair conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (often referred to as *COSO*). Based on this evaluation, management concluded that the company's internal control over financial reporting was effective as of December 31, 2011.

Praxair's evaluation of internal control over financial reporting as of December 31, 2011 did not include the internal control over financial reporting related to Texas Welders Supply Company, Yara Praxair Holding AS, and American Gas Group because they were acquired by Praxair in business purchase combinations consummated during 2011. Total assets and sales for these acquisitions represent 3% and 0.5%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2011 (See Note 3 to the consolidated financial statements in Item 8).

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has issued their opinion on the company's internal control over financial reporting as of December 31, 2011 as stated in their report in Item 8.

### Changes in Internal Control over Financial Reporting

There were no changes in Praxair's internal control over financial reporting that occurred during the fourth quarter of 2011 that have materially affected, or are reasonably likely to materially affect, Praxair's internal control over financial reporting.

## ITEM 9B. OTHER INFORMATION

None.

# PART III

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Certain information required by this item is incorporated herein by reference to the sections captioned "The Board of Directors", "Executive Officers" and "Corporate Governance And Board Practices-*Section 16(a) Beneficial Ownership Reporting Compliance*" in Praxair's Proxy Statement for the Annual Meeting of Shareholders to be held on April 24, 2012.

*Identification of the Audit Committee*

Praxair has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). The members of that Audit Committee are Raymond W. LeBoeuf, Chairman, Claire W. Gargalli, Ira D. Hall and Larry D. McVay.

*Audit Committee Financial Expert*

The Praxair Board of Directors has determined that each of, Raymond W. LeBoeuf and Ira D. Hall is an "audit committee financial expert" as defined by Item 407(d)(5)(ii) of Regulation S-K of the Exchange Act and is independent within the meaning of the independence standards adopted by the Board of Directors and those of the New York Stock Exchange.

*Code of Ethics*

Praxair has adopted a code of ethics that applies to the company's directors and all employees, including its Chief Executive Officer, Chief Financial Officer, and Controller. This code of ethics has been approved by the Praxair Board of Directors and is named the "Compliance with Laws and Business Integrity and Ethics Policy". To assist employees and directors in complying with this code of ethics, management, from time to time, develops specific standards implementing certain provisions of the code which standards are contained in Praxair's "Standards of Business Integrity." Both documents are posted on the company's public website, www.praxair.com.

## ITEM 11. EXECUTIVE COMPENSATION

Information required by this item is incorporated herein by reference to the sections captioned "Executive Compensation" and "Director Compensation" in Praxair's Proxy Statement for the Annual Meeting of Shareholders to be held on April 24, 2012.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

*Equity Compensation Plans Information* – The table below provides information as of December 31, 2011 about company stock that may be issued upon the exercise of options, warrants and rights granted to employees or members of Praxair's Board of Directors under present and former equity compensation plans, including plans approved by shareholders and one plan which has not been approved by shareholders, the 1996 Praxair, Inc. Performance Incentive Plan (the 1996 Plan). The equity compensation plan not approved by shareholders was terminated in March 2001 and directors and officers of the company were not eligible to participate in that plan. Shareholder approval of that plan was not required under applicable NYSE rules. The 1996 Plan provided for granting nonqualified or incentive stock options, stock grants, performance awards and other stock related incentives for key employees. The exercise price under the 1996 Plan was equal to the closing price of Praxair's common stock on the date of grant. Options that were granted under this plan became exercisable after one or more years after the date of grant and the option term was no more than ten years.

## EQUITY COMPENSATION PLANS TABLE

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted-average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by shareholders | 14,840,162(1) | $59.58 | 8,450,893 |
| Equity compensation plans not approved by shareholders | — | — | — |
| Total | 14,840,162 | $59.58 | 8,450,893 |

(1) This amount includes 339,259 restricted shares and 961,736 performance shares. Up to an additional 480,868 performance shares could be issued if performance goals are achieved at the maximum specified targets. See Note 15 to the consolidated financial statements.

Certain information required by this item regarding the beneficial ownership of the Company's common stock is incorporated herein by reference to the section captioned "Share Ownership" in Praxair's Proxy Statement for the Annual Meeting of Shareholders to be held on April 25, 2012.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information required by this item is incorporated herein by reference to the sections captioned "Corporate Governance And Board Practices – *Review, Approval or Ratification of Transactions with Related Persons*," "Corporate Governance And Board Practices – *Certain Relationships and Transactions,*" and "Corporate Governance And Board Practices – *Director Independence*" in Praxair's Proxy Statement for the Annual Meeting of Shareholders to be held on April 24, 2012.

## ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by this item is incorporated herein by reference to the section captioned "The Independent Auditor" in Praxair's Proxy Statement for the Annual Meeting of Shareholders to be held on April 24, 2012.

## PART IV

### ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

(1) The company's 2011 Consolidated Financial Statements and the Report of the Independent Registered Public Accounting Firm are included in Part II, Item 8. Financial Statements and Supplementary Data.

(2) Financial Statement Schedules – All financial statement schedules have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

(3) Exhibits – The exhibits filed as part of this Annual Report on Form 10-K are listed in the accompanying index.

## SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PRAXAIR, INC.
(Registrant)

Date: February 29, 2012

By: /s/ ELIZABETH T. HIRSCH

**Elizabeth T. Hirsch**
*Vice President and Controller*
*(On behalf of the Registrant and as Chief Accounting Officer)*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on February 29, 2012.

| | | |
|---|---|---|
| /s/ STEPHEN F. ANGEL | /s/ JAMES S. SAWYER | /s/ NANCE K. DICCIANI |
| **Stephen F. Angel**<br>*Chairman, President, Chief Executive Officer and Director* | **James S. Sawyer**<br>*Executive Vice President and Chief Financial Officer* | **Nance K. Dicciani**<br>*Director* |
| /s/ EDWARD G. GALANTE | /s/ CLAIRE W. GARGALLI | /s/ IRA D. HALL |
| **Edward G. Galante**<br>*Director* | **Claire W. Gargalli**<br>*Director* | **Ira D. Hall**<br>*Director* |
| /s/ RAYMOND W. LEBOEUF | /s/ LARRY D. MCVAY | /s/ WAYNE T. SMITH |
| **Raymond W. LeBoeuf**<br>*Director* | **Larry D. McVay**<br>*Director* | **Wayne T. Smith**<br>*Director* |
| /s/ OSCAR DE PAULA BERNARDES | /s/ ROBERT L. WOOD | |
| **Oscar de Paula Bernardes**<br>*Director* | **Robert L. Wood**<br>*Director* | |

## INDEX TO EXHIBITS

***Praxair, Inc. and Subsidiaries***

| Exhibit No. | Description |
|---|---|
| 3.01 | Restated Certificate of Incorporation of Praxair, Inc. as filed with the Secretary of State of the State of Delaware on May 6, 2008 (Filed as Exhibit 3.01 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, Filing No. 1-11037, and incorporated herein by reference). |
| 3.02 | Amended and Restated By-Laws of Praxair, Inc. (Filed as Exhibit 3.02 to the Company's Current Report on Form 8-K dated December 12, 2007, Filing No. 1-11037, and incorporated herein by reference). |
| 3.03 | Certificate of Designations for the 7.48% Cumulative Preferred Stock, Series A (Filed on February 13, 1997 as Exhibit 3.3 to Amendment #1 to the Company's Registration Statement on Form S-3, Registration No. 333-18141). |
| 3.04 | Certificate of Designations for the 6.75% Cumulative Preferred Stock, Series B (Filed on February 13, 1997 as Exhibit 3.4 to Amendment #1 to the Company's Registration Statement on Form S-3, Registration No. 333-18141). |
| 4.01 | Common Stock Certificate (Filed as Exhibit 4.01 to the Company's Registration Statement on Form 10, Filing No. 1-11037, and incorporated herein by reference). |
| 4.02 | Indenture, dated as of July 15, 1992, between Praxair, Inc. and U.S. Bank National Association, as the ultimate successor trustee to Bank of America, Illinois, (formerly Continental Bank, National Association (Filed as Exhibit 4 to the Company's Current Report on Form 8-K dated March 19, 2007, Filing No. 1-11037, and incorporated herein by reference). |
| 4.03 | Copies of the agreements relating to long-term debt which are not required to be filed as exhibits to this Annual Report on Form 10-K will be furnished to the Securities and Exchange Commission upon request. |
| 4.04 | Series A Preferred Stock Certificate (Filed on February 7, 1997 as Exhibit 4.3 to Amendment #1 to the Company's Registration Statement on Form S-3, Registration No. 333-18141). |
| 4.05 | Series B Preferred Stock Certificate (Filed on February 7, 1997 as Exhibit 4.4 to Amendment #1 to the Company's Registration Statement on Form S-3, Registration No. 333-18141). |
| *10.01 | Amended and Restated 2002 Praxair, Inc. Long Term Incentive Plan (Filed as Exhibit 10.01 to the Company's 2003 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference). |
| *10.01a | Amendment, dated as of October 24, 2006, to the Amended and Restated 2002 Praxair, Inc. Long Term Incentive Plan (Filed as Exhibit 10.01a to the Company's 2006 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference). |
| *10.01b | Amendment, dated as of January 23, 2007, to the Amended and Restated 2002 Praxair, Inc. Long Term Incentive Plan (Filed as Exhibit 10.01b to the Company's 2006 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference). |
| *10.01c | Form of Standard Option Award under the 2002 Praxair, Inc. Long Term Incentive Plan (Filed as Exhibit 10.01c to the Company's 2007 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference). |
| *10.01d | Form of Transferable Option Award under the 2002 Praxair, Inc. Long Term Incentive Plan (Filed as Exhibit 10.01d to the Company's 2007 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference). |

| Exhibit No. | Description |
|---|---|
| *10.01e | Form of Performance Share Award under the 2002 Praxair, Inc. Long Term Incentive Plan effective for 2007-2008 (Filed as Exhibit 10.01e to the Company's 2006 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference). |
| *10.01f | Form of Performance Share Award under the 2002 Praxair, Inc. Long Term Incentive Plan effective for 2009 (Filed as Exhibit 10.01f to the Company's 2008 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference). |
| *10.02 | Form of Executive Severance Compensation Agreement effective January 1, 2009 (Filed as Exhibit 10.02 to the Company's 2008 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference). |
| *10.02a | Form of Executive Severance Compensation Agreement effective January 1, 2010_ (Filed as Exhibit 10.02 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, Filing No. 1-11037, and incorporated herein by reference). |
| *10.03 | 2002 Praxair, Inc. Variable Compensation Plan amended and restated effective January 1, 2008 (Filed as Exhibit 10.03 to the Company's 2008 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference). |
| *10.04 | Amended and Restated 1995 Stock Option Plan for Non-Employee Directors (Filed as Exhibit 10.04 to the Company's 2003 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference). |
| *10.04a | First Amendment, dated as of October 24, 2006, to the Amended and Restated 1995 Stock Option Plan for Non-Employee Directors (Filed as Exhibit 10.04a to the Company's 2006 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference). |
| *10.04b | 2005 Equity Compensation Plan for Non-Employee Directors of Praxair, Inc. amended and restated effective January 26, 2010 (Filed as Exhibit 10.04b to the Company's 2009 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference). |
| *10.04c | Form of Option Award under the 2005 Equity Compensation Plan for Non-Employee Directors of Praxair, Inc (Filed as Exhibit 10.04a to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, Filing No. 1-11037, and incorporated herein by reference). |
| *10.05a | Praxair, Inc. Supplemental Retirement Income Plan A effective January 1, 2008 (Filed as Exhibit 10.05a to the Company's 2008 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference). |
| *10.05b | First amendment to the Praxair, Inc. Supplemental Retirement Income Plan A effective January 1, 2010 (Filed as Exhibit 10.05b to the Company's 2009 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference). |
| *10.05c | Praxair, Inc. Supplemental Retirement Income Plan B amended and restated effective December 31, 2007 (Filed as Exhibit 10.05b to the Company's 2008 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference). |
| *10.05d | First amendment to the Praxair, Inc. Supplemental Retirement Income Plan B effective January 1, 2010 (Filed as Exhibit 10.05d to the Company's 2009 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference). |
| *10.05e | Praxair, Inc. Equalization Benefit Plan amended and restated effective December 31, 2007 (Filed as Exhibit 10.05c to the Company's 2008 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference). |
| *10.05f | First amendment to the Praxair, Inc. Equalization Benefit Plan amended and restated effective January 1, 2010 (Filed as Exhibit 10.05f to the Company's 2009 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference). |

| Exhibit No. | Description |
|---|---|
| *10.06 | Praxair, Inc. Director's Fees Deferral Plan amended and restated effective January 26, 2010 (Filed as Exhibit 10.06 to the Company's 2009 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference). |
| *10.07 | Praxair Compensation Deferral Program amended and restated as of January 1, 2005 (Filed as Exhibit 10.07 to the Company's 2008 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference). |
| 10.08 | Transfer Agreement dated January 1, 1989, between Union Carbide Corporation and the registrant (Filed as Exhibit 10.06 to the Company's Registration Statement on Form 10, Filing No. 1-11037, and incorporated herein by reference). |
| 10.08a | Amendment No. 1 dated as of December 31, 1989, to the Transfer Agreement (Filed as Exhibit 10.07 to the Company's Registration Statement on Form 10, Filing No. 1-11037, and incorporated herein by reference). |
| 10.08b | Amendment No. 2 dated as of July 2, 1990, to the Transfer Agreement (Filed as Exhibit 10.08 to the Company's Registration Statement on Form 10, Filing No. 1-11037, and incorporated herein by reference). |
| 10.08c | Amendment No. 3 dated as of January 2, 1991, to the Transfer Agreement (Filed as Exhibit 10.09 to the Company's Registration Statement on Form 10, Filing No. 1-11037, and incorporated herein by reference). |
| 10.09 | Transfer Agreement dated January 1, 1989, between Union Carbide Corporation and Union Carbide Coatings Service Corporation (Filed as Exhibit 10.14 to the Company's Registration Statement on Form 10, Filing No. 1-11037, and incorporated herein by reference). |
| 10.09a | Amendment No. 1 dated as of December 31, 1989, to the Transfer Agreement (Filed as Exhibit 10.15 to the Company's Registration Statement on Form 10, Filing No. 1-11037, and incorporated herein by reference). |
| 10.09b | Amendment No. 2 dated as of July 2, 1990, to the Transfer Agreement (Filed as Exhibit 10.16 to the Company's Registration Statement on Form 10, Filing No. 1-11037, and incorporated herein by reference). |
| 10.10 | Additional Provisions Agreement dated as of June 4, 1992 (Filed as Exhibit 10.21 to the Company's Registration Statement on Form 10, Filing No. 1-11037, and incorporated herein by reference). |
| 10.11 | Amended and Restated Realignment Indemnification Agreement dated as of June 4, 1992 (Filed as Exhibit 10.23 to the Company's Registration Statement on Form 10, Filing No. 1-11037, and incorporated herein by reference). |
| 10.12 | Environmental Management, Services and Liabilities Allocation Agreement dated as of January 1, 1990 (Filed as Exhibit 10.13 to the Company's Registration Statement on Form 10, Filing No. 1-11037, and incorporated herein by reference). |
| 10.12a | Amendment No. 1 to the Environmental Management, Services and Liabilities Allocation Agreement dated as of June 4, 1992 (Filed as Exhibit 10.22 to the Company's Registration Statement on Form 10, Filing No. 1-11037, and incorporated herein by reference). |
| 10.13 | Danbury Lease-Related Services Agreement dated as of June 4, 1992 (Filed as Exhibit 10.24 to the Company's Registration Statement on Form 10, Filing No. 1-11037, and incorporated herein by reference). |
| 10.13a | First Amendment to Danbury Lease-Related Services Agreement (Filed as Exhibit 10.13a to the Company's 1994 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference). |

| Exhibit No. | Description |
|---|---|
| 10.14 | Danbury Lease Agreements, as amended (Filed as Exhibit 10.26 to the Company's Registration Statement on Form 10, Filing No. 1-11037, and incorporated herein by reference). |
| 10.14a | Second Amendment to Linde Data Center Lease (Danbury) (Filed as Exhibit 10.14a to the Company's 1993 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference). |
| 10.14b | Fourth Amendment to Carbide Center Lease (Filed as Exhibit 10.14b to the Company's 1993 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference). |
| 10.14c | Third Amendment to Linde Data Center Lease (Filed as Exhibit 10.14c to the Company's 1994 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference). |
| 10.14d | Fifth Amendment to Carbide Center Lease (Filed as Exhibit 10.14d to the Company's 1994 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference). |
| 10.14e | Sixth Amendment to Carbide Center Lease (Filed as Exhibit 10.14e to the Company's 2004 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference). |
| 10.15 | Employee Benefits Agreement dated as of June 4, 1992 (Filed as Exhibit 10.25 to the Company's Registration Statement on Form 10, Filing No. 1-11037, and incorporated herein by reference). |
| 10.15a | First Amendatory Agreement to the Employee Benefits Agreement (Filed as Exhibit 10.15a to the Company's 1994 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference). |
| 10.16 | Tax Disaffiliation Agreement dated as of June 4, 1992 (Filed as Exhibit 10.20 to the Company's Registration Statement on Form 10, Filing No. 1-11037, and incorporated herein by reference). |
| 10.17 | $1.75 Billion Credit Agreement dated as of July 26, 2011 among Praxair, Inc. and the Eligible Subsidiaries Referred to therein, the Lenders Listed therein, and Bank of America, N.A., as Administrative Agent, Citibank, N.A. and HSBC Bank USA, N.A., as Syndication Agents, (Filed as Exhibit 10.01 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, Filing No. 1-11037, and incorporated herein by reference). |
| 10.18 | €450 Million Facility Agreement dated as of November 29, 2004 among Praxair Euroholding, S. L., an indirect wholly-owned subsidiary of the Company, as Borrower, Praxair, Inc., as Guarantor, The Lenders Party Thereto, Citigroup Global Markets, Inc., as Syndication Agent and ABN AMRO Bank N. V., as Administrative Agent and Documentation Agent (Filed as Exhibit 10.18 to the Company's 2004 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference). |
| 10.18a | Amendment No. 1 to €450 Million Facility Agreement (Filed as Exhibit 10.18a to the Company's Current Report on Form 8-K dated March 1, 2005, Filing No. 1-11037, and incorporated herein by reference). |
| *10.19 | Praxair, Inc. Plan for Determining Performance-Based Awards Under Section 162(m) (included as Appendix 3 to the Company's definitive proxy statement for its 2011 annual meeting of shareholders filed on March 16, 2011 and incorporated herein by reference). |
| *10.20 | Service Credit Arrangement for Stephen F. Angel dated May 23, 2007 was filed as Exhibit 10.20 to the Company's Form 8-K filed on May 24, 2007 and is incorporated herein by reference. |
| *10.21 | 2009 Praxair, Inc. Long Term Incentive Plan as amended on April 27, 2010 and January 25, 2011 was filed as Exhibit 10.21 to the Company's 2010 Annual Report on Form 10-K Filing No. 1-11037, and incorporated herein by reference. |
| *10.22 | Form of Standard Option Award under the 2009 Praxair, Inc. Long Term Incentive Plan (Filed as Exhibit 10.22 to the Company's 2009 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference). |

| Exhibit No. | Description |
|---|---|
| *10.23 | Form of Transferable Option Award under the 2009 Praxair, Inc. Long Term Incentive Plan (Filed as Exhibit 10.23 to the Company's 2009 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference). |
| *10.24 | Form of Restricted Stock Unit Award under the 2009 Praxair, Inc. Long Term Incentive Plan (Filed as Exhibit 10.24 to the Company's 2009 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference). |
| *10.25 | Form of Performance Share Unit Award under the 2009 Praxair, Inc. Long Term Incentive Plan (Filed as Exhibit 10.25 to the Company's 2009 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference). |
| 10.26 | Letter of Clarification of Certain Pension Benefits dated October 26, 2010 between the Company and James T. Breedlove (Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, Filing No. 1-11037, and incorporated herein by reference). |
| 10.27 | Form of Standard Underwriting Agreement Provisions was filed as Exhibit 1.1 to the Company's Form S-3 filed on November 9, 2009, and is incorporated herein by reference. |
| 10.28 | Terms Agreement dated January 11, 2010 among the Company, Citigroup Global Markets, Inc., HSBC Securities (USA) Inc., RBS Securities Inc and other underwriters for the issuance and sale of $500,000,000 2.125% Notes due 2013, filed as Exhibit 1 to the Company's Current Report on Form 8-K, dated January 14, 2010, Filing No. 1-11037, and incorporated herein by reference. |
| 10.29 | Terms Agreement dated March 1, 2011 among the Company, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and HSBC Securities (USA) Inc. as representatives of the underwriters named therein for the issuance and sale of $500,000,000 4.05% Notes due 2021, was filed as Exhibit 1 to the Company's Current Report on Form 8-K, dated March 4, 2011, Filing No. 1-11037, and incorporated herein by reference. |
| 10.30 | Terms Agreement dated August 31, 2011 among Credit Suisse Securities (USA) LLC, RBS Securities Inc., Mitsubishi UFJ Securities (USA), Inc. and Wells Fargo Securities, LLC as representatives of the underwriters named therein for the issuance and sale of $500,000,000 3.000% Notes due 2021, was filed as Exhibit 1 to the Company's Current Report on Form 8-K, dated September 6, 2011, Filing No. 1-11037, and incorporated herein by reference. |
| 10.31 | Terms Agreement dated February 1, 2012 among the Company, Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the underwriters named therein for the issuance and sale of $600,000,000 2.450% Notes due 2022, was filed as Exhibit 1 to the Company's Current Report on Form 8-K, dated February 6, 2012, Filing No. 1-11037, and incorporated herein by reference. |
| 12.01 | Computation of Ratio of Earnings to Fixed Charges. |
| 21.01 | Subsidiaries of Praxair, Inc. |
| 23.01 | Consent of Independent Registered Public Accounting Firm. |
| 31.01 | Rule 13a-14(a) Certification |
| 31.02 | Rule 13a-14(a) Certification |
| 32.01 | Section 1350 Certification (such certifications are furnished for the information of the Commission and shall not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act). |

| Exhibit No. | Description |
|---|---|
| 32.02 | Section 1350 Certification (such certifications are furnished for the information of the Commission and shall not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act). |
| 101.INS | XBRL Instance Document |
| 101. SCH | XBRL Taxonomy Extension Schema |
| 101.CAL | XBRL Taxonomy Extension Calculation Linkbase |
| 101.LAB | XBRL Taxonomy Extension Label Linkbase |
| 101.PRE | XBRL Taxonomy Extension Presentation Linkbase |
| 101.DEF | XBRL Taxonomy Extension Definition Linkbase |

Copies of exhibits incorporated by reference can be obtained from the SEC and are located in SEC File No. 1-11037.

* Indicates a management contract or compensatory plan or arrangement.

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# Investor Information

Kelcey E. Hoyt, Director, Investor Relations

Praxair, Inc.

39 Old Ridgebury Road
Danbury, Connecticut 06810-5113

e-mail: investor_relations@praxair.com

(203) 837-2210

### Information at www.praxair.com/investors:

- Annual reports
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- Five-year financial summary
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### Common Stock Listing (Symbol: PX)

New York Stock Exchange

### Number of Shareholders

There were 15,463 registered shareholders of record as of December 31, 2011.

### Dividend Policy

Dividends on Praxair's common stock are usually declared and paid quarterly. Praxair's objective is to continue quarterly dividends and consider annual dividend increases in conjunction with continued growth in earnings per share. However, the declaration of dividends is a decision made by the Praxair Board of Directors based on Praxair's earnings, financial condition and other factors the board considers relevant.

### Stock Transfer Agent and Stock Record Keeping

Registrar and Transfer Company is Praxair's stock transfer agent and registrar, and maintains shareholder records. For information about account records, stock certificates, change of address and dividend payments, contact:

1-800-368-5948 or info@rtco.com.

website address:
http://www.rtco.com

By mail, address shareholder inquiries to:

Shareholder Relations Department
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016

### Dividend Reinvestment Plan

Praxair provides investors a convenient, low-cost program that allows dividends to be automatically reinvested into additional shares of Praxair common stock and allows purchases of additional shares of Praxair common stock without commissions. Contact Shareholder Relations at Registrar and Transfer Company for full details at the address above.

### Annual Shareholders Meeting

The 2012 annual meeting of shareholders of Praxair, Inc. will be held at 11:00 a.m. on Tuesday, April 24, 2012 at The Ritz-Carlton Westchester Hotel, Three Renaissance Square, White Plains, New York.


PRAXAIR
Making our planet more productive